Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153922

Proxy Statement of Century Bancshares, Inc.	Prospectus of Wells Fargo & Company

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

We are pleased to report that the board of directors of Century Bancshares, Inc. has approved a merger involving Century Bancshares, Inc. and Wells Fargo & Company. Before we can complete the merger, we must obtain the approval of Century shareholders. We are sending you this document to ask you to approve the merger agreement at a special meeting of Century shareholders to be held at the time and place indicated in the meeting notice on the next page. No vote of Wells Fargo shareholders is required to complete the merger. This document gives you important information about the proposed merger. Please read this entire document carefully, including the discussion of “Risk Factors” beginning on page 14.

If the merger is completed, Century shareholders will receive shares of Wells Fargo common stock for their shares of Century common stock based on a formula described on page 24 of this proxy statement-prospectus, and cash instead of any fractional shares of Wells Fargo common stock. The number of Wells Fargo shares to be exchanged for each Century share – or the exchange ratio – will be based on (1) an average share price for Wells Fargo common stock for the 20 consecutive trading days immediately before the special meeting; and (2) a per share value for Century common stock equal to $190 million, less third party legal, investment banking, and advisory fees incurred by Century in connection with the merger, divided by the total number of shares of Century common stock outstanding immediately before the merger, assuming the exercise of all outstanding options immediately before the merger. In connection with the merger, Wells Fargo expects to issue less than 1% of its outstanding common stock.

Because the exchange ratio depends on future prices of Wells Fargo common stock and expenses that have yet to be incurred, it is not possible to currently calculate the exchange ratio. For illustration purposes, however, we have estimated that the Century share value will be $71.38 based on our current estimates that we will incur approximately $1.6 million in transaction fees and that there will be a total of 2,639,560 shares of Century common stock outstanding immediately before the merger, assuming the exercise of all outstanding options immediately before the merger. Using this assumed Century share value and an average Wells Fargo share price of $30.3423 for the 20 consecutive trading days ending on November 19, 2008, the most recent practicable day for which information was available prior to the mailing of this document, the exchange ratio would have been 2.3523. Based on the Wells Fargo closing share prices of $30.38 on August 12, 2008, the last trading day before public announcement of the merger, and $24.40 on November 19, 2008, the value of 2.3523 shares of Wells Fargo common stock would have been approximately $71.46 and $57.40, respectively. The share price of Wells Fargo common stock (NYSE trading symbol “WFC”) will fluctuate, and the average share price for the 20 consecutive trading days immediately before the special meeting may be different than the average used in the above hypothetical.

We expect the merger to be generally tax-free to Century shareholders for U.S. federal income tax purposes, except for taxes on cash received by Century shareholders instead of fractional Wells Fargo shares.

Your vote is very important. Not voting will have the same effect as voting against the merger, so whether or not you plan to attend the meeting, please promptly return your completed proxy so that your shares are voted at the meeting.

Your board of directors unanimously recommends that you vote “FOR” approval of the merger agreement.

Sincerely,

Joe Nichols

Chairman of the Board of Directors and President

Century Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement-prospectus is dated November 25, 2008, and is first being mailed to Century shareholders on or about November 25, 2008.

CENTURY BANCSHARES, INC.

2900 St. Michael Drive, 2nd Floor

Texarkana, Texas 75503

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 24, 2008

Dear Shareholder:

Century Bancshares, Inc. will hold a special meeting of shareholders at 2900 St. Michael Drive, 2nd Floor, Texarkana, Texas 75503 at 10:00 a.m., local time, on December 24, 2008, to consider and vote on:

•

a proposal to approve the Agreement and Plan of Reorganization, by and between Century Bancshares, Inc. and Wells Fargo & Company, dated as of August 13, 2008, as it may be amended from time to time, pursuant to which a wholly owned subsidiary of Wells Fargo will merge with and into Century with Century surviving the merger as a wholly owned subsidiary of Wells Fargo; and

•	such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

Upon completion of the merger, shares of Century common stock will be converted into the right to receive shares of Wells Fargo common stock based on a formula set forth in the merger agreement. Please refer to the accompanying proxy statement-prospectus for information about the merger. A copy of the merger agreement is included as Appendix A to the proxy statement-prospectus and incorporated therein by reference.

The board of directors has fixed November 20, 2008 as the record date for the special meeting. Only those shareholders of record as of the close of business on that date are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

In connection with the proposed merger, Century shareholders will have the opportunity to exercise dissenters’ rights in accordance with the procedures specified in Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act, which are included in the accompanying proxy statement-prospectus as Appendix C and incorporated therein by reference. If a shareholder follows all of the required procedures under the Texas Business Corporation Act, the shareholder may receive cash in an amount equal to the fair value of his or her shares of Century common stock instead of receiving shares of Wells Fargo common stock. For additional details about dissenters’ rights, please refer to “The Proposed Merger—Dissenters’ Rights for Century Shareholders” and Appendix C in the accompanying proxy statement-prospectus.

By Order of the Board of Directors,

Martha Wisdom

Corporate Secretary

Texarkana, Texas

November 25, 2008

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Wells Fargo from documents that are not included in or delivered with this document. You can obtain the documents incorporated by reference in this document without charge through the Securities and Exchange Commission (SEC) website (http://www.sec.gov) or upon written or oral request to Wells Fargo as follows:

Wells Fargo & Company

MAC N9305-173

Sixth and Marquette

Minneapolis, Minnesota 55479

Attention: Laurel Holschuh, Corporate Secretary

(612) 667-8655

To obtain information in time for the special meeting, your request should be received by December 17, 2008.

For additional details about where you can find information about Wells Fargo or Century, see “Where You Can Find More Information” on page 64.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with different information. This document is dated November 25, 2008. You should not assume that information contained or incorporated by reference in this document is accurate as of any date other than that date. Neither the mailing of this document to Century shareholders nor the issuance by Wells Fargo of its common stock in the merger will create any implication to the contrary.

Century has supplied all information relating to Century contained in this document, and Wells Fargo has supplied all information relating to Wells Fargo contained or incorporated by reference in this document.

Information on the Internet websites of Wells Fargo or Century, or any subsidiary of Wells Fargo or Century, is not part of this document. You should not rely on that information in deciding how to vote on the proposal to approve the merger agreement unless that information is in this document or has been incorporated by reference into this document.

i

ii

QUESTIONS AND ANSWERS

Q:	What am I being asked to vote on?

A:	You are being asked to vote to approve the merger agreement between Century and Wells Fargo.

Q:	Why is my vote important?

A:	We cannot complete the merger unless Century shareholders approve the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of more than 50% of the outstanding shares of Century common stock entitled to vote at the meeting. Not voting or abstaining from voting on the merger proposal will have the effect of a vote against the merger agreement.

Q:	What should I do now?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q:	What if I do not vote?

A:	If you do not vote, it will have the same effect as voting your shares against the merger agreement.

Q:	Can I change my vote?

A:	Yes. There are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the corporate secretary of Century stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy card. Your latest vote actually received before the special meeting will be counted, and any earlier votes will be revoked.

•

Third, you may attend the special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy you may have given.

Q:	What if I want to exercise dissenters’ rights?

A:	If you want to exercise dissenters’ rights and receive the fair value of your Century shares in cash instead of shares of Wells Fargo common stock, you must file a written objection with Century prior to the special meeting stating, among other things, that you will exercise your right to dissent if the merger is completed. Also, you must either vote against the merger agreement or abstain from voting on the question, and you must follow other procedures, both before and after the meeting, as described in Appendix C. Note that if you return a signed proxy without voting instructions or with instructions to vote “FOR” the merger agreement, your shares will be automatically voted in favor of the merger agreement and you will lose all dissenters’ rights available under Texas law.

Q:	Should I send in my stock certificates now?

A:	No. After we complete the merger, Wells Fargo will send instructions to you explaining how to exchange your Century shares for a certificate or direct registration statement for your Wells Fargo shares.

Q:	When do you expect to complete the merger?

A:	We currently expect to complete the merger in the fourth quarter of 2008. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Century shareholders at the special meeting and satisfy the other conditions to completing the merger.

Q:	Whom should I call with questions?

A:	If you have questions about the merger or the process for voting or if you need additional copies of this document or a replacement proxy card, please contact:

Martha Wisdom

Century Bancshares, Inc.

2900 St. Michael Drive, 2nd Floor

Texarkana, Texas 75503

Telephone: (903) 838-5505

SUMMARY

This summary highlights the material information from this proxy statement-prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire document and the documents to which it refers you to fully understand the merger. See “Where You Can Find More Information” on page 64. Each item in this summary refers to the page of this document where that subject is discussed in more detail.

Wells Fargo Will Acquire Century in the Merger (Page 24)

In the merger, a wholly owned subsidiary of Wells Fargo, formed for the purpose of the merger, will merge with and into Century. Century will survive the merger as a wholly owned subsidiary of Wells Fargo. Each share of Century common stock outstanding at the time of the merger will automatically be converted into the right to receive shares of Wells Fargo common stock based on a formula set forth in the merger agreement.

The merger agreement between Century and Wells Fargo governs the merger. The merger agreement is included in this document as Appendix A and incorporated herein by reference. Please read it carefully. All descriptions in this summary and elsewhere in this document of the terms and conditions of the merger are qualified by reference to the merger agreement.

Century’s Financial Advisor Believes the Merger is Fair from a Financial Point of View (Page 28)

Century’s financial advisor for the merger, First Southwest Company, has given an opinion to the board of directors of Century dated August 13, 2008 that, as of that date, the ratio at which shares of Century common stock will be exchanged for shares of Wells Fargo common stock in the merger was fair to Century’s shareholders from a financial point of view. A copy of the fairness opinion is included in this document as Appendix B. Please read the opinion for the assumptions made, matters considered and the limitations of the review undertaken by First Southwest in giving the opinion. The opinion is not a recommendation to Century shareholders on how to vote on the proposal to approve the merger agreement. The opinion of First Southwest does not and will not reflect any developments that may occur or may have occurred after August 13, 2008 (the date of the opinion) and prior to completion of the merger. Century does not currently expect that it will request an updated opinion from First Southwest.

Century has agreed to pay First Southwest upon completion of the merger a financial advisory services fee equal to 0.8% of the “transaction value,” as defined in the engagement letter between Century and First Southwest. Century will also reimburse First Southwest for reasonable out-of-pocket expenses, up to a maximum of $25,000, and indemnify First Southwest against specified liabilities, whether or not the merger occurs.

Century’s Board of Directors Recommends that Century Shareholders Approve the Merger Agreement (Page 26)

Century’s board of directors believes that the merger is fair and in the best interests of Century and its common shareholders and unanimously recommends that Century shareholders vote “FOR” approval of the merger agreement. In reaching its determination to adopt the merger agreement, the Century board of directors consulted with Century’s senior management and considered a number of factors, including the following material factors:

•	the businesses, operations, financial condition, earnings, and prospects of each of Century and Wells Fargo;

•	the valuation of, and strategic opportunities for, Century on a stand-alone basis as compared to the prospects of enhanced value of the combined entity in the future;

•

the current environment in the financial services industry in Texarkana and the Dallas-Fort Worth Metroplex, including general economic conditions, the interest rate environment, and continued industry consolidation;

•	the complementary strengths of the two companies, particularly Wells Fargo’s national brand, broad product offerings, and larger market presence;

•	Wells Fargo’s long history and financial strength;

•

the likelihood that the merger would be completed in a timely manner and that management would be able to successfully integrate and operate the businesses of the combined company after the transaction;

•

the financial analyses presented by First Southwest, Century’s independent financial advisor, and its opinion to the effect that, as of the date of such opinion, the merger exchange ratio was fair to the holders of Century common stock from a financial point of view;

•	the financial terms of the merger;

•	the Wells Fargo policy of making regular dividend payments, contrasted with Century’s practice of not paying a regular dividend;

•	the expected treatment of the transaction as a “reorganization” for U.S. federal income tax purposes;

•	the likelihood that the regulatory and other approvals required in connection with the transaction would be received in a timely manner and without unacceptable conditions; and

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger.

For further discussion of the factors considered by Century’s board in unanimously deciding to approve the merger agreement, see “The Proposed Merger—Century’s Reasons for the Merger and Recommendation of the Century Board” on page 26.

The Exchange Ratio Will Not be Fixed Until Immediately Before the Special Meeting (Page 24)

If the merger is completed, each share of Century common stock outstanding at the time of the merger will be converted into the right to receive shares of Wells Fargo common stock. We sometimes refer to the number of shares of Wells Fargo common stock to be exchanged for each outstanding share of Century common stock as the “exchange ratio.” The exchange ratio will be determined based on two variables:

•

the “Wells Fargo Measurement Price,” defined in the merger agreement as the average of the volume weighted average price of a share of Wells Fargo common stock on the NYSE only (as reported by Bloomberg LP) for each of the 20 consecutive trading days ending on the trading day immediately before the special meeting, rounded to the nearest ten-thousandth; and

•

the “Company Per Share Value,” defined in the merger agreement as the quotient of (1) $190 million less third party legal, investment banking, and advisory fees incurred by Century in connection with the proposed merger, divided by (2) the total number of shares of Century common stock outstanding immediately before the merger, assuming the exercise of all outstanding options immediately before the merger.

The table below shows how the exchange ratio will be determined based on the Wells Fargo Measurement Price and the Company Per Share Value.

Wells Fargo Measurement Price	Merger Exchange Ratio

Equal to or less than $27	Company Per Share Value ÷ $27

Greater than $27 but less than $33	Company Per Share Value ÷ Wells Fargo Measurement Price

Equal to or greater than $33	Company Per Share Value ÷ $33

The table below shows the closing share prices of Wells Fargo common stock on August 12, 2008, the last trading day before public announcement of the merger, and on November 19, 2008, the most recent practicable day for which information was available prior to the mailing of this document. Wells Fargo’s common stock is traded on the NYSE under the symbol “WFC.” Shares of Century’s common stock are not traded on any securities exchange and have no established trading market. To date, the trading of Century’s common stock has been limited and Century’s management is unaware of any trades occurring since March 30, 2005.

The table also shows the resulting implied value per share of Century common stock based on each of those Wells Fargo closing share prices and a hypothetical exchange ratio of 2.3523. This would have been the exchange ratio had the special meeting been held on November 20, 2008 and if the Company Per Share Value were $71.38. The Company Per Share Value of $71.38 assumes legal, investment banking, and advisory fees of $1.6 million and 2,639,560 shares of Century common stock outstanding immediately before the merger, assuming the exercise of all outstanding options immediately before the merger. The actual Wells Fargo Measurement Price and Company Per Share Value will not be known until immediately before the special meeting.

	Wells Fargo Closing Share Price	Implied Value Per Share of Century Common Stock

August 12, 2008	$30.38	$71.46

November 19, 2008	24.40	57.40

Wells Fargo’s Dividend Policy Will Determine Your Dividends After the Merger

Holders of Wells Fargo common stock receive dividends if, when, and as declared by the Wells Fargo board of directors out of legally available funds. The amount and timing of any future dividends on Wells Fargo common stock will depend on the earnings, cash requirements and financial condition of Wells Fargo and its subsidiaries, applicable law and regulations, including federal banking regulations, and other factors deemed relevant by the Wells Fargo board of directors. In addition, pursuant to a Letter Agreement, dated October 26, 2008, between Wells Fargo and the United States Department of the Treasury and the Securities Purchase Agreement—Standard Terms attached thereto, Wells Fargo is currently subject to a general restriction on the making of dividends on its common stock other than regular quarterly cash dividends not in excess of $0.34 per share. See “Wells Fargo Capital Stock—Restrictions on Payment of Dividends” on page 53 for further information on this restriction.

The following table shows, for the periods indicated, the cash dividends paid per share of Wells Fargo common stock and the approximate equivalent value per share of Century common stock of the Wells Fargo common stock dividends based on a hypothetical exchange ratio of 2.3523. The actual exchange ratio may be different. Refer to “The Exchange Ratio Will Not be Fixed Until Immediately Before the Special Meeting” on page 4 for information on how that hypothetical exchange ratio was calculated. Century has not paid dividends on its common stock since January 1998.

Quarter Ended	Wells Fargo Common Stock	Century Common Stock per Share Equivalent

December 31, 2008	$0.34	$0.80

September 30, 2008	0.34	0.73

June 30, 2008	0.31	0.73

March 31, 2008	0.31	0.73

The Merger is Expected to be Generally Tax-Free to Holders of Century Common Stock (Page 35)

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, holders of Century common stock generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their Century common stock for Wells Fargo common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Wells Fargo common stock.

The U.S. federal income tax consequences described above may not apply to all holders of Century common stock. Tax matters are very complicated and the consequences of the merger to any particular shareholder of Century will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Century’s Directors and Executive Officers May Receive Additional Benefits from the Merger (Page 34)

When Century shareholders consider their board of directors’ recommendation to approve the merger agreement and thereby approve the merger, they should be aware that Century’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Century’s shareholders generally. These interests arise from, among other things:

•	the immediate vesting, in connection with the merger, of options held by certain directors and executive officers to acquire 31,271 shares of Century common stock;

•	the possible receipt of change-in-control payments and/or retention bonuses in connection with the merger;

•	the execution of a non-competition agreement between Wells Fargo and Truman Arnold, who is a director and principal shareholder of Century;

•	the execution of an employment and non-competition agreement between Wells Fargo and Joe Nichols, Chairman of the Board of Directors and President of Century;

•	the continuation of employee benefits by Wells Fargo;

•

the requirement that, prior to the merger, Truman Arnold or one of his affiliates purchase from Century and its bank subsidiary all of their “other real estate owned” in accordance with the merger agreement; and

•

the indemnification by Wells Fargo of Century’s directors and officers and the maintenance by Wells Fargo of liability insurance covering Century’s directors and officers for a period of three years following the merger.

The members of Century’s board of directors were aware of these interests when they approved the merger agreement.

Century Shareholders May Exercise Dissenters’ Rights (Page 37)

Under Texas law, Century’s shareholders have the right to dissent from the merger and receive cash equal to the fair value of their Century shares instead of receiving Wells Fargo common stock. To exercise dissenters’ rights, Century shareholders must strictly follow the procedures established by Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act, including filing a written objection with Century prior to the special meeting stating, among other things, that the shareholder will exercise his or her right to dissent if the merger is completed, and either voting against the merger agreement or abstaining from voting on the question. See “The Proposed Merger—Dissenters’ Rights for Century Shareholders” on page 37 and Appendix C.

Century Shareholders Should Wait to Surrender Their Shares Until After the Merger (Page 40)

To receive certificates or direct registration statements for your shares of Wells Fargo common stock, you will need to surrender your Century stock certificates. If the merger is completed, Wells Fargo’s stock transfer agent will send you written instructions for exchanging your stock certificates.

Please do not send in your certificates until you receive these instructions.

Fractional Shares Will Not be Issued (Page 24)

Wells Fargo will not issue fractional shares in the merger. Instead, Century shareholders who receive Wells Fargo common stock will receive the value of any fractional share in cash, based on the Wells Fargo Measurement Price.

Century Special Meeting of Shareholders (Page 21)

The special meeting of Century shareholders will be held on December 24, 2008, at 10:00 a.m., at Century Bancshares, Inc., located at 2900 St. Michael Drive, 2nd Floor, Texarkana, Texas 75503. At the special meeting, Century shareholders will be asked to:

•	approve the merger agreement; and

•	act on such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

You can vote at the special meeting on these items if you owned Century common stock at the close of business on November 20, 2008, the record date for the meeting. At the record date, there were 2,513,230 shares of Century common stock outstanding and entitled to vote at the special meeting.

Vote Required to Approve Merger Agreement (Page 21)

Assuming a quorum is present at the special meeting of shareholders, to complete the merger, the merger agreement must be approved by the holders of more than 50% of the outstanding shares of Century common stock entitled to vote at the special meeting. No vote of Wells Fargo shareholders is required to complete the merger.

Under voting agreements with Wells Fargo, certain of Century’s largest shareholders who are also members of Century’s board of directors have agreed to vote in favor of the merger all shares over which those shareholders have voting power in any capacity. At the record date, the shareholders who are parties to the voting agreements owned or had the power to vote a total of 1,830,869 shares of Century common stock, representing approximately 72% of the outstanding shares of common stock. The Century shareholders who are parties to these voting agreements together own more than a majority of Century’s common stock, a sufficient number of shares of Century common stock to approve the merger agreement.

At the record date, the directors and executive officers of Century beneficially owned a total of 2,241,064 shares of Century common stock (excluding shares issuable upon the exercise of outstanding options), representing approximately 89.2% of the outstanding shares of common stock entitled to vote at the special meeting. The shares beneficially owned by the directors and executive officers of Century include the 1,830,869 shares described in the preceding paragraph that are subject to the voting agreements. At the record date, directors and executive officers of Wells Fargo do not have the right to vote any of the issued and outstanding shares of Century common stock at the meeting.

Regulatory Approval is Required to Complete the Merger (Page 39)

Before the merger can be completed, it must be approved by the Board of Governors of the Federal Reserve System. The Texas Department of Banking must also approve the application Wells Fargo filed in connection with the merger. The Federal Reserve Board approved the merger on October 8, 2008, and on October 2, 2008, the Texas Department of Banking notified Wells Fargo that its application complied with the filing requirements of the Texas Banking Department.

Conditions to Completion of the Merger (Page 47)

A number of conditions must be met before the merger can be completed, including:

•	approval of the merger agreement by Century shareholders;

•	receipt of required regulatory approvals and any material third-party consents or waivers;

•

receipt by Century of an opinion of counsel, dated the closing date of the merger, substantially to the effect that for federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	listing on the New York Stock Exchange of the shares of Wells Fargo common stock to be issued to Century shareholders pursuant to the merger agreement;

•	absence of any court or governmental authority order prohibiting the merger;

•

accuracy of the representations and warranties in the merger agreement except as would not cause a material adverse effect on Century or Wells Fargo (and the accuracy of certain representations and warranties of Century in all material respects);

•	compliance in all material respects with the covenants, agreements and conditions of the merger agreement;

•

absence since March 31, 2008, of any change or circumstance which has had or might reasonably be expected to have a material adverse effect on Wells Fargo, other than those changes specifically allowed by the merger agreement;

•

absence since May 31, 2008, of any change or circumstance which has had or might reasonably be expected to have a material adverse effect on Century, other than those changes specifically allowed by the merger agreement;

•	the registration statement of which this proxy statement-prospectus is a part must be declared effective by the SEC and not be subject to a stop order or proceedings seeking a stop order; and

•

the requirement that, prior to the merger, Truman Arnold or one of his affiliates purchase from Century and its bank subsidiary all of their “other real estate owned” in accordance with the merger agreement.

Century or Wells Fargo can waive a condition it is entitled to assert as long as the law does not require the condition to be met.

Termination of the Merger Agreement (Page 48)

Wells Fargo and Century can mutually agree to terminate the merger agreement at any time before the merger is completed, even if Century shareholders have already voted to approve the merger agreement.

Either company can terminate the merger agreement before the merger is completed if:

•	a court or other governmental authority prohibits the merger; or

•

the merger is not completed by June 30, 2009, but this termination right is not available to a party whose failure to materially comply with the merger agreement resulted in the failure to complete the merger on or before that date.

Effect of Merger on Rights of Century Shareholders (Page 57)

The rights of Century shareholders are governed by Texas law, as well as Century’s amended articles of incorporation and bylaws. After completion of the merger, the rights of former Century shareholders who receive Wells Fargo common stock in the merger will be governed by Delaware law, as well as Wells Fargo’s restated certificate of incorporation and bylaws. Although Delaware law and Wells Fargo’s restated certificate of incorporation and bylaws are similar in many ways to Texas law and Century’s amended articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Century shareholders.

Treatment of Century Stock Options (Page 25)

At the time of the merger, each option to purchase Century common stock granted by Century that is then outstanding and unexercised will be converted automatically into a vested and exercisable option to buy Wells Fargo common stock generally exercisable on the same terms that applied to the option to purchase Century common stock except:

•

the number of Wells Fargo shares subject to the Wells Fargo option will equal the number of Century shares subject to the Century option multiplied by the exchange ratio, rounded down to the nearest share; and

•	the per share exercise price of the Wells Fargo option will equal the per share exercise price of the Century option divided by the exchange ratio, rounded up to the nearest cent.

Incentive stock options will be converted in a manner which is consistent with Section 424(a) of the Internal Revenue Code (the “Code”), and subject to the $100,000 per year limitation under Section 422(d) of the Code. Under Section 422(d) of the Code, the aggregate fair market value of stock with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year is limited to $100,000; options in excess of $100,000 will be treated as options which are not incentive stock options.

Listing of Wells Fargo Shares (Page 41)

The shares of Wells Fargo common stock to be issued in the merger will be listed for trading on the New York Stock Exchange.

Wells Fargo to Use Purchase Accounting (Page 41)

Wells Fargo will account for the merger under the purchase method of accounting for business combinations under generally accepted accounting principles (GAAP) in the United States of America.

Merger Expected to be Completed in the Fourth Quarter of 2008

The merger is expected to be completed in the fourth quarter of 2008, subject to the satisfaction or waiver of the conditions to the merger, including receipt of regulatory approvals and approval of Century’s shareholders. Although we currently expect these conditions to be satisfied and the merger to be completed in the fourth quarter of 2008, there can be no assurances as to when or if the merger will be completed.

Information About Wells Fargo and Century (Page 49)

Wells Fargo & Company

420 Montgomery Street

San Francisco, California 94163

(866) 878-5865

Wells Fargo & Company is a diversified financial services company organized under the laws of the State of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. Its businesses provide banking, insurance, investments, mortgages, and consumer finance through stores, the Internet, and other distribution channels across North America and elsewhere internationally. As of September 30, 2008, Wells Fargo had $622.4 billion in assets and 167,500 employees across its more than 80 businesses. On October 3, 2008, Wells Fargo announced that it will acquire all of the businesses and obligations of Wachovia Corporation. For more information on the announced acquisition of Wachovia, see “Recent Developments—Wells Fargo-Wachovia Merger” on page 18.

Century Bancshares, Inc.

2900 St. Michael Drive, 2nd Floor

Texarkana, Texas 75503

(903) 838-5505

Century is a bank holding company organized under the laws of the State of Texas and registered as a bank holding company under the Bank Holding Company Act of 1956. Century provides a diversified range of commercial banking products and services to small and mid-sized businesses, public and governmental organizations, and consumers through its banking locations in or near Dallas and Texarkana, Texas and Texarkana, Arkansas. As of September 30, 2008, Century had $1.5 billion in assets and approximately 480 employees.

Selected Financial Data and Market Price Information

The following selected financial information is to aid you in understanding certain financial aspects of the merger. The tables on the following pages present selected historical financial data for Wells Fargo and Century. The annual historical information for Wells Fargo is derived from its audited consolidated financial statements as of and for each of the fiscal years ended December 31, 2003 through 2007. The information for Wells Fargo as of and for the nine months ended September 30, 2008 and September 30, 2007 is derived from its unaudited consolidated interim financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which management of Wells Fargo considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP. The information for Wells Fargo for all periods presented has been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend distributed on August 11, 2006.

The annual historical information for Century is derived from its consolidated financial statements as of and for each of the fiscal years ended December 31, 2003 through 2007. The information for Century as of and for the nine months ended September 30, 2008 and September 30, 2007 is derived from its consolidated interim financial statements. Century’s year-end and interim financial information include all adjustments, consisting of normal recurring adjustments, which management of Century considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP.

The information is only a summary and should be read with each company’s historical consolidated financial statements and related notes. See “Where You Can Find More Information—Documents Available Without Charge” on page 65 if you would like to request a copy of Century’s year-end or interim financial statements. Wells Fargo’s historical consolidated financial statements and related notes are contained in its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as well as other information filed by Wells Fargo with the SEC. See “Where You Can Find More Information” on page 64.

The historical results set forth below and elsewhere in this proxy statement-prospectus are not necessarily indicative of the future performance of Wells Fargo or Century. All amounts are in U.S. dollars.

Wells Fargo common stock trades on the NYSE under the symbol “WFC.” Century common stock is not listed on an exchange or quoted on the Nasdaq National Market or any automated services, and there is no established trading market for its common stock. Trades in Century common stock have sometimes been privately negotiated between the buyer and the seller, and management of Century may not know the prices at which some or all of such transactions took place. Century is not aware of any trades in Century common stock since March 30, 2005.

Wells Fargo & Company and Subsidiaries

(dollars in millions, except per share amounts)

	Nine Months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
For the Period:
Net interest income	$18,419	$15,486	$20,974	$19,951	$18,504	$17,150	$16,007
Provision for credit losses	7,535	2,327	4,939	2,204	2,383	1,717	1,722
Noninterest income	13,982	13,699	18,416	15,740	14,445	12,909	12,382
Noninterest expense	16,839	16,924	22,824	20,837	19,018	17,573	17,190
Net income	5,389	6,696	8,057	8,420	7,671	7,014	6,202

Earnings per common share	$1.63	$1.99	$2.41	$2.50	$2.27	$2.07	$1.84
Diluted earnings per common share	1.62	1.97	2.38	2.47	2.25	2.05	1.83
Dividends declared per common share(1)	0.96	0.87	1.18	1.08	1.00	0.93	0.75

At Period End:
Securities available for sale	$86,882	$57,440	$72,951	$42,629	$41,834	$33,717	$32,953
Loans	411,049	362,922	382,195	319,116	310,837	287,586	253,073
Allowance for loan losses	7,865	3,829	5,307	3,764	3,871	3,762	3,891
Goodwill	13,520	12,018	13,106	11,275	10,787	10,681	10,371
Assets	622,361	548,727	575,442	481,996	481,741	427,849	387,798
Deposits	353,574	334,956	344,460	310,243	314,450	274,858	247,527
Long-term debt	107,350	95,592	99,393	87,145	79,668	73,580	63,642
Stockholders’ equity	46,957	47,566	47,628	45,814	40,660	37,866	34,469
Book value per common share	14.14	14.30	14.45	13.57	12.12	11.17	10.15

Capital ratios:
Risk-based capital
Tier 1 capital	8.59%	8.17%	7.59%	8.93%	8.26%	8.41%	8.42%
Total capital	11.51	11.07	10.68	12.49	11.64	12.07	12.21
Tier 1 leverage	7.54	7.26	6.83	7.88	6.99	7.08	6.93

Common Stock Price:
High	$44.68	$37.99	$37.99	$36.99	$32.35	$32.02	$29.59
Low	20.46	32.66	29.29	30.31	28.81	27.16	21.64
Period End	37.53	35.62	30.19	35.56	31.42	31.08	29.45

(1)	On April 25, 2006, Wells Fargo’s board of directors declared the second quarter 2006 cash dividend payable June 1, 2006. On June 27, 2006, the board declared a two-for-one split in the form of a 100% stock dividend on Wells Fargo’s common stock and, at the same time, the third quarter 2006 cash dividend payable September 1, 2006.

Century Bancshares, Inc. and Subsidiaries

(dollars in thousands, except per share amounts)

	Nine Months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
For the Period:
Net interest income	$30,443	$32,258	$43,731	$37,165	$28,214	$19,062	$13,368
Provision for credit losses	2,770	2,108	2,838	2,520	2,000	2,090	1,200
Noninterest income	12,885	8,780	13,211	9,965	8,372	6,284	4,304
Noninterest expense	33,897	30,796	42,156	36,222	28,961	19,224	11,791
Net income	4,598	5,428	8,095	5,541	3,892	2,705	3,172

Basic earnings per common share	$1.84	$2.24	$3.29	$2.75	$2.42	$2.29	$2.90
Diluted earnings per common share	1.74	2.11	3.11	2.59	2.27	2.15	2.72
Dividends declared per share	—	—	—	—	—	—	—

At Period End:
Investment securities	$117,155	$173,509	$118,663	$193,326	$162,042	$166,834	$179,832
Loans	1,257,797	1,068,626	1,136,950	930,476	671,340	478,763	301,861
Allowance for loan losses	11,670	10,683	10,960	10,204	8,303	6,344	4,255
Goodwill	1,755	1,755	1,755	1,755	1,755	1,755	1,745
Assets	1,467,689	1,326,017	1,335,928	1,207,206	924,294	691,381	511,205
Deposits	1,255,147	1,216,071	1,218,156	1,112,341	859,295	569,110	448,903
Subordinated debentures	8,248	8,248	8,248	8,248	8,248	8,248	8,248
Stockholders’ equity	100,138	91,886	95,456	79,613	52,224	39,660	30,532
Book value per share	40.10	37.23	38.33	34.97	32.20	29.67	27.20

Capital ratios:
Risk-based capital
Tier 1 capital	8.38%	8.97%	8.82%	9.04%	8.33%	8.77%	10.44%
Total capital	9.30	9.94	9.77	10.09	9.47	9.97	11.66
Tier 1 leverage	7.31	7.53	7.69	7.45	6.83	7.09	7.58

Comparative Per Common Share Data (Unaudited)

The following table shows, for the nine months ended September 30, 2008 and the year ended December 31, 2007, selected per share information for Wells Fargo common stock on a historical and pro forma combined basis and for Century common stock on a historical and pro forma equivalent basis. The pro forma financial information does not give effect to the announced merger involving Wells Fargo and Wachovia Corporation, Wells Fargo’s issuance of capital securities to the United States Department of the Treasury on October 28, 2008, and Wells Fargo’s common stock offering that was completed on November 13, 2008. For more information regarding the unaudited pro forma condensed combined financial information that shows the impact of the Wells Fargo-Wachovia merger, Wells Fargo’s issuance of capital securities to the Department of the Treasury on October 28, 2008, and the completion of Wells Fargo’s common stock offering on November 13, 2008, please see Wells Fargo’s Form 8-K/A filed with the SEC on November 21, 2008. See also “Recent Developments” on page 18. Except for the Wells Fargo historical information as of and for the year ended December 31, 2007, the information in the table is unaudited. You should read the data with the historical consolidated financial statements and related notes of Wells Fargo and Century. See “Where You Can Find More Information—Documents Available Without Charge” on page 65 if you would like to request a copy of Century’s annual historical or interim financial statements. Wells Fargo’s historical consolidated financial statements and related notes are contained in its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. See “Where You Can Find More Information” on page 64. Amounts are in U.S. dollars.

The Wells Fargo pro forma combined earnings per share were calculated by dividing (1) the sum of (a) Wells Fargo’s net income applicable to common stock plus (b) Century’s net income applicable to common stock by (2) pro forma equivalent common shares. The Wells Fargo pro forma combined cash dividends per common share represent Wells Fargo historical cash dividends per common share. The Wells Fargo pro forma combined book value per share was calculated by dividing total combined Wells Fargo and Century common stockholders’ equity by pro forma equivalent common shares. The Century pro forma equivalent per common share amounts were calculated by multiplying the Wells Fargo pro forma combined per share amounts by a hypothetical exchange ratio of 2.3523. This is the exchange ratio that would have resulted if the Wells Fargo Measurement Price were $30.3423 and there were a total of 2,639,560 shares of Century common stock outstanding at the time of the merger, assuming the exercise of all outstanding options immediately before the merger. The actual exchange ratio will not be known until immediately before the special meeting. See “The Exchange Ratio Will Not be Fixed Until Immediately Before the Special Meeting” on page 4.

	Wells Fargo		Century
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
Earnings Per Share
Basic
Nine Months Ended September 30, 2008	$1.63	1.63	$1.84	3.83
Year Ended December 31, 2007	2.41	2.40	3.29	5.66
Diluted
Nine Months Ended September 30, 2008	1.62	1.62	1.74	3.81
Year Ended December 31, 2007	2.38	2.38	3.11	5.60
Cash Dividends Declared Per Share
Nine Months Ended September 30, 2008	0.96	0.96	—	2.26
Year Ended December 31, 2007	1.18	1.18	—	2.78
Book Value Per Share
Nine Months Ended September 30, 2008	14.14	14.14	40.10	33.27
Year Ended December 31, 2007	14.45	14.45	38.33	33.99

RISK FACTORS

Before deciding whether to vote for approval of the merger agreement, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this document, including the discussion under “Risk Factors” in Wells Fargo’s Annual Report on Form 10-K for the year ended December 31, 2007, as such discussion may be updated in Wells Fargo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. See “Where You Can Find More Information” on page 64.

The exchange ratio will not be fixed until immediately before the special meeting.

The exchange ratio depends on the Wells Fargo Measurement Price, which is defined in the merger agreement as the average of the volume weighted average price of a share of Wells Fargo common stock on the New York Stock Exchange only (as reported by Bloomberg LP) for each of the 20 consecutive trading days ending on the trading day immediately before the special meeting, rounded to the nearest ten-thousandth. As a result, the exchange ratio will not be known until immediately before the special meeting.

The exchange ratio may be based on a Wells Fargo Measurement Price of $27.00, even if the average Wells Fargo stock price is less than $27.00.

The merger agreement provides that the exchange ratio will be computed using $27.00 as the Wells Fargo Measurement Price, even if the 20-day volume weighted average price of a share of Wells Fargo common stock is less than $27.00. In that event, the exchange ratio will be lower (and Century’s shareholders will receive fewer shares of Wells Fargo common stock) than would be the case if the actual 20-day average price were used.

The Wells Fargo share price may fluctuate after the exchange ratio is fixed.

Any change in the price of Wells Fargo common stock after the exchange ratio is fixed will affect the value of the merger consideration that you will receive upon completion of the merger. Changes in the price of Wells Fargo common stock could result from a variety of factors, including general market and economic conditions, changes in Wells Fargo’s businesses, earnings, operations, and prospects, and regulatory considerations.

There is no assurance when or even if the merger will be completed.

Completion of the merger is subject to satisfaction or waiver of a number of conditions. See “The Merger Agreement—Conditions to the Merger” on page 47. There can be no assurance that Century and Wells Fargo will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

Century and Wells Fargo can agree at any time to terminate the merger agreement, even if Century shareholders have already voted to approve the merger agreement. Century and Wells Fargo can also terminate the merger agreement under other specified circumstances.

The merger agreement limits Century’s ability to pursue alternative transactions to the merger.

The merger agreement prohibits Century and its directors, officers, representatives, and agents from soliciting, authorizing the solicitation of or entering into discussions with any third party regarding alternative acquisition proposals. The prohibition limits Century’s ability to pursue offers from other possible acquirers that may be superior from a financial point of view.

Certain of Century’s executive officers and directors have additional interests in the merger.

In deciding how to vote on the proposal to approve the merger agreement, you should be aware that certain of Century’s executive officers and directors have interests in the merger as individuals that are different from, or in addition to, the interests of Century shareholders generally. See “The Proposed Merger—Interests of Certain Century Directors and Executive Officers in the Merger” on page 34. The Century board of directors was aware of these interests when it approved the merger.

The value of Wells Fargo common stock could be adversely affected to the extent Wells Fargo fails to realize the expected benefits of the merger.

The merger will involve the integration of the businesses of Century and Wells Fargo. It is possible that the integration process could result in the loss of key Century employees, the disruption of Century’s ongoing business or inconsistencies in standards, controls, procedures, and policies that adversely affect Century’s ability to maintain relationships with customers and employees. As with any financial institution merger, there also may be disruptions that cause Century to lose customers or cause customers to take deposits out of Century’s banks.

The results of Wells Fargo’s operations, and the market price of Wells Fargo common stock, may be affected by factors different from those affecting the results of Century’s operations.

Upon completion of the merger, holders of Century common stock will become holders of Wells Fargo common stock. Some of Wells Fargo’s current businesses and markets differ from those of Century and, accordingly, the financial results and condition of Wells Fargo after the merger may be affected by factors different from those currently affecting the financial results and condition of Century. For information about the businesses of Wells Fargo and Century and some factors to consider in connection with those businesses, see “The Companies” on page 49 and “Where You Can Find More Information” on page 64.

Wells Fargo’s credit ratings are reviewed periodically, and could be subject to downgrade.

Wells Fargo’s credit ratings are an important factor in determining its cost of borrowing. Currently, Moody’s Investors Service rates Wells Fargo Bank, N.A. as “Aaa,” its highest investment grade, and rates Wells Fargo’s senior debt as “Aal.” Standard & Poor’s Ratings Services rates Wells Fargo Bank, N.A. as “AAA” and Wells Fargo’s senior debt as “AA+.” Wells Fargo Bank, N.A. is currently the only U.S. bank to have the highest possible credit rating from both Moody’s and S&P. Following the announcement of the Wachovia merger, Moody’s and S&P placed Wells Fargo on their respective negative credit watch lists. Rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, and level and quality of earnings, and there can be no assurance that Wells Fargo will maintain the aforementioned credit ratings. For information about the announced merger with Wachovia, see “Recent Developments—Wells Fargo-Wachovia Merger” on page 18.

Current disruption and volatility in global financial markets might continue and governments may take measures to intervene.

Over the last year global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. Governments have taken highly significant measures in response to such events, including enactment of the Emergency Economic Stabilization Act of 2008, or EESA, in the United States. Such dislocation and instability, and potential government responses thereto, may continue before and after completion of the merger and could negatively impact the operations of Century and Wells Fargo and the value of the Wells Fargo stock Century shareholders receive in the merger.

Wells Fargo may fail to realize the expected benefits of, and may incur unexpected losses related to, the proposed merger of Wells Fargo and Wachovia Corporation.

Wells Fargo has agreed to acquire Wachovia in a stock-for-stock transaction that is expected to close by the end of 2008. In the merger, Wells Fargo will acquire all of the assets and liabilities (including loan portfolios) of Wachovia and its subsidiaries. Some of these assets could become nonperforming or could default, increasing Wells Fargo’s credit costs and requiring Wells Fargo to write-down the value of the Wachovia assets. This could materially adversely affect Wells Fargo’s results of operations and financial condition. Wells Fargo is not receiving any loan guarantees or other financial assistance from the government, thus after the merger Wells Fargo will be fully responsible for all credit losses, write-downs and impairments relating to Wachovia’s assets and liabilities acquired in the merger.

Wells Fargo’s results of operations and financial condition could also be materially adversely affected if it fails to realize the expected benefits of the merger with Wachovia or it takes longer than expected to realize the benefits. The merger will involve the integration of the businesses of Wachovia and Wells Fargo. It is possible that the integration process could result in the loss of key Wachovia employees, the disruption of Wachovia’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Wachovia’s ability to maintain relationships with customers and employees. As with any financial institution merger, there also may be disruptions that cause Wachovia to lose customers or cause customers to take deposits out of Wachovia’s banks. The integration of the two companies may also divert management attention and resources away from other operations and limit Wells Fargo’s ability to pursue other acquisitions.

The Wells Fargo-Wachovia merger is subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on Wells Fargo or, if not obtained, could prevent completion of the Wells Fargo-Wachovia merger.

Before the Wells Fargo-Wachovia merger may be completed, various approvals and consents must be obtained from regulatory entities. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Any such conditions or changes could have the effect of delaying completion of the Wells Fargo-Wachovia merger or imposing additional costs on or limiting the revenues of Wells Fargo following the merger.

A number of the regulatory approvals and consents required in connection with the Wells Fargo-Wachovia merger have been obtained. The waiting period applicable to the Wells Fargo-Wachovia merger under the HSR Act was terminated on October 10, 2008. The Federal Reserve approved the Wells Fargo-Wachovia merger on October 12, 2008.

Either Wachovia or Wells Fargo may terminate the merger agreement if the Wells Fargo-Wachovia merger has not been completed by October 3, 2009, unless the failure of the merger to be completed has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference, may contain forward-looking statements about Century and Wells Fargo. Broadly speaking, forward-looking statements include:

•	projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure, credit quality or other financial items;

•	descriptions of plans or objectives of management for future operations, products or services, including pending acquisitions;

•	forecasts of future economic performance; and

•	descriptions of assumptions underlying or relating to any of the foregoing.

Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “target,” “can,” “could,” “may,” “should,” “will” or similar expressions. In this proxy statement-prospectus, forward-looking statements include the financial analyses prepared by First Southwest that are based on financial forecasts prepared by Century’s management for internal budgeting and other purposes.

Do not unduly rely on forward-looking statements. They are expectations about the future and are not guarantees. Forward-looking statements speak only as of the date of the document in which they are made. Neither Wells Fargo nor Century undertakes to update forward-looking statements to reflect changes that occur after that date.

There are several factors—many beyond the control of Wells Fargo and Century—that could cause results to differ from expectations. Some of these factors are described in “Risk Factors” beginning on page 14. Other factors are discussed in Wells Fargo’s reports filed with the SEC, including under “Risk Factors” in its Annual Report on Form 10-K for the year ended December 31, 2007, as such discussion may be updated in Wells Fargo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. See “Where You Can Find More Information” on page 64.

RECENT DEVELOPMENTS

Wells Fargo-Wachovia Merger

On October 3, 2008, Wells Fargo entered into an Agreement and Plan of Merger with Wachovia Corporation, which may be amended from time to time, under which Wells Fargo will acquire Wachovia and all its businesses and obligations. In the proposed merger, Wachovia common shareholders will receive 0.1991 shares of Wells Fargo common stock in exchange for each share of Wachovia common stock. Wachovia has almost 2.2 billion common shares outstanding.

The acquisition of Wachovia will establish a Wells Fargo retail banking presence for the first time in Alabama, Connecticut, Delaware, Florida, Georgia, Kansas, Maryland, Mississippi, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia and Washington, D.C. The combined company will have a strong presence in Charlotte, which will be the headquarters for the combined company’s East Coast retail and commercial and corporate banking business. St. Louis will remain the headquarters of Wachovia Securities. In addition, three members of the Wachovia Board will be invited to join the Wells Fargo & Company Board when the transaction is completed.

The Wells Fargo-Wachovia merger agreement is subject to customary closing conditions, including the approval of regulators and Wachovia shareholders. A number of the regulatory approvals and consents required in connection with the merger have been obtained. The waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) was terminated on October 10, 2008. The Board of Governors of the Federal Reserve System (Federal Reserve) approved the merger on October 12, 2008. Although Wells Fargo currently expects all conditions to be satisfied and the merger with Wachovia completed in the fourth quarter of 2008, there can be no assurance as to when or if this merger will be completed.

Additional information on the proposed merger between Wells Fargo and Wachovia may be found in Wells Fargo’s reports filed with the SEC, including the Form 8-K filed with the SEC on October 30, 2008 which contains preliminary unaudited pro forma condensed combined financial data reflecting the Wells Fargo-Wachovia merger and the Form 8-K/A filed with the SEC on November 21, 2008 which contains unaudited pro forma condensed combined financial data reflecting the Wells Fargo-Wachovia merger, Wells Fargo’s issuance of capital securities to the United States Department of the Treasury on October 28, 2008, and Wells Fargo’s common stock offering completed on November 13, 2008. For additional information regarding the proposed merger between Wells Fargo and Wachovia, please also see the registration statement on Form S-4 (File No. 333-154879) that Wells Fargo filed with the SEC on October 31, 2008, as it may be updated from time to time, which includes a proxy statement of Wachovia that will be mailed to Wachovia shareholders describing the proposed merger and containing other important information. See also “Recent Developments—Department of Treasury Investment” on page 18, “Recent Developments—Common Stock Offering” on page 20, and “Where You Can Find More Information” on page 64 of this proxy statement-prospectus.

Department of Treasury Investment

The Emergency Economic Stabilization Act of 2008 (EESA) authorizes the United States Department of the Treasury (Department of the Treasury) to use appropriated funds to restore liquidity and stability to the U.S. financial system. As part of this authority, on October 28, 2008, at the request of the Department of the Treasury and pursuant to a Letter Agreement, dated October 26, 2008, and Securities Purchase Agreement—Standard Terms attached thereto (Securities Purchase Agreement), Wells Fargo issued to the Department of the Treasury 25,000 shares of Wells Fargo’s Fixed Rate Cumulative Perpetual Preferred Stock, Series D without par value (Series D Preferred Stock), having a liquidation value per share equal to $1,000,000, for a total price of $25 billion. The Series D Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Wells Fargo may not redeem the Series D Preferred Stock during the first three years except with the proceeds from a “qualified equity offering.” After three years the Series D Preferred Stock is redeemable by Wells Fargo at par value plus accrued and unpaid dividends. The Series D Preferred

Stock has limited voting rights. Prior to October 28, 2011, unless Wells Fargo has redeemed all of the Series D Preferred Stock or the Department of the Treasury has transferred all of the Series D Preferred Stock to a party not affiliated with the Department of the Treasury, the consent of the Department of the Treasury will be required for Wells Fargo to increase its common stock dividend or repurchase its common stock or other capital stock or equity securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement. The agreement for the preferred securities includes certain restrictions on executive compensation. Specifically, the five senior executive officers of Wells Fargo are subject to the following limits on compensation under Section 111(b) of EESA for as long as the Department of the Treasury holds the securities it acquired: (i) a prohibition on incentive compensation arrangements that involve unnecessary or excessive risks, (ii) a recovery of any bonus incentive compensation paid during the period the Department of the Treasury holds its securities based on financial statements or other criteria that prove to be materially inaccurate, and (iii) a prohibition of “golden parachute payments,” as defined under the Internal Revenue Code, upon certain terminations of employment. In addition, the deductibility for federal income tax purposes of compensation paid to these five senior executive officers will be subject to certain limitations. As part of its purchase of the Series D Preferred Stock, the Department of the Treasury received a warrant to purchase 110,261,688 shares of Wells Fargo common stock at an initial per share exercise price of $34.01. The number of shares of Wells Fargo common stock issuable upon exercise of the warrant will be reduced by 50% if Wells Fargo receives $25 billion of proceeds from qualified equity offerings on or prior to December 31, 2009. Wells Fargo’s issuance of common stock on November 13, 2008 (as described below) was not, and neither the issuance of common stock in this merger nor the Wells Fargo-Wachovia merger will constitute, a qualified equity offering. The warrant provides for the adjustment of the exercise price and the number of shares of Wells Fargo common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of Wells Fargo common stock, and upon certain issuances of Wells Fargo common stock at or below a specified price relative to the initial exercise price. The warrant expires ten years from the issuance date. Both the Series D Preferred Stock and the warrant will be accounted for as components of Tier 1 Capital.

Litigation Related to the Wells Fargo-Wachovia Merger

On October 4, 2008, Citigroup, Inc. (Citigroup) purported to commence an action in the Supreme Court in the State of New York, captioned Citigroup, Inc. v. Wachovia Corp., et al., naming as defendants Wachovia, Wells Fargo, and the directors of both companies (First State Action). The complaint alleged that Wachovia breached an exclusivity agreement with Citigroup, which by its terms was to expire on October 6, 2008, by entering into negotiations and an eventual acquisition agreement with Wells Fargo, and that Wells Fargo and the individual defendants had tortiously interfered with the same contract. The complaint sought an order enjoining defendants from further negotiating or consummating the merger, and specific enforcement of the exclusivity agreement, as well as $40 billion in punitive damages. On October 4, 2008, defendants removed the First State Action to the United States District Court for the Southern District of New York. At about the same time, however, Justice Ramos of the Supreme Court issued an Order to Show Cause and Temporary Restraining Order that did not grant the relief Citigroup sought but did extend the period of the exclusivity agreement until further order of the court, and set a hearing for the following Thursday. Citigroup then purported to dismiss the First State Action which had been removed to federal court by filing a notice of voluntary dismissal in federal court, and purported to refile a new, identically captioned complaint (Second State Action), making similar allegations but omitting certain portions of an earlier claim arising under a federal statute, Section 126(c) of the Emergency Economic Stabilization Act, just passed by Congress. Justice Ramos thereupon issued a second Order to Show Cause and Temporary Restraining Order that was substantively identical to his first order. On October 5, 2008, the Appellate Division of the New York Supreme Court vacated Justice Ramos’ second Order to Show Cause and Temporary Restraining Order, which had been issued the night before. On October 9, 2008, Citigroup issued a press release stating that Citigroup had ended its negotiations with Wells Fargo. The press release further stated that Citigroup would no longer seek to enjoin the merger, but would continue to seek compensatory and punitive damages against Wachovia and Wells Fargo in the Second State Action. Immediately after the press release was sent to both the federal and state courts by Citigroup’s counsel, defendants removed the Second State Action to the United States District Court for the Southern District of New York. On October 10, 2008, Citigroup moved to remand the removed action to State Court and purported to file a proposed amended complaint, adding allegations that Citigroup provided liquidity support and other services to Wachovia during the period between September 29, 2008 and October 2, 2008. The proposed amended complaint includes claims for breach of contract, tortious interference with contract, unjust enrichment, promissory estoppel, and quantum meruit. In the proposed amended complaint, Citigroup seeks $20 billion in compensatory damages, $20 billion in restitutionary and unjust enrichment damages, and $40 billion in punitive damages. On October 24, 2008, Wells Fargo and Wachovia submitted a brief in opposition to the motion to remand. The motion is still pending.

On October 4, 2008, Wachovia filed a complaint in the United States District Court for the Southern District of New York, captioned Wachovia Corp. v. Citigroup, Inc. The complaint seeks a declaration that the Wells Fargo-Wachovia merger agreement is valid, proper, and not prohibited by the exclusivity agreement. Thereafter Wachovia filed a motion for preliminary injunction and/or for expedited trial on the merits together with supporting affidavits and legal memoranda. The motion is fully briefed and remains pending. On October 14, 2008, Wells Fargo filed a related complaint in the United States District Court for the Southern District of New York, captioned Wells Fargo v. Citigroup, Inc. The complaint seeks a declaration that the Wells Fargo-Wachovia merger agreement is valid, proper, and not prohibited by the exclusivity agreement. On October 16, 2008, Citigroup moved to dismiss the complaint. On October 30, 2008, Wells Fargo filed an amended complaint. Citigroup answered that amended complaint on November 13, 2008.

On October 5, 2008, two Wachovia shareholders filed an action against Citigroup in the Superior Court for the County of Mecklenburg in the State of North Carolina, captioned Mary Louise Guttmann v. Citigroup, Inc. The complaint sought a judgment declaring the exclusivity agreement between Citigroup and Wachovia to be unenforceable and an injunction restraining Citigroup from attempting to enforce the agreement. On October 10, 2008, following Citigroup’s announcement that it would no longer seek to enjoin the merger, the Guttman action was dismissed upon stipulation of all parties.

On October 8, 2008, a purported class action complaint captioned Irving Ehrenhaus v. John D. Baker, et al., was filed in the Superior Court for the County of Mecklenburg in the State of North Carolina. The complaint names as defendants Wachovia, Wells Fargo, and the directors of Wachovia. The complaint alleges that the Wachovia directors breached their fiduciary duties in approving the merger at an allegedly inadequate price, and that Wells Fargo aided and abetted the alleged breaches of fiduciary duty. The action seeks to enjoin the merger, or to recover compensatory or rescissory damages if the merger is consummated, as well as an award of attorneys’ fees and costs. On November 3, 2008, the North Carolina Business Court entered an order denying plaintiff’s request for expedited discovery, but granting his request for expedited resolution of his motion for preliminary injunction; the court set a briefing schedule and a hearing date of November 24, 2008, to decide whether these circumstances warrant granting plaintiff’s specific request that the court preliminarily enjoin enforcement of the deal protection devices embedded in the Wells Fargo-Wachovia merger agreement. On October 27, 2008, a substantially similar purported class action complaint, captioned Shirley Simon v. Wachovia Corp., et al., was filed in the Supreme Court in the State of New York.

Common Stock Offering

On November 13, 2008, Wells Fargo issued 468.5 million shares of common stock at a public offering price of $27.00 per share in an underwritten public offering. The net proceeds of the offering to Wells Fargo, after underwriting discounts and commissions, were $12,333,262,500.

INFORMATION ABOUT THE SPECIAL MEETING OF CENTURY SHAREHOLDERS

General

Century’s board of directors is using this proxy statement-prospectus to solicit proxies for use at the special meeting of Century shareholders and any adjournment or postponement of such meeting.

Time, Date, and Place

The Century special meeting of shareholders is scheduled to be held on December 24, 2008 at 10:00 a.m., local time, at Century Bancshares, Inc., located at 2900 St. Michael Drive, 2nd Floor, Texarkana, Texas 75503.

Purposes of the Meeting

At the Century special meeting, Century shareholders will be asked to consider and vote upon:

•

a proposal to approve the merger agreement between Century and Wells Fargo pursuant to which a wholly owned subsidiary of Wells Fargo will merge into Century and Century will become a wholly owned subsidiary of Wells Fargo, as described in this proxy statement-prospectus; and

•	other matters properly brought before the special meeting or any adjournment or postponement of the meeting.

At this time, the Century board of directors is unaware of any matters, other than approval of the merger agreement, that may be presented for action at the special meeting. If other matters are properly presented, however, the persons named as proxies will have the authority to vote in accordance with their judgment with respect to such matters.

Record Date; Shares Outstanding

Century’s board of directors has fixed the close of business on November 20, 2008 as the record date for the determination of holders of Century common stock entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the meeting. At the close of business on the record date, there were 2,513,230 shares of Century common stock outstanding and entitled to vote at the special meeting held by approximately 26 holders of record. Each share of Century common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

Quorum Requirement

A quorum, consisting of the holders of a majority of the outstanding shares of Century common stock entitled to vote, must be present in person or by proxy before any action may be taken at the special meeting. Abstentions will count solely for the purpose of establishing a quorum.

Vote Required to Approve Merger Agreement

The affirmative vote of the holders of more than 50% of the outstanding shares of Century common stock entitled to vote is necessary to approve the merger agreement. The failure to vote, either by proxy or in person, will have the effect of a vote against the merger agreement. Abstentions have the effect of a vote against approval of the merger agreement.

Shares Subject to Voting Agreements; Ownership of Directors and Officers

A total of 1,830,869 shares of Century common stock, representing approximately 72% of the outstanding shares of Century common stock entitled to vote at the special meeting, are subject to voting agreements between Wells Fargo and certain of Century’s largest shareholders who are also members of Century’s board of directors. Under the terms of these agreements, those shareholders have agreed to vote in favor of the merger all shares over which they have voting power in any capacity. These shareholders together own more than a majority of Century’s common stock, a sufficient number of shares to approve the merger agreement.

As of the record date, Century’s directors and executive officers and their affiliates beneficially owned a total of 2,241,064 shares of Century common stock (excluding shares issuable upon the exercise of outstanding options), representing approximately 89.2% of the outstanding shares of Century common stock entitled to vote at the special meeting. The shares beneficially owned by these directors, officers, and affiliates include the 1,830,869 shares that are subject to the voting agreements described in the preceding paragraph. For more information about the beneficial ownership of Century common stock by each current Century director, each Century executive officer, and all Century directors and executive officers as a group, see “The Companies—Century–Stock Ownership of Principal Shareholders, Management, and Directors” on page 50.

Shareholders Agreement

Century and all of its shareholders are parties to, or otherwise bound by, a Shareholders Agreement dated August 1, 2005. The shareholders who are a party to this Shareholders Agreement have agreed, among other things, that if such shareholders owning 65% or more of Century’s outstanding common stock vote in favor of a proposed merger, then the remaining shareholders who are a party to this agreement must also vote in favor of the proposed merger. Century has been advised by its legal counsel that enforcement of that provision of the Shareholders Agreement would be contrary to the dissenters’ rights made available by statute to shareholders in connection with a merger. Consequently, Century does not intend to seek to enforce its rights under the Shareholders Agreement with respect to the vote on the merger agreement.

Voting and Revocation of Proxies

Voting in Person. If you are a shareholder of record, you can vote in person by ballot at the special meeting. Nonetheless, we recommend that you submit your proxy card even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

Voting by Proxy. Your proxy card includes instructions on how to vote by proxy. If you properly give your proxy and submit it in time to vote, one of the individuals named as your proxy will vote your shares as you directed. You may vote for or against a proposal or abstain from voting on the proposal. If you are a shareholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, sign and date it, and return it in the return envelope which accompanied that proxy card. If you sign and date your proxy without instruction on how to vote on a proposal, your proxy will be voted “FOR” the merger agreement.

Revoking Your Proxy. You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, you can revoke your proxy by:

•	submitting another valid proxy bearing a later date;

•	attending the special meeting and voting your shares in person; or

•	delivering prior to the special meeting a written notice of revocation to Century’s corporate secretary.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

Dissenters’ Rights

For a description of the right of Century shareholders to dissent from the merger and to receive cash equal to the fair value of their Century common stock instead of shares of Wells Fargo common stock, see “The Proposed Merger—Dissenters’ Rights for Century Shareholders” on page 37.

Solicitation of Proxies

The proxy for the special meeting is being solicited on behalf of the board of directors of Century, the members of which consist of Anita Arnold, Greg Arnold, Truman Arnold, James H. Day, Robert G. Fuller, Dr. Frederick E. Joyce, Ronny Looney, Joe Nichols, and C. Cary Patterson. The expense of soliciting proxies for the special meeting will be borne by Century. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Century in person or by telephone, facsimile or other means of electronic communication. Directors, officers, and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Recommendation of the Century Board of Directors

The Century board of directors has approved the merger agreement and the transactions contemplated by the merger agreement. Based on Century’s reasons for the merger described in this document, the Century board of directors believes that the merger is in the best interests of Century and its shareholders. Accordingly, the Century board of directors unanimously recommends that Century shareholders vote “FOR” the proposal to approve the merger agreement.

THE PROPOSED MERGER

The following discussion provides material information about the proposed merger. The discussion may not have all the information that is important to you, and it is qualified in its entirety by reference to the appendices to this document, including the merger agreement attached as Appendix A. We urge you to carefully read this entire document, including the appendices, for a more complete understanding of the merger.

General

At the special meeting of Century shareholders, the shareholders will be asked to approve the merger agreement and thereby approve the merger. Wells Fargo is using this document to offer shares of its common stock to Century shareholders in exchange for their shares of Century common stock if the merger is completed.

Merger Structure

In the proposed merger, a wholly owned subsidiary of Wells Fargo, formed for the purpose of the merger, will merge with and into Century. Century will survive the merger as a wholly owned subsidiary of Wells Fargo. Each share of Century common stock outstanding at the time of the merger will be automatically converted into the right to receive shares of Wells Fargo common stock based on a formula set forth in the merger agreement.

Merger Consideration

For Shares of Century Common Stock. The merger agreement provides that, at the completion of the merger, each share of Century common stock outstanding immediately before the merger (other than shares as to which statutory dissenters’ appraisal rights have been exercised and subject to other customary exceptions as specified in the merger agreement) will be converted into the right to receive shares of Wells Fargo common stock based on a formula set forth in the merger agreement. We sometimes refer to the number of shares of Wells Fargo common stock to be exchanged for each outstanding share of Century common stock as the “exchange ratio.” The exchange ratio will be determined based on the following two variables:

•

the “Wells Fargo Measurement Price,” defined in the merger agreement as the average of the volume weighted average price of a share of Wells Fargo common stock on the New York Stock Exchange only (as reported by Bloomberg LP) for each of the 20 consecutive trading days ending on the trading day immediately before the special meeting, rounded to the nearest ten-thousandth; and

•

the “Company Per Share Value,” defined in the merger agreement as the quotient of (1) $190 million less third party legal, investment banking, and advisory fees incurred by Century in connection with the proposed merger, divided by (2) the total number of shares of Century common stock outstanding immediately before the merger, assuming the exercise of outstanding options immediately before the merger.

Under the terms of the merger agreement:

•	If the Wells Fargo Measurement Price is equal to or less than $27.00, then the exchange ratio will be the Company Per Share Value divided by $27.00.

•	If the Wells Fargo Measurement Price is greater than $27.00 but less than $33.00, then the exchange ratio will be the Company Per Share Value divided by the Wells Fargo Measurement Price.

•	If the Wells Fargo Measurement Price is equal to or greater than $33.00, then the exchange ratio will be the Company Per Share Value divided by $33.00.

If the total number of shares of Wells Fargo common stock to be received in the merger by a Century shareholder does not equal a whole number, the shareholder will receive cash instead of the fractional share. The amount of cash will equal the fractional share amount multiplied by the Wells Fargo Measurement Price.

For Century Stock Options. The merger agreement also provides that, at the completion of the merger, each option to acquire Century common stock granted by Century under any stock incentive plan which is outstanding and unexercised immediately before the merger will become fully vested and exercisable in accordance with Century’s stock option plan and will be converted into a substitute option to acquire Wells Fargo common stock generally exercisable on the same terms that applied to the options to acquire Century common stock except:

•

the number of Wells Fargo shares subject to the substitute option will equal the number of Century shares subject to the Century option multiplied by the exchange ratio, rounded down to the nearest share; and

•	the exercise price per share of the substitute option will equal the exercise price per share of the Century option divided by the exchange ratio, rounded up to the nearest cent.

Incentive stock options will be converted in a manner which is consistent with Section 424(a) of the Internal Revenue Code, and subject to the $100,000 per year limitation under Section 422(d) of the Code. Under Section 422(d) of the Code, the aggregate fair market value of stock with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year is limited to $100,000; options in excess of $100,000 will be treated as options which are not incentive stock options.

Adjustments for Changes in Capitalization. If the outstanding shares of Wells Fargo are increased or decreased in number or changed into or exchanged for a different number or kind of shares or securities before the merger is completed as a result of a reorganization, reclassification, recapitalization, stock dividend, stock split or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the exchange ratio.

Background of the Merger

From time to time, Century’s board of directors and management have reviewed Century’s future prospects for earnings and asset growth and the viability of continued independent operations in accordance with Century’s business plan, from the perspective of the long-term best interests of Century and its shareholders. Several interested parties had contacted Century to explore the possibility of a business combination prior to Century’s decision to retain a financial advisor or to actively explore strategic alternatives. Until late 2006, Century elected not to pursue these preliminary expressions of interest, believing it to be in the best interests of Century’s shareholders for Century to remain an independent entity.

In November 2006, representatives of First Southwest Company met with representatives of Century to make a presentation regarding the development of a plan to investigate a possible business combination or other strategic alternatives available to Century. Following that presentation, Century’s executive committee discussed at length strategic alternatives, including the possible sale of Century, and authorized management to engage First Southwest as Century’s financial advisor. On December 21, 2006, Century formally executed an engagement letter with First Southwest as its financial advisor to provide advisory services in connection with a possible business combination involving Century, and to provide a fairness opinion with respect to the consideration to be paid to Century shareholders should a transaction be considered by the board of directors.

Century’s executive committee authorized First Southwest to contact a limited number of qualified prospects to determine their interest in an acquisition of or a business combination with Century. Beginning in October 2007, First Southwest began making initial contact with potential acquirors. In late February 2008, First Southwest contacted Wells Fargo to gauge its interest in holding discussions with senior management of Century regarding a possible acquisition.

In April 2008, First Southwest facilitated a meeting between Century and Wells Fargo in Dallas, Texas. The parties discussed a possible business combination and Century agreed to provide Wells Fargo with data relevant to Century’s operations and to allow Wells Fargo to conduct limited due diligence. Wells Fargo entered into an agreement to keep confidential any non-public information concerning Century that it might obtain and submitted a preliminary due diligence information request.

During April and May, Wells Fargo conducted initial due diligence on Century, including meetings between Century’s management and the Wells Fargo due diligence team leaders. On June 12, 2008, Wells Fargo submitted to First Southwest, as Century’s agent, a non-binding letter of intent to acquire Century and requested that it be granted exclusivity in its discussions with Century until September 1, 2008, to complete a comprehensive review of Century and to negotiate a merger agreement. Based on a review and consideration of the terms and conditions of the proposal submitted, Century’s executive committee authorized First Southwest, as Century’s agent, to enter into an exclusive non-binding letter of intent between Century and Wells Fargo. The letter of intent was signed and delivered on June 16, 2008.

Wells Fargo’s due diligence process involved an extensive review of Century through the use of an online data room to review Century documents, peer-to-peer meetings between Century and Wells Fargo management, and an on-site visit at Century’s headquarters in Texarkana, Texas. Following this final review, Wells Fargo, Century, and their respective legal counsel engaged in negotiations related to definitive transaction agreements. As part of these negotiations, the parties negotiated final terms of the merger agreement and discussed such topics as the treatment of other real estate owned by Century and its subsidiaries, the calculation of the merger exchange ratio, and other issues pertinent to a final agreement. During this period, First Southwest provided Century with analyses of the proposed transaction and discussed with Century the form of fairness opinion that could be delivered in connection with the proposed transaction. A final draft of the merger agreement was delivered to Century on August 13, 2008.

Following discussions among members of Century’s executive committee, and First Southwest’s oral advice to Century that the proposed transaction would be fair, from a financial point of view, to Century’s shareholders, Century’s board of directors unanimously authorized the execution of the merger agreement. In reaching this decision, the members of Century’s board of directors determined, among other things, that a business combination with Wells Fargo would be in the best interests of Century’s shareholders.

On August 13, 2008, Century and Wells Fargo entered into the merger agreement and each publicly announced the proposed merger.

Century’s Reasons for the Merger and Recommendation of the Century Board

In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, the Century board of directors consulted with Century’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•	its knowledge of the businesses, operations, financial condition, earnings, and prospects of each of Century and Wells Fargo;

•	its views on the valuation of, and strategic opportunities for, Century on a stand-alone basis as compared to the prospects of enhanced value of the combined entity in the future;

•

its knowledge of the current environment in the financial services industry in Texarkana and the Dallas-Fort Worth Metroplex, including general economic conditions, the interest rate environment, and continued industry consolidation;

•

the complementary strengths of the two companies, and its belief that Wells Fargo’s national brand, broad product offerings, and larger market presence could facilitate accelerated growth in Century’s businesses;

•	its belief that Wells Fargo’s long history and financial strength would result in a combined company that would be well positioned to serve Century’s customers and communities;

•

its assessment of the likelihood that the merger would be completed in a timely manner and that management would be able to successfully integrate and operate the businesses of the combined company after the transaction;

•

the financial analyses presented by First Southwest, Century’s independent financial advisor, and First Southwest’s opinion to the effect that, as of the date of such opinion, the merger exchange ratio was fair to the holders of Century’s common stock, from a financial point of view;

•

the financial terms of the merger, including the fact that the $190 million value of the merger consideration as of August 13, 2008 represented a premium based on certain value metrics of comparable publicly traded companies, and that the dollar value to be delivered to Century shareholders for each share of Century common stock would remain constant within a range of Wells Fargo share prices 10% above and 10% below a median value of $30.00 per share;

•	the fact that Wells Fargo currently makes regular dividend payments, while Century does not have a policy of paying a regular dividend;

•	the expected treatment of the transaction as a “reorganization” for U.S. federal income tax purposes;

•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals would be received in a timely manner and without unacceptable conditions; and

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger.

The foregoing discussion of the factors considered by the Century board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Century board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Century board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Century board of directors considered all these factors as a whole, including discussions with, and questioning of, Century management and Century’s financial advisors, and overall considered the factors to be favorable to, and to support, its determination. The Century board of directors also relied on the experience of First Southwest, its financial advisor, for analyses of the financial terms of the transaction and for its opinion as to the fairness of the consideration in the transaction to Century’s shareholders.

For the reasons set forth above, the Century board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Century’s shareholders, and approved and adopted the merger agreement. The Century board of directors unanimously recommends that the Century shareholders vote “FOR” the approval and adoption of the merger agreement.

Wells Fargo’s Reasons for the Merger

The merger will enable Wells Fargo to expand and strengthen its retail and commercial banking presence in the Dallas-Fort Worth Region and is consistent with Wells Fargo’s strategy of pursuing fill-in acquisitions to better serve its current banking communities. In addition, the merger will facilitate Wells Fargo’s entry into the Texarkana Region, including its first banking locations in Arkansas.

In approving the proposed merger, the Wells Fargo board considered, among other things:

•	the excellent reputation of Century for retail and commercial banking;

•	the increase in the number of locations from which to offer financial products and services to the combined customer bases of Wells Fargo and Century;

•	the ability of the combined company to offer a broader array of products and services to Century’s customers;

•	the opportunity to expand Wells Fargo’s operations into a new state;

•	the complementary strengths of the two organizations; and

•	Wells Fargo management’s prior record of successfully integrating acquired financial institutions.

Opinion of Century’s Financial Advisor

First Southwest Company has acted as financial advisor to Century in connection with the proposed merger. On August 13, 2008, First Southwest orally advised Century (and subsequently delivered its written opinion to the Century board of directors) that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the opinion and described below, the merger exchange ratio is fair to the holders of Century common stock from a financial point of view. A copy of that opinion, which sets forth assumptions made, general procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included in this document as Appendix B and is incorporated by reference into this proxy statement-prospectus.

The opinion of First Southwest does not and will not reflect developments that may occur or may have occurred after August 13, 2008 (the date of the opinion) and prior to completion of the merger. Century does not currently expect that it will request an updated opinion from First Southwest.

First Southwest rendered its opinion and provided certain analyses to the Century board of directors, but was not requested to, and did not make, any recommendation to any shareholder of Century as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. The opinion of First Southwest is directed only to the fairness, from a financial point of view, of the merger exchange ratio to holders of Century common stock and does not address the underlying business decision of Century to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Century or the effect of any other transaction in which Century might engage.

First Southwest, as part of its investment banking business, regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. Century requested that First Southwest provide its opinion as to whether the merger exchange ratio is fair from a financial point of view to the shareholders of Century. In connection with this opinion, First Southwest has reviewed, among other things:

•	the merger agreement;

•	certain available financial statements, including audited financial statements and other historical financial information of Century deemed relevant;

•	certain publicly available financial statements and other historical financial information of Wells Fargo deemed relevant;

•

internal financial projections for the years ending December 31, 2008 and 2009 as provided by senior management of Century and an internal long-term growth rate as provided by senior management of Century for the three years thereafter;

•

consensus earnings per share estimates for Wells Fargo for the years ending December 31, 2008 and 2009, and a consensus estimated long-term earnings per share growth rate as published by Bloomberg LP and Capital IQ;

•

the publicly reported historical price and trading activity for Wells Fargo common stock, including a comparison of certain financial information for Century and Wells Fargo with similar publicly available information for certain other companies the securities of which are publicly traded;

•	to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as First Southwest considered relevant.

First Southwest also discussed with certain members of Century’s senior management the business, financial condition, results of operations and prospects of Century and held similar discussions with certain members of Wells Fargo’s senior management regarding the business, financial condition, results of operations and prospects of Wells Fargo.

In arriving at its opinion, First Southwest has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources or that was provided to it by the respective representatives of Century and Wells Fargo and has assumed such accuracy and completeness for purposes of rendering its opinion. First Southwest has further relied on the assurances of senior management of Century and Wells Fargo that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Additionally, First Southwest has not been asked to and has not undertaken an independent verification of any of such information, and does not assume any responsibility or liability for the accuracy or completeness of such information.

With respect to the internal financial projections of Century used by First Southwest in its analyses, Century’s management confirmed to First Southwest that those projections reflected the best currently available estimates and judgments of management of the future financial performance of Century. First Southwest did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Century or Wells Fargo or any of their subsidiaries, or the collectibility of any such assets, nor has First Southwest been furnished with any such evaluations or appraisals by either Wells Fargo or Century. Furthermore, no independent evaluation of the adequacy of the allowance for loan losses of Century and Wells Fargo has been reviewed nor has First Southwest reviewed any individual credit files relating to Century or Wells Fargo. First Southwest has assumed that the respective allowances for loan losses for both Century and Wells Fargo are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Additionally, the assumption has been made that there have been no material changes in Century’s or Wells Fargo’s assets, financial condition, results of operations, businesses, or prospects since the dates of the most recent financial statements made available. First Southwest has assumed in all respects material to its analyses that Century and Wells Fargo will remain as going concerns for all periods relevant, that each party to the merger agreement will perform in all material respects the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. No opinion has been expressed by First Southwest as to any of the legal, accounting, and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

The opinion of Century’s financial advisor is based on financial, economic, market, and other conditions prevailing on, and the information made available to First Southwest as of, the date of its opinion, and the opinion speaks only as of that date and not any other date. First Southwest has not undertaken to update, revise, reaffirm, or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. No opinion has been expressed by First Southwest as to what the value of Wells Fargo common stock will be when issued to Century’s shareholders pursuant to the merger agreement or the prices at which Century’s and Wells Fargo’s common stock may trade at any time.

First Southwest acted as Century’s financial advisor in connection with the merger and will receive a fee from Century for its services equal to 0.8% of the “transaction value,” as defined in the engagement letter between Century and First Southwest, a substantial portion of which is contingent upon the completion of the merger. Century will also reimburse First Southwest for reasonable out-of-pocket expenses, up to a maximum of $25,000, and indemnify First Southwest against certain liabilities arising out of the engagement, whether or not the merger occurs. In addition, First Southwest and its parent company maintain a banking relationship with Century, as a borrower.

In the ordinary course of business as a broker-dealer, First Southwest may purchase securities from and sell securities to Wells Fargo and its affiliates. First Southwest may also actively trade the equity or debt securities of Wells Fargo or its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

First Southwest’s opinion is directed to the board of directors of Century in connection with its evaluation of the merger and does not constitute a recommendation to any shareholder of Century as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. First Southwest’s opinion is directed only to the fairness, from a financial point of view, of the merger exchange ratio to holders of Century’s common stock and does not address the underlying business decision of Century to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Century or the effect of any other transaction in which Century might engage. The following summary of the material financial analyses conducted by First Southwest in connection with rendering its opinion does not purport to be a complete description of the analyses performed by First Southwest in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of First Southwest attached as Appendix B to this proxy statement-prospectus.

Summary of Proposal. As a result of the merger, each share of Century’s common stock issued and outstanding at the time of the merger (subject to customary exceptions specified in the merger agreement) will be converted into the right to receive a number of shares of Wells Fargo’s common stock as determined by the merger exchange ratio defined in the merger agreement. The merger exchange ratio is determined based on the “Company Per Share Value” and the “Wells Fargo Measurement Price.” The “Wells Fargo Measurement Price” is defined as the average of the volume weighted average price of a share of Wells Fargo common stock on the NYSE only (as reported by Bloomberg LP) for each of the 20 consecutive trading days ending on the trading day immediately before the date of the shareholder approval meeting, rounded to the nearest ten-thousandth. The “Company Per Share Value” is defined as the quotient of (1) $190 million less third party legal, investment banking, and advisory fees incurred by Century in connection with the transactions contemplated by the merger agreement, divided by (2) the total shares of Century’s common stock outstanding immediately before the merger assuming the exercise of all Century options (as defined in the merger agreement).

The following shows how the exchange ratio will be determined based on the Wells Fargo Measurement Price and the Company Per Share Value:

•	If the Wells Fargo Measurement Price is equal to or less than $27.00, the exchange ratio will be determined by dividing the Company Per Share Value by $27.00.

•	If the Wells Fargo Measurement Price is greater than $27.00 but less than $33.00, the exchange ratio will be determined by dividing the Company Per Share Value by the Wells Fargo Measurement Price.

•	If the Wells Fargo Measurement Price is greater than or equal to $33.00, the exchange ratio will be determined by dividing the Company Per Share Value by $33.00.

By way of example, the Company Per Share Value as of the date of the fairness opinion, before any third party expenses related to the merger, was $71.9681. It is estimated that the deduction of transaction fees and other expenses will reduce the Company Per Share Value by less than 1.5%.

Based on the final consideration to shareholders agreed upon by the parties, First Southwest calculated the following ratios using the financial information for Century as of June 30, 2008 and an assumed purchase price for Century’s common equity of $190 million:

Market Value of Equity / Last Twelve Months Earnings	25.9	x
Market Value of Equity / Estimated 2008 Earnings	22.2	x
Market Value of Equity / Estimated 2009 Earnings	15.8	x
Market Value of Equity / Book Value	1.8	x
Market Value of Equity / Tangible Book Value	1.9	x
Tangible Book Premium / Core Deposits	9.2%

Century Comparable Company Analysis. First Southwest used publicly available information to compare selected financial and market trading and valuation information for Century and Wells Fargo and groups of commercial banks selected by First Southwest. The comparable group used for Century consisted of the following 13 publicly traded commercial banks located in the Southwestern United States (referred to below as the “Century comparable group”):

BancFirst Corporation Bank of the Ozarks, Inc. Cullen / Frost Bankers, Inc. First Financial Bancshares Inc. Home Bancshares, Inc. International Bancshares Corporation Metrocorp Bancshares Inc.	Prosperity Bancshares Inc. Simmons First National Corporation Southside Bancshares Inc. Southwest Bancorp Inc. Sterling Bancshares Inc. Texas Capital Bancshares Inc.

First Southwest’s analysis compared the financial performance and valuation of Century implied by the transaction and the median financial performance and market trading data for the Century comparable group as of June 30, 2008. The table below compares the data for Century and the median data for the Century comparable group, as calculated by First Southwest, with pricing data as of August 12, 2008.

Century Comparable Group Analysis

	Century Comparable Group Median		Century
Equity / Assets	9.5%		6.5%
Return on Average Assets	1.2%		0.5%
Return on Average Equity	11.5%		7.9%
Efficiency Ratio	60.1%		77.1%
Dividend Yield	2.2%		N/A
Market Value of Equity / Last Twelve Months Earnings	14.6	x	25.9	x
Market Value of Equity / Estimated 2008 Earnings	15.6	x	22.2	x
Market Value of Equity / Estimated 2009 Earnings	14.3	x	15.8	x
Market Value of Equity / Book Value	1.7	x	1.8	x
Market Value of Equity / Tangible Book Value	2.2	x	1.9	x

Wells Fargo Comparable Company Analysis. The comparable group for Wells Fargo selected by First Southwest consisted of the following six publicly traded nationwide or regional commercial banks (referred to below as the “Wells Fargo comparable group”):

Bank of America Corporation Bank of New York Mellon Corporation Citigroup Inc.	JPMorgan Chase & Co. U.S. Bancorp Wachovia Corporation

First Southwest’s analysis compared publicly available financial and market trading information for Wells Fargo and the median data for the Wells Fargo comparable group as of June 30, 2008. The table below compares the data for Wells Fargo and the median data for the Wells Fargo comparable group, as calculated by First Southwest, with pricing data as of August 12, 2008.

Wells Fargo Comparable Group Analysis

	Wells Fargo Comparable Group Median		Wells Fargo
Equity / Assets	8.1%		7.8%
Return on Average Assets	1.2%		1.3%
Return an Average Equity	11.3%		15.5%
Efficiency Ratio	67.2%		54.4%
Dividend Yield	6.2%		4.1%
Market Value of Equity / Last Twelve Months Earnings	14.0	x	13.7	x
Market Value of Equity / Estimated 2008 Earnings	13.1	x	14.7	x
Market Value of Equity / Estimated 2009 Earnings	11.3	x	13.5	x
Market Value of Equity / Book Value	1.0	x	2.1	x
Market Value of Equity / Tangible Book Value	2.6	x	7.0	x

Stock Trading History. First Southwest reviewed the history of the reported trading prices and volume of Wells Fargo’s common stock for the one-year period ended August 12, 2008. First Southwest compared the relationship between the movements in the prices of Wells Fargo’s common stock to movements in the prices of the NASDAQ Bank Index, S&P Commercial Banks Index, S&P 500 Index, Dow Jones Industrial Average, a composite group (a weighted average by market capitalization) of six publicly traded nationwide commercial banks comparable to Wells Fargo (see Wells Fargo Comparable Company Analysis above), and a composite group (a weighted average by market capitalization) of 13 publicly traded commercial banks selected by First Southwest and comparable to Century (see Century Comparable Company Analysis above). As reflected in the table shown below, during the one-year period ended August 12, 2008, Wells Fargo outperformed all the comparative indexes with the exception of the Century comparable group index.

Stock Performance

1 Year Index Change August 12, 2008
Wells Fargo	(6.7%)
Wells Fargo Comparable Group	(38.3%)
Century Comparable Group	8.7%
NASDAQ Bank Index	(18.8%)
S&P Commercial Banks Index	(35.6%)
S&P 500 Index	(11.2%)
Dow Jones Industrial Average	(12.0%)

Analysis of Selected Transactions. First Southwest reviewed 17 merger and acquisition transactions announced from January 1, 2006 through August 12, 2008 involving commercial banks as acquired institutions with operations considered comparable to that of Century. Additionally, First Southwest focused on seven transactions announced since January 1, 2007 for a more indicative look at the current merger and acquisition market for financial institutions. First Southwest reviewed the multiples of transaction price at announcement to last twelve months earnings, transaction price to stated book value, transaction price to tangible book value and tangible book premium to core deposits and computed median multiples and premiums for the transactions. The median multiples were compared to the multiples of Wells Fargo’s offer to Century.

Comparable Transaction Multiples

	Comparable Median		Comparable Median Since 2007		Century
Equity / Assets	9.5%		10.1%		6.5%
Return on Average Assets	1.3%		1.5%		0.5%
Market Value of Equity / Last Twelve Months Earnings	24.0	x	17.9	x	25.9	x
Market Value of Equity / Book Value	2.7	x	2.8	x	1.8	x
Market Value of Equity / Tangible Book Value	3.2	x	2.8	x	1.9	x
Tangible Book Premium / Core Deposits	25.0%		24.2%		9.2%

Discounted Dividend / Equity Cash Flow Stream and Terminal Value Analysis. First Southwest performed an analysis that estimated the future stream of after-tax dividend flows of Century through December 31, 2012, assuming a projected dividend stream and that Century performed in accordance with management’s internal financial projections for 2008 and internal long-term growth rate for those years after 2008. To approximate the terminal value of Century’s common stock at December 31, 2012, First Southwest applied price/earnings multiples ranging from 13.0x to 16.0x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 11.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Century common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Century common stock of $62.05 to $82.41.

Dividend Discount Model

Discount Rate	Equity Value / Earnings Multiples
	13.0 x	13.5 x	14.0 x	14.5 x	15.0 x	15.5 x	16.0 x
11.00%	$67.72	$70.16	$72.61	$75.06	$77.51	$79.96	$82.41
11.50%	66.24	68.64	71.03	73.43	75.82	78.21	80.61
12.00%	64.81	67.15	69.49	71.83	74.17	76.51	78.86
12.50%	63.41	65.70	67.99	70.28	72.57	74.86	77.15
13.00%	62.05	64.29	66.53	68.77	71.01	73.25	75.49

In addition, the terminal value of Century’s common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (13.0x to 16.0x) applied to discounted equity cash flow stream representing cash flow available to common equity shareholders. As illustrated in the following table, this analysis indicated an imputed range of values per share for Century’s common stock of $62.06 to $82.39.

Discounted Equity Cash Flow Analysis

Discount Rate	Equity Value / Earnings Multiples
	13.0 x	13.5 x	14.0 x	14.5 x	15.0 x	15.5 x	16.0 x
11.00%	$67.70	$70.15	$72.60	$75.05	$77.50	$79.94	$82.39
11.50%	66.23	68.63	71.02	73.42	75.81	78.21	80.60
12.00%	64.81	67.15	69.49	71.83	74.17	76.51	78.86
12.50%	63.42	65.71	68.00	70.29	72.58	74.87	77.16
13.00%	62.06	64.30	66.54	68.78	71.02	73.26	75.50

In connection with its analyses, First Southwest considered and discussed with Century management how the present value analyses would be affected by changes in the underlying assumptions, including, with respect to the Century analyses, variations with respect to net income. First Southwest noted that the discounted dividend stream, discounted equity cash flow stream and terminal value analysis are widely used valuation methodologies, but the results of any such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Interests of Certain Century Directors and Executive Officers in the Merger

In the merger, the directors and executive officers of Century will receive the same consideration for their Century shares as the other shareholders of Century and the same consideration for their options as the other option holders. In considering the recommendation of the Century board of directors that you vote to approve the merger agreement, you should be aware that some of Century’s executive officers and directors may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of Century’s shareholders generally. The Century board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Stock Options. Four of Century’s directors and executive officers hold options for the issuance of a total of 54,147 shares of Century common stock, of which options representing 31,271 shares are not yet vested and exercisable. Approval of the merger agreement will constitute a “change in control” under Century’s 2006 Incentive Stock Option Plan, and thus will result in the immediate vesting of all outstanding options, including the options held by those four directors and executive officers. See “The Companies—Century—Stock Options” on page 51.

Non-Competition Agreement. As a condition to Wells Fargo’s willingness to enter into the merger agreement, Truman Arnold, who is a director and principal shareholder of Century, was required to enter into a non-competition agreement with Wells Fargo. The agreement runs for a period of three years from the day on which the merger is completed. Under the terms of this agreement, Mr. Arnold has agreed not to own, control, or participate in the management of any bank or financial services company that provides services comparable to Century and that operates in the markets served by Century in the Dallas-Fort Worth and Texarkana areas. Mr. Arnold’s non-competition agreement does not provide for any payments to him other than the consideration he will receive as a shareholder of Century. Mr. Arnold also agreed to customary confidentiality and non-solicitation provisions.

Change-In-Control Agreements. Century is a party to change-in-control agreements with three of its executive officers. These executive officers are Mike Kennedy, Bruce Ramsey, and Martha Wisdom. These agreements provide that if, during the two-year period following a change-in-control of Century, such as completion of the merger, the employment of one of these executives officers is terminated by Century (or any successor to Century) for any reason (other than for cause, disability or death) or one of these executive officers resigns for “good reason,” as defined in the agreement, such executive officer will be entitled to receive a lump sum cash payment equal to his or her annual base salary. In addition, subject to certain conditions, Wells Fargo has agreed to pay Mr. Kennedy, Mr. Ramsey, and Ms. Wisdom retention bonuses of $33,000, $55,000 and $51,000, respectively, within 30 days following the first anniversary of the completion of the merger.

Employment Agreement. In connection with the merger, Joe Nichols, Chairman of the Board of Directors and President of Century, will enter into an employment, trade secrets, non-solicitation, trademarks, and non-competition agreement with Wells Fargo. This agreement provides that Wells Fargo will employ him in the position of Community Bank President until December 31, 2011, unless he is terminated earlier for specific causes as described in the agreement. Under this agreement, Mr. Nichols will receive an annual salary of $200,000, with bonuses guaranteed in minimum amounts of $100,000 annually during the term of the agreement. Mr. Nichols is also entitled to receive automobile, country club, and moving allowances, and participate in other employee benefits offered to similarly situated employees of Wells Fargo (except for the Wells Fargo & Company Salary Continuation Pay Plan). Early termination of Mr. Nichols’ agreement without cause, or under certain other specified circumstances, will trigger a severance payment to Mr. Nichols equal to his salary and guaranteed bonuses from the date of termination through December 31, 2011. Under the terms of his agreement, Mr. Nichols has agreed not to own, control, or participate in the management of any bank or financial services company that provides services comparable to Century and that operates in the markets served by Century in the Dallas and Texarkana Metropolitan Statistical Areas, and to other customary confidentiality and non-solicitation provisions.

Indemnification and Insurance. Century’s directors and officers are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in Century’s articles of incorporation, bylaws, and the merger agreement. Under the merger agreement, Wells Fargo has agreed to maintain in effect any provisions in Century’s and its subsidiaries’ articles of incorporation and bylaws providing for the indemnification or holding harmless of each present and former director and officer of Century or any of its subsidiaries for acts or omissions occurring at or prior to the effective time of, or in connection with, the merger to the same extent as Century is obligated to indemnify, defend and hold harmless such parties.

Under the merger agreement, Wells Fargo has agreed to maintain in effect, for three years after the date of the merger, the current directors’ and officers’ liability insurance maintained by Century (or to substitute policies with substantially equivalent coverage and terms), but is not obligated to pay more than 200% of the current annual premiums paid for such insurance.

Sale of OREO. The merger agreement requires that, prior to the merger, all of the “other real estate owned” by Century and Century Bank, National Association will have been sold to Truman Arnold or one of his affiliates. “Other real estate owned,” or “OREO,” generally consists of real property that has been pledged as collateral on loans and acquired by a lender upon the borrower’s payment default, either through foreclosure or proceedings in lieu of foreclosure. The merger agreement stipulates that the price for the sale of the OREO will be equal to Century’s gross investment excluding any reserves, charge-offs, or other valuation adjustments. The stipulated price has not been established by appraisal or reference to the market value of the OREO, and therefore may be above or below the market value of the properties required to be purchased by Mr. Arnold or one of his affiliates.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a general summary of the material U.S. federal income tax consequences of the merger that are applicable to holders of Century common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

This discussion assumes that the Century shareholders hold their shares of Century common stock as a capital asset within the meaning of Section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Century shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

•	foreign persons;

•	financial institutions, mutual funds or insurance companies;

•	dealers in securities or traders in securities who elect to apply a mark-to-market method of accounting;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	Century shareholders whose shares are qualified small business stock for purposes of Section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code;

•	Century shareholders who received their Century common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	Century shareholders who hold their Century common stock as part of a “hedge,” “straddle,” or “conversion transaction.”

Completion of the merger is conditioned upon the receipt by Century of the tax opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., counsel to Century, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the tax opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinion to be delivered in connection with the merger is not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Century nor Wells Fargo intends to request a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger.

Assuming the facts as set forth in the tax opinion referred to above occur, and pursuant to the merger a holder exchanges all of his or her shares of Century common stock solely for shares of Wells Fargo common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of Wells Fargo common stock (as discussed below). The merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The aggregate adjusted tax basis of the shares of Wells Fargo common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Century common stock surrendered for the Wells Fargo common stock (reduced by the tax basis allocable to any fractional share of Wells Fargo common stock for which cash is received), and the holding period of the Wells Fargo common stock will include the period during which the shares of Century common stock were held. If a holder has differing basis or holding periods in respect of his or her shares of Century common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the basis or holding periods of the particular shares of Wells Fargo common stock received in the exchange.

Cash Received Instead of a Fractional Share. Cash received by a holder instead of a fractional share of Wells Fargo common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Century common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Century common stock is more than one year.

Dissenting Shareholders. Holders of Century common stock who dissent with respect to the merger as discussed in “The Proposed Merger—Dissenters’ Rights for Century Shareholders” beginning on page 37, and who receive cash in respect of their shares of Century common stock will be treated as if the Wells Fargo common stock had been received and then redeemed for cash by Wells Fargo. A holder will recognize capital gain equal to the difference between the amount of cash received and the holder’s aggregate tax basis in the shares unless the payment under the holder’s particular facts and circumstances is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code.

Backup Withholding. Non-corporate shareholders of Century may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•

furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements. Shareholders who receive Wells Fargo common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Century’s shareholders will be responsible for the preparation of their own tax returns.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to a Century shareholder will depend upon the facts of his or her particular situation. Accordingly, you are strongly urged to consult with a tax advisor to determine the particular tax consequences to you of the merger.

Dissenters’ Rights for Century Shareholders

The following section of this proxy statement-prospectus describes material provisions of the law relating to dissenters’ rights under Texas law. If you are a shareholder of Century and you wish to dissent from the merger and receive the fair value in cash of your shares of Century common stock instead of receiving shares of Wells Fargo common stock, you should carefully read the following discussion, review the full text of the applicable law relating to dissenters’ rights which is included in this proxy statement-prospectus as Appendix C, and consult with your legal counsel before electing or attempting to exercise these rights.

If you hold one or more shares of Century common stock, you are entitled to dissenters’ rights under Texas law. This means that if you properly dissent from the merger, you will receive an amount in cash representing the fair value of the shares of Century common stock that you hold. This value may be more or less than the value of the shares of Wells Fargo common stock you would otherwise receive pursuant to the merger agreement. The availability of your right to dissent from the merger and obtain the fair value of your shares of Century common stock is conditioned upon compliance with a complicated procedure that is set forth in Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act, which are referred to in the following discussion as the dissent provisions. The following discussion is only a summary of the dissent provisions. A copy of the full text of Articles 5.11, 5.12, and 5.13 is included in this proxy statement-prospectus as Appendix C. You will lose your dissenters’ rights in the merger if you do not properly comply with the procedures set forth in the dissent provisions.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent from the merger, you must file a written objection with Century prior to the special meeting, stating that you will exercise your right to dissent if the merger is completed and giving the address to which notice should be mailed to you if the merger is completed. Also, you must either vote against approving the merger agreement, or abstain from voting on that question. If you vote to approve the merger agreement, you will lose your right to dissent from the merger and will instead receive shares of Wells Fargo common stock as described in the merger agreement. If you provide written notice to Century prior to the special meeting and have not voted in favor of the merger, Century will, if the merger is completed, mail or deliver to you a written notice advising you of the date that the merger was completed and notifying you of your right to dissent from the merger. Century must mail or deliver this notice to you within ten days after the merger is completed.

If you wish to receive the fair value of your shares of Century common stock in cash, you must, within ten days from the date of Century’s mailing or delivering to you notice of the completed merger, make a written demand on Century for payment of the fair value of your shares of Century common stock. The fair value of your shares of Century common stock will be the value of the shares as of the date immediately preceding the special meeting, excluding any appreciation or depreciation in anticipation of the merger. Your written demand and any notice addressed to Century must be sent to:

Century Bancshares, Inc.

2900 St. Michael Drive, 5th Floor

Texarkana, Texas 75503

Attention: James H. Day

Your Demand for Payment. Your written demand must state how many shares of Century common stock you own and your estimate of the fair value of your shares of Century common stock. If you fail to send this written demand to Century within the ten-day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Century common stock. Instead, you will receive shares of Wells Fargo common stock as described in the merger agreement. You must also, within 20 days of making a demand for payment, submit the stock certificates representing your shares of Century common stock to Century. Century will make a notation on your stock certificates indicating that a demand for payment has been made and may return the stock certificates to you. If you fail to submit your stock certificates to Century for notation, Century may, at its option, terminate your right to receive a cash payment for your shares, unless a court otherwise directs Century.

Century’s Actions Upon Receipt of Your Demand for Payment. Within 20 days after Century receives your demand for payment and your estimate of the fair value of your shares of Century common stock, Century must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Century accepts your estimate, Century will notify you that it will pay the amount of your estimated fair value within 90 days of the merger being completed. Century will make this payment to you only if you have surrendered the stock certificates representing your shares of Century common stock, duly endorsed for transfer.

If Century does not accept your estimate, Century will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 90 days of the merger being completed, which you may accept within 60 days after the merger is completed or decline.

Payment of the Fair Value of Your Shares of Century Common Stock Upon Agreement of an Estimate. If you and Century have reached an agreement on the fair value of your shares of Century common stock within 60 days after the merger is completed, Century must pay you the agreed amount. The payment must be made by Century within 90 days after the merger is completed, provided that you have surrendered the stock certificates representing your shares of Century common stock, duly endorsed for transfer.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and Century have not reached an agreement as to the fair value of your shares of Century common stock within 60 days after the merger is completed, you or Century may, within 60 days after the expiration of the 60-day period, commence proceedings in Dallas County, Texas, asking the court to determine the fair value of your shares of Century common stock. The court will determine if you have complied with the dissent provisions and if you have become entitled to a valuation of and payment for your shares of Century common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares. The appraisers will determine the fair value of your shares and will report this value to the court. The court will consider the report, and both you and Century may address the court about the report. The court will determine the fair value of your shares and direct Century to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed.

Rights as a Shareholder. If you have made a written demand on Century for payment of the fair value of your shares of Century common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder except the right to receive payment for your shares as described above and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described above is the exclusive remedy for the recovery of the value of your shares or money damages with respect to the merger.

Withdrawal of Demand. If you have made a written demand on Century for payment of the fair value of your Century common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and your status as a shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred during the interim.

Federal Income Tax Consequences. You should consult your own tax advisor as to how the expected federal income tax consequences of the transaction, as described above, will change if you elect to dissent from the merger. See “The Proposed Merger—Material U.S. Federal Income Tax Consequences of the Merger—Dissenting Shareholders” above.

Regulatory Approvals

The Board of Governors of the Federal Reserve System must approve the merger before the merger can be completed. Federal Reserve Board approval is required because Wells Fargo is a bank holding company proposing to acquire another bank holding company, Century. On August 28, 2008, Wells Fargo filed an application with the Federal Reserve Board requesting approval of the merger. In determining whether to approve the merger, the Federal Reserve Board considers, among other factors, the effect of the acquisition on competition, financial condition, and future prospects, including current and projected capital ratios and levels, the competence, experience and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served (including Wells Fargo’s record of compliance under the Community Reinvestment Act of 1977, as amended), and the effectiveness of Wells Fargo in combating money laundering activities. Wells Fargo received Federal Reserve Board approval on October 8, 2008.

The merger is also subject to certain filing and other requirements of the Texas Department of Banking. On October 2, 2008, the Texas Department of Banking notified Wells Fargo that the application Wells Fargo filed with the Texas Department of Banking complied with these requirements.

The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Century shareholders is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

Wells Fargo and Century are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Wells Fargo and Century intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.

The merger cannot be completed unless all necessary regulatory approvals are granted.

Wells Fargo Employee Benefit Plans

Employees of Century and its subsidiaries will be eligible to participate in the employee welfare benefit plans of Wells Fargo specified in the merger agreement, subject to any eligibility requirements applicable to such plans (except for pre-existing condition exclusions, other than in the case of the Wells Fargo Long Term Care Plan and the Wells Fargo Long Term Disability Plan). Eligible employees will receive credit for years of past service to Century or a Century subsidiary (or their predecessors in interest), to the extent credited under the vacation and short-term disability programs of Century, for the purpose of determining benefits under Wells Fargo’s Paid Time Off Program, Salary Continuation Pay Plan and Short Term Disability Plan.

Employees of Century and its subsidiaries will be eligible to participate in Wells Fargo’s 401(k) Plan, subject to any eligibility requirements applicable to the plan. Eligible employees will receive full credit for years of past service to Century or a Century subsidiary (or their predecessors in interest) to the extent that such service is currently given credit under Century’s existing 401(k) Plan, for the purpose of satisfying any eligibility and vesting periods applicable to Wells Fargo’s 401(k) Plan.

Employees of Century and its subsidiaries will be eligible to participate in Wells Fargo’s Cash Balance Plan, subject to any eligibility requirements applicable to the plan. Wells Fargo will not recognize their past service to Century or a Century subsidiary (or their predecessors in interest) for purposes of the plan. As a result, eligible employees will begin participation in the Cash Balance Plan as new employees.

Employees of Century and its subsidiaries will be eligible for access to Wells Fargo’s retiree medical benefit, subject to any eligibility requirements applicable to such benefit. Wells Fargo will recognize years of past service with Century or a Century subsidiary for the purpose of eligibility to access Wells Fargo’s retiree medical benefit.

Exchange of Stock Certificates

After completion of the merger, Wells Fargo Bank, National Association, acting as exchange agent for Wells Fargo, will mail to each holder of record of shares of Century common stock a form of letter of transmittal, together with instructions for the exchange of the holder’s Century stock certificates for a certificate or direct registration statement for shares of Wells Fargo common stock.

Century shareholders should not send in their stock certificates until they receive the letter of transmittal form and instructions.

No dividend or other distribution declared on Wells Fargo common stock after completion of the merger will be paid to the holder of any certificates for shares of Century common stock until after the certificates have been surrendered for exchange.

When the exchange agent receives a surrendered certificate or certificates from a shareholder, together with a properly completed letter of transmittal, it will issue and mail to the shareholder a certificate or direct registration statement for the number of whole shares of Wells Fargo common stock to which the shareholder is entitled, plus cash for the amount of any remaining fractional share and any cash dividends that are payable with respect to the shares of Wells Fargo common stock so issued. No interest will be paid on the fractional share amount or amounts payable as dividends or other distributions.

A certificate or direct registration statement for Wells Fargo common stock may be issued in a name other than the name in which the surrendered certificate is registered if (a) the certificate surrendered is properly endorsed and accompanied by all documents required to transfer the shares to the new holder, and (b) the person requesting the issuance of the Wells Fargo stock certificate or direct registration statement either pays to the exchange agent in advance any transfer and other taxes due or establishes to the satisfaction of the exchange agent that such taxes have been paid or are not due.

The exchange agent will issue stock certificates or direct registration statements for Wells Fargo common stock in exchange for lost, stolen or destroyed certificates for Century common stock upon receipt of a lost certificate affidavit and a bond indemnifying Wells Fargo for any claim that may be made against Wells Fargo as a result of the lost, stolen or destroyed certificates.

After completion of the merger, no transfers will be permitted on the books of Century. If, after completion of the merger, certificates for Century common stock are presented for transfer to the exchange agent, they will be canceled and exchanged for certificates or direct registration statements for Wells Fargo common stock.

None of Wells Fargo, Century, the exchange agent or any other person will be liable to any former holder of Century common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Stock Exchange Listing

The shares of Wells Fargo common stock to be issued in the merger will be listed on the New York Stock Exchange. The listing of the Wells Fargo common stock to be issued in the merger is a condition to Century’s obligation to complete the merger. See “The Merger Agreement—Conditions to the Merger.”

Accounting Treatment

Wells Fargo will account for the merger under the purchase method of accounting. Wells Fargo will record, at fair value, the acquired assets and assumed liabilities of Century. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Wells Fargo will record goodwill. Wells Fargo will include in its results of operations the results of Century’s operations after the merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. The merger agreement is attached to this document as Appendix A and is incorporated by reference into this document. This summary is qualified in its entirety by reference to the full text of the merger agreement. Century shareholders are encouraged to read the merger agreement carefully and in its entirety.

General

The merger agreement provides for the merger of a newly formed, wholly owned subsidiary of Wells Fargo with and into Century. Century will survive the merger as a wholly owned subsidiary of Wells Fargo. Century shareholders will receive shares of Wells Fargo common stock for their shares of Century common stock.

Closing Matters

The merger will become effective when the Agreement and Plan of Merger and other specified documents have been filed with and accepted by the Texas Secretary of State. Century and Wells Fargo have agreed to complete the merger within five business days after the conditions to the merger have been satisfied or waived, or on such other date as they may agree.

Representations and Warranties

The merger agreement contains various representations and warranties by Century and/or Wells Fargo concerning, among other things:

•	corporate existence, qualification to conduct business, and corporate standing and power;

•	ownership and certain activities of subsidiaries;

•	capital structure;

•	corporate authority to enter into, and to carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

•	conflicts with or breaches or violations of organizational documents, material agreements, applicable laws, judgments or orders as a result of the merger;

•	governmental and third party consents and approvals;

•	financial statements and internal accounting controls;

•	filings with the SEC and other governmental agencies;

•	title to and condition of real and personal property;

•	filing of tax returns, payment of taxes and absence of certain tax proceedings;

•	absence of material adverse changes;

•	contracts, commitments, leases, and other agreements;

•	absence of pending or threatened litigation or proceedings other than litigation or proceedings disclosed under the merger agreement;

•	insurance;

•	permits and licenses, and compliance with laws;

•	labor matters;

•	interests of Century directors and officers in the merger;

•	employee benefit plans;

•	accuracy of information provided;

•	absence of any contractual obligation to register securities except as disclosed under the merger agreement;

•	absence of brokerage or finder’s fees except as disclosed under the merger agreement;

•	administration of fiduciary accounts;

•	absence of default on material agreements;

•	absence of environmental liabilities;

•	patents, trademarks, and trade names;

•	absence of any Texas takeover statute that would preclude the merger;

•	the Century shareholder vote required to approve the merger agreement;

•	matters related to deposit accounts; and

•	derivative contracts.

The representations and warranties of each of Century and Wells Fargo have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Covenants

The merger agreement has a number of covenants and agreements that govern the actions of Century and Wells Fargo pending completion of the merger.

Century. Some of the more significant covenants and agreements of Century are summarized below.

No Solicitation of Competing Transactions. Neither Century nor any Century subsidiary nor any director, officer, representative or agent of Century or any Century subsidiary will, directly or indirectly, solicit, authorize the solicitation of or enter into any discussions with any entity or group (other than Wells Fargo) concerning any offer or possible offer to:

•	make a tender or exchange offer to purchase 15% or more of the voting power in Century or any of its subsidiaries;

•	merge, consolidate or otherwise combine with Century or any of its significant subsidiaries; or

•	purchase 15% or more of the voting power in, or of the business, assets, or deposits of, Century or any of its significant subsidiaries.

Century has also agreed to promptly inform Wells Fargo if any such entity or group makes an offer or inquiry concerning any of the foregoing.

Recommendation of Merger Agreement by Century Board. Century has agreed that its board of directors will, except to the extent Century’s board of directors concludes in good faith, after taking into account the advice of its outside counsel and financial advisor, that to do so would breach, or would reasonably be expected to constitute a breach of, its fiduciary obligations under applicable law, recommend that Century shareholders vote for approval of the merger agreement and use its best efforts to solicit shareholder proxies in favor of approval of the merger agreement.

Conduct of Business Pending Closing of the Merger. Century and each Century subsidiary will, except as otherwise permitted or required by the merger agreement, or as otherwise agreed to in writing by Wells Fargo:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business;

•	conduct its business in its ordinary and usual manner;

•

extend credit in accordance with existing lending policies, with certain extensions of credit subject to the prior written concurrence of Wells Fargo, which concurrence will be deemed waived under certain specified circumstances;

•	maintain proper business and accounting records in accordance with generally accepted principles;

•	maintain its properties in good repair and condition, with the exception of ordinary wear and tear;

•	maintain in all material respects presently existing insurance coverage;

•

use its commercially reasonable best efforts to preserve its business organization intact, to keep the services of its employees and to preserve its goodwill and the goodwill of its suppliers, customers, and others having business relationships with it;

•	use its commercially reasonable best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the merger;

•

use its commercially reasonable best efforts to comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses, and permits applicable to the properties and operations of Century and each Century subsidiary the non-compliance with which reasonably could be expected to have a material adverse effect on Century and its subsidiaries taken as a whole; and

•	permit Wells Fargo and its representatives to examine its and its subsidiaries’ books, records, and properties and to interview its officers, employees, and agents.

Except as otherwise permitted or required by the merger agreement, or as otherwise agreed to in writing by Wells Fargo, until the effective date of the merger, Century and each Century subsidiary will not:

•	amend or otherwise change its articles of incorporation or bylaws;

•

issue or sell or authorize for issuance or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share equivalents, or any other of its securities, except as required under employee benefit plans and outstanding stock options as specified in the merger agreement;

•	authorize or incur any long-term debt (other than deposit liabilities);

•	mortgage, pledge or subject to a lien or other encumbrance any of its properties, except in the ordinary course of business;

•

enter into any material agreement, contract or commitment in excess of $100,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect as of the date of the merger agreement;

•	make any investments except investments made by bank subsidiaries in the ordinary course of business for terms of up to one year and in amounts of $1,000,000 or less;

•	amend or terminate any specified employee benefit plan except as required by law or the terms of the merger agreement;

•	enter into any derivative contracts;

•	make any contributions to any specified employee benefit plan except as required by the terms of the plan in effect as of the date of the merger agreement or the terms of the merger agreement;

•	declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, except if the merger is not completed:

¡

on or before the record date of Wells Fargo’s fourth quarter 2008 dividend, Century shareholders will be entitled to a dividend on either Century common stock or Wells Fargo common stock, but not both, and, if on Century common stock, as determined after the calculation of the Wells Fargo Measurement Price, in an amount not to exceed on a per share basis, adjusted by the Merger Exchange Ratio, the amount of dividend a Century shareholder would have been entitled to receive had such shareholder been a Wells Fargo shareholder on the record date for the fourth quarter 2008 dividend; or

¡

on or before the record date of Wells Fargo’s first quarter 2009 dividend, Century shareholders will be entitled to a dividend on Century common stock or Wells Fargo common stock, but not both, and, if on Century common stock, the lesser of (i) as determined after the calculation of the Wells Fargo Measurement Price, an amount not to exceed on a per share basis, adjusted by the Merger Exchange Ratio, the amount of dividend a Century shareholder would have been entitled to receive had such shareholder been a Wells Fargo shareholder on the record date for the first quarter 2009 dividend, or (ii) the amount by which Century’s tangible equity (computed as of the record date for Wells Fargo’s first quarter 2009 dividend and in accordance with generally accepted accounting principles) exceeds $105,000,000 on a per share basis, in each case, payable before the closing of the merger;

•	redeem, purchase or otherwise acquire, directly or indirectly, any capital stock of Century;

•

increase the compensation of any officers, directors or executive employees, except pursuant to existing compensation plans and practices and in the ordinary course of business, or enter into or amend any existing employment agreement with any officer, director, or executive employee of Century or its subsidiaries;

•	sell or otherwise dispose of any shares of capital stock of any Century subsidiary;

•

make, change or revoke any tax election, settle or compromise (or enter into a settlement or compromise of) any tax claim or liability, change (or make a request to any taxing authority to change) any aspect of its accounting methods for tax purposes or prepare or file any tax return (or any amendment thereof) unless such tax return shall have been prepared in a manner consistent with past practice;

•	sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business; or

•	enter into an agreement to take, directly or indirectly, any of the foregoing actions.

Other Century Covenant. In addition to other customary actions Century has agreed to take before the merger, it has agreed to establish such additional adjustments or accruals as are necessary to conform its accounting and credit loss reserve practices and methods to those of Wells Fargo, consistent with Wells Fargo’s plans with respect to the conduct of Century’s business after the merger, and to the extent permitted by generally accepted accounting principles, to provide for the costs and expenses relating to the merger.

Wells Fargo. Some of the more significant covenants and agreements of Wells Fargo are summarized below:

Regulatory Approvals. Wells Fargo has agreed to take all necessary corporate and other action and file all documents required to obtain all regulatory approvals required to complete the merger.

Stock Exchange Listing. Wells Fargo will file all documents required to list the shares of Wells Fargo common stock to be issued as a result of the merger on the New York Stock Exchange.

Indemnification; Directors and Officers Insurance. Wells Fargo has agreed that after the merger it will ensure that any provisions relating to the indemnification, exculpation or holding harmless of any person who is now, or has been at any time prior to the date of the merger agreement, or who becomes prior to the merger, a director or officer of Century or any Century subsidiary, in Century’s organizational documents or similar governing documents of any Century subsidiary as in effect as of the date of the merger agreement, as applicable in the particular case as in effect immediately prior to the merger, shall (a) with respect to claims arising from facts or events that occurred on or before the merger, or (b) the merger agreement or any of the transactions contemplated by the merger agreement, whether in any case asserted or arising before or after the merger, shall survive the merger and continue in full force and effect. In the event of a liquidation or sale of substantially all assets of Century or any of its subsidiaries, Wells Fargo will guarantee the indemnification obligations of Century and its subsidiaries to the extent of the net asset value of Century or any of its subsidiaries at the time of the merger. Under no circumstance is Wells Fargo required to indemnify any person who was a director or officer of Century or any Century subsidiary to a greater extent than Century or the Century subsidiary was, as of the date of the merger agreement, required to indemnify that person. Wells Fargo has the right to assume the defense of any claim made against a present or former director or officer of Century or any of its subsidiaries if such claim could trigger its indemnification obligations.

Wells Fargo has also agreed to use its best efforts to maintain, for three consecutive years after the date of the merger, the current directors’ and officers’ liability insurance maintained by Century (or to substitute policies with substantially equivalent coverage and terms), but is not obligated to pay more than 200% of the current annual premiums paid for such insurance.

Registration of Shares. Wells Fargo has filed a registration statement on Form S-4 to register with the SEC the issuance in the merger of the Wells Fargo common stock. Wells Fargo has agreed that at the time it becomes effective the registration statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. Wells Fargo has also agreed that at the time of the special meeting and at the effective time of the merger the proxy statement-prospectus included in the registration statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. Wells Fargo has agreed to list, reserve, and register under the Securities Act all Wells Fargo shares to be issued under the converted options of Century.

Other Covenants. Wells Fargo has agreed to maintain its corporate existence in good standing and conduct its business and to cause its significant subsidiaries to conduct their respective businesses in compliance with all material obligations, and duties imposed by laws, regulations, rules, and ordinances or by judicial orders, judgments, and decrees applicable to them or to their businesses or properties. Wells Fargo has also agreed to maintain all books and records, including all financial statements, in accordance with generally accepted accounting principles and practices consistent with those used for its financial statements.

Conditions to the Merger

Under the merger agreement, various conditions are required to be met before Wells Fargo or Century is obligated to complete the merger. These conditions are customary and include:

•	approval of the merger by Century shareholders;

•	continued accuracy as of the completion of the merger of the other company’s representations and warranties;

•	performance by the other company of its obligations under the merger agreement;

•	listing on the NYSE of the Wells Fargo common stock to be delivered to Century shareholders;

•	approval of the merger by regulatory authorities;

•	absence of any order restraining or enjoining the merger; and

•	receipt by Wells Fargo of all securities law or blue sky authorizations necessary to complete the merger.

Various additional conditions must be met before Century is obligated to complete the merger, including:

•

receipt by Century of a tax opinion, dated the closing date of the merger, substantially to the effect that, for federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the absence since March 31, 2008 of any changes which have had or might reasonably be expected to have a “material adverse effect” (as defined in the merger agreement) on Wells Fargo; and

•	the completion of all actions necessary to convert all outstanding and unexercised Century stock options into Wells Fargo stock options.

Also, various additional conditions must be met before Wells Fargo is obligated to complete the merger, including:

•	receipt by Century and each Century subsidiary of all material consents or waivers from third parties to loan agreements, leases or other contracts required to complete the merger;

•

the total number of shares of Century common stock outstanding and subject to issuance upon exercise of all warrants, options, or other share equivalents shall not exceed 2,640,060 (subject to adjustments for changes in capitalization as specified in the merger agreement);

•

the absence since May 31, 2008 of any changes which have had or might reasonably be expected to have a “material adverse effect” (as defined in the merger agreement) on Century and its subsidiaries taken as a whole;

•	the resignation of each member of Century’s board of directors; and

•

the sale of all of the “other real estate owned,” or “OREO,” by Century and Century Bank, National Association to Truman Arnold, a director and principal shareholder of Century, or one of his affiliates for a price equal to Century’s gross investment, excluding any reserves, charge-offs, or other valuation adjustments.

Some of the conditions to the merger are subject to exceptions and/or a “materiality” standard. Certain conditions to the merger may be waived by the party entitled to assert the condition.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger by:

•	mutual written consent of Wells Fargo and Century; or

•	either Wells Fargo or Century if:

¡

the merger has not been completed by June 30, 2009, but this termination right is not available to a party whose failure to materially comply with the merger agreement resulted in the failure to complete the merger on or before that date; or

¡	a court or governmental authority of competent jurisdiction has issued a final order restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement.

Waiver and Amendment

Either Wells Fargo or Century may waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the covenants or conditions contained in the merger agreement, unless applicable law requires the condition to be met.

Wells Fargo and Century can amend the merger agreement at any time before the merger is completed; however, the merger agreement prohibits them from amending the merger agreement after Century shareholders approve the merger agreement if the amendment would change in a manner adverse to Century shareholders the consideration to be received by Century shareholders in the merger.

Expenses

Wells Fargo and Century will each pay their own expenses in connection with the merger, including fees and expenses of their respective independent registered public accounting firm and counsel.

THE COMPANIES

Wells Fargo

General. Wells Fargo & Company is a diversified financial services company organized under the laws of the State of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. Its businesses provide banking, insurance, investments, mortgage and consumer finance through stores, the Internet and other distribution channels across North America and elsewhere internationally. At September 30, 2008, Wells Fargo had assets of $622.4 billion, loans of $411.0 billion, deposits of $353.6 billion and stockholders’ equity of $47.0 billion. Based on assets, Wells Fargo was the seventh largest bank holding company in the United States. Wells Fargo common stock trades on the New York Stock Exchange under the symbol “WFC.” Wells Fargo’s executive offices are located at 420 Montgomery Street, San Francisco, California 94163, and its telephone number is (866) 878-5865.

Wells Fargo is a separate and distinct legal entity from its banking and other subsidiaries. Its principal source of funds to pay dividends on its capital stock and interest and principal on its debt is dividends from its subsidiaries. Various federal and state laws and regulations limit the amount of dividends Wells Fargo subsidiaries can pay to Wells Fargo without regulatory approval.

Wells Fargo expands its business in part by acquiring banking institutions and other companies that engage in activities that are financial in nature. Wells Fargo continues to explore opportunities to acquire banking and non-banking organizations as permitted for a financial holding company under the Bank Holding Company Act. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. Wells Fargo policy is not to comment on such discussions or a possible acquisition until a definitive agreement with respect thereto has been signed. For more information on the announced merger with Wachovia Corporation, see “Recent Developments—Wells Fargo-Wachovia Merger” on page 18.

Additional Information About Wells Fargo. Financial and other information about Wells Fargo is set forth in Wells Fargo’s Annual Report on Form 10-K for the year ended December 31, 2007. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Wells Fargo, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference into Wells Fargo’s Annual Report on Form 10-K for the year ended December 31, 2007, and Wells Fargo’s Proxy Statement for its 2008 Annual Meeting of Stockholders. See “Where You Can Find More Information” on page 64.

Century

General. Century Bancshares, Inc. is a Texas corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Through its wholly owned subsidiary, Century Delaware Financial Corporation, it owns all of the outstanding stock of Century Bank, National Association, which provides a diversified range of commercial banking products and services to small and medium-sized businesses, public and governmental organizations and consumers through 32 full-service banking locations in or near Dallas and Texarkana, Texas and Texarkana, Arkansas. At September 30, 2008, Century had assets of $1.5 billion, loans of $1.3 billion, deposits of $1.3 billion and stockholders’ equity of $100 million. Century’s executive offices are at 2900 St. Michael Drive, 2nd Floor, Texarkana, Texas 75503, and its telephone number is (903) 838-5505.

Additional Information About Century. See “Where You Can Find More Information—Documents Available Without Charge” on page 65 if you would like to request additional information about Century, including a copy of Century’s annual historical or interim financial statements.

Market Prices of and Dividends on Century Common Stock. Century common stock is not listed on an exchange or quoted on the Nasdaq National Market or any automated services, and there is no established trading market for shares of Century common stock. Although shares of Century common stock have been sold from time to time in private transactions, Century’s management is unaware of any such sales occurring since March 30, 2005, and is generally unaware of the prices on which those sales have been concluded. As of September 30, 2008, Century common stock was held by approximately 26 shareholders of record. Century does not have a policy of paying regular dividends on its common stock, and has not paid dividends on its common stock since January 1998.

Stock Ownership of Principal Shareholders, Management, and Directors. The following tables set forth certain information regarding the beneficial ownership of Century common stock as of September 30, 2008 by (1) each director and executive officer of Century and certain executive officers of Century Bank, National Association, (2) all directors and executive officers as a group and (3) each person who is known by Century to beneficially own 5% or more of Century common stock. Unless otherwise indicated, based on information furnished by such shareholders, Century’s management believes that each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each director and executive officer is the same as Century’s address.

Directors and Executive Officers

Name	Title	Number of Shares of Common Stock		Percentage of Outstanding Shares of Common Stock Beneficially Owned (1)
Anita Arnold	Director	998,406	(2)	39.7%
Greg Arnold	Director	119,351	(3)	4.7%
Truman Arnold	Director	998,406	(4)	39.7%
James H. Day	Director and Vice President	113,223	(5)	4.5%
Robert G. Fuller	Director	15,485	(6)	*
Frederick E. Joyce, M.D.	Director	245,463	(7)	9.8%
Ronny Looney	Director and Treasurer	168,359	(8)	6.7%
Joe Nichols	Board Chairman and President, Century and Century Bank, N.A.	83,068	(9)	3.3%
C. Cary Patterson	Director	418,641		16.7%
Martha Wisdom	Secretary, Century; Executive Vice President and Chief Financial Officer, Century Bank, N.A.	27,248	(10)	1.1%
Bruce Ramsey	Executive Vice President and Chief Operating Officer, Century Bank, N.A.	16,308	(11)	*
Mike Kennedy	Area President – Ark-La-Tex, Century Bank, N.A.	58,388	(12)	2.3%
All directors and executive officers as a group (12 persons)		2,263,940	(13)	89.3%

*	Less than 1%.
(1)	Based on 2,513,230 shares of Century common stock issued and outstanding on September 30, 2008. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of Century common stock held by such shareholder or group and exercisable within 60 days.
(2)	Shares are jointly owned with Truman Arnold.
(3)	Beneficially owned by Mr. Arnold as trustee and beneficiary of the Greg Arnold Trust.
(4)	Shares are jointly owned with Anita Arnold.
(5)	Includes 70,403 shares owned by the Stephanie Arnold Trust, over which Mr. Day has voting power.
(6)	Beneficially owned by Mr. Fuller as trustee and beneficiary of the Robert G. and Mary V. Fuller Trust.

(7)	Includes 1,000 shares owned by Frederick Eugene Joyce, III and Susannah Mayo Joyce, 1,000 shares owned by Sean Fletcher Rommel and Jameson Joyce Rommel, 1,000 shares owned by Dr. Malcolm Andrew Smith and Deirdre Joyce Smith, and 1,000 shares owned by James Clark Wyly and Stephanie Joyce Wyly, over which Dr. Joyce has voting power.
(8)	Includes 3,321 shares owned by Leanne Looney Howell and 1,929 shares owned by Lori Looney Walker, over which Mr. Looney has voting power.
(9)	Includes 3,776 shares subject to options exercisable within 60 days.
(10)	Includes 3,800 shares subject to options exercisable within 60 days.
(11)	Includes 7,700 shares subject to options exercisable within 60 days.
(12)	Includes 7,600 shares subject to options exercisable within 60 days.
(13)	Includes 22,876 shares subject to options exercisable within 60 days.

Principal Shareholders

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares of Common Stock Beneficially Owned (1)
Stephanie and Carter Floyd Investment Trust 2900 St. Michael Drive, 5th Floor Texarkana, Texas 75503	249,602	9.9%

(1)	Based on 2,513,230 shares of Century common stock issued and outstanding on September 30, 2008.

Stock Options. As of September 30, 2008, Century had options outstanding under its 2006 Incentive Stock Option Plan providing for the issuance of a total of 126,330 shares of Century common stock. Those options were held by a total of 28 employees of Century, and were exercisable at prices ranging from $22.20 per share to $62.50 per share, based on the dates the options were granted. Part of those outstanding options, representing 63,959 shares of Century common stock, were vested and exercisable. The remaining options, representing 62,371 shares of Century common stock, were not vested or exercisable at September 30, 2008, but were scheduled to vest and become exercisable at future dates that depended on the dates the options were granted. Under the terms of the 2006 Incentive Stock Option Plan, however, the vesting of all outstanding options is accelerated on a “change of control” of Century. Approval of the merger agreement will constitute a “change of control” and thus all outstanding options will become fully vested and immediately exercisable if the merger agreement is approved.

The table below summarizes information regarding the options held by directors and executive officers of Century.

Options Held by Directors and Executive Officers

Name	Vested	Not Vested	Total
Joe Nichols (1)	3,776	19,871	23,647
Martha Wisdom (2)	3,800	3,200	7,000
Bruce Ramsey (3)	7,700	3,800	11,500
Mike Kennedy (4)	7,600	4,400	12,000

(1)	The options held by Mr. Nichols are exercisable at prices ranging from $22.20 to $62.50 per share.
(2)	The options held by Ms. Wisdom are exercisable at prices ranging from $47.47 to $61.33 per share.
(3)	The options held by Mr. Ramsey are exercisable at prices ranging from $43.20 to $61.33 per share.
(4)	The options held by Mr. Kennedy are exercisable at prices ranging from $43.20 to $61.33 per share.

WELLS FARGO CAPITAL STOCK

The following summary of the material terms of Wells Fargo capital stock is not complete and is qualified by reference to Wells Fargo’s restated certificate of incorporation, as amended, including any certificates of designations for Wells Fargo preferred stock, and to Wells Fargo’s bylaws. You should read these documents for complete information on Wells Fargo capital stock. Wells Fargo’s restated certificate of incorporation, as amended, including the certificates of designations for Wells Fargo preferred stock, and Wells Fargo’s bylaws are incorporated by reference into this document.

Wells Fargo files instruments that define the rights of holders of its capital stock as exhibits to its annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. Also, from time to time Wells Fargo might file an amendment to these documents or a new instrument that defines the rights of holders of its capital stock as an exhibit to a current report on Form 8-K filed with the SEC. See “Where You Can Find More Information” on page 64.

General

Common Shares Authorized and Outstanding. As of the date of this document, Wells Fargo was authorized to issue 6,000,000,000 shares of common stock, par value $1 2/3 per share. At September 30, 2008, Wells Fargo had issued 3,472,762,050 shares of common stock, of which 3,321,218,629 shares were outstanding and 151,543,421 shares were held as treasury shares.

Common Stock Dividends. Holders of Wells Fargo common stock receive dividends if, when, and as declared by Wells Fargo’s board of directors out of funds that Wells Fargo can legally use to pay dividends. Wells Fargo may pay dividends in cash, stock or other property. In some cases, holders of Wells Fargo common stock may not receive dividends until Wells Fargo has satisfied its obligations to holders of outstanding preferred stock. Other restrictions on Wells Fargo’s ability to pay dividends are described below under “—Restrictions on Payment of Dividends.”

Voting Rights. Holders of Wells Fargo common stock have the exclusive right to vote on all matters presented to Wells Fargo shareholders unless Delaware law or the certificate of designations for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters. Each holder of Wells Fargo common stock is entitled to one vote per share. Holders of Wells Fargo common stock have no cumulative voting rights for the election of directors. Wells Fargo’s board of directors is not classified.

Other Rights. If Wells Fargo voluntarily or involuntarily liquidates, dissolves or winds up its business, holders of its common stock will receive pro rata, according to shares held by them, any of Wells Fargo’s remaining assets available for distribution to shareholders after Wells Fargo has provided for payment of all debts and other liabilities, including any liquidation preference for outstanding shares of preferred stock. When Wells Fargo issues securities in the future, holders of Wells Fargo common stock have no preemptive rights with respect to those securities. This means the holders of Wells Fargo common stock have no right, as holders of Wells Fargo common stock, to buy any portion of those issued securities. Holders of Wells Fargo common stock have no rights to have their shares of common stock redeemed by Wells Fargo or to convert their shares of common stock into shares of any other class of Wells Fargo capital stock.

Listing. Outstanding shares of Wells Fargo common stock are listed on the New York Stock Exchange under the symbol “WFC.” Wells Fargo Bank, National Association is the transfer agent and registrar for Wells Fargo common stock.

Fully Paid. Outstanding shares of Wells Fargo common stock are fully paid and nonassessable. This means the full purchase price for the shares has been paid and the holders of the shares will not be assessed any additional amounts for the shares.

Restrictions on Payment of Dividends

Wells Fargo is incorporated in Delaware and is governed by the Delaware General Corporation Law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, Wells Fargo cannot pay dividends out of net profits if, after it pays the dividend, its capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

As a bank holding company, Wells Fargo’s ability to pay dividends is affected by the ability of its bank and non-bank subsidiaries to pay dividends to it. Various federal laws limit the amount of dividends Wells Fargo’s national bank subsidiaries can pay to it without regulatory approval. State-chartered banks are subject to state regulations that limit dividends.

Pursuant to a Letter Agreement, dated October 26, 2008, between Wells Fargo and the United States Department of the Treasury and the Securities Purchase Agreement—Standard Terms attached thereto, prior to October 28, 2011 Wells Fargo is prohibited, without the consent of the Department of the Treasury, from declaring or paying any dividend or making any distribution on its common stock, other than regular quarterly cash dividends not exceeding $0.34 per share of common stock and dividends payable only in shares of its common stock, unless prior to October 28, 2011 the shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series D which Wells Fargo issued to the Department of the Treasury under the Letter Agreement have been redeemed in whole or the Department of the Treasury has transferred all of that preferred stock to third parties.

Restrictions on Ownership of Wells Fargo Common Stock

The Bank Holding Company Act of 1956 requires any “bank holding company” (as defined in that Act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of Wells Fargo’s outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of Wells Fargo’s outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of Wells Fargo’s outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Anti-Takeover Provisions in the Restated Certificate of Incorporation and Bylaws

Certain provisions of Wells Fargo’s restated certificate of incorporation, as amended, could make it less likely that Wells Fargo management would be changed or someone would acquire voting control of Wells Fargo without the consent of its board of directors. These provisions could delay, deter or prevent tender offers or takeover attempts that shareholders might believe are in their best interests, including tender offers or takeover attempts that could allow shareholders to receive premiums over the market price of their common stock.

Preferred Stock. Wells Fargo’s board of directors can at any time, under Wells Fargo’s restated certificate of incorporation, as amended, and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Wells Fargo through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Wells Fargo management could stop a takeover by preventing the person trying to take control of Wells Fargo from acquiring enough voting shares to take control.

Rights Plan. Wells Fargo does not have a shareholder rights plan (commonly referred to as a “poison pill”) as of the date of this document. Under Delaware law, however, Wells Fargo’s board of directors can adopt a rights plan without shareholder approval. If adopted, a rights plan could operate to cause substantial dilution to a person or group that attempts to acquire Wells Fargo on terms not approved by Wells Fargo’s board of directors.

Amendment of Bylaws. Under Wells Fargo’s bylaws, the Wells Fargo board of directors can adopt, amend or repeal the bylaws, subject to limitations under the Delaware General Corporation Law or as provided in the bylaws. Wells Fargo shareholders also have the power to change or repeal Wells Fargo’s bylaws.

Preferred Stock

As of the date of this document, Wells Fargo was authorized to issue, without further shareholder approval, 24,000,000 shares of preferred stock, consisting of 20,000,000 shares of preferred stock without par value and 4,000,000 shares of preference stock without par value, including shares already issued or reserved for issuance. At September 30, 2008, Wells Fargo had 625,444 shares of preferred stock issued and outstanding. Wells Fargo had not issued any shares of preference stock as of September 30, 2008. In this description of Wells Fargo capital stock, “preferred stock” means preferred stock and preference stock unless the context indicates otherwise.

Wells Fargo’s board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions of each series, all without any vote or other action on the part of the holders of Wells Fargo common stock. Wells Fargo can issue shares of preferred stock at any time in any amount, provided that not more than 24,000,000 shares of preferred stock are outstanding at any one time.

Shares of Wells Fargo common stock are subject to the rights of holders of Wells Fargo preferred stock. Wells Fargo preferred shareholders are entitled to payment of dividends on their preferred stock before Wells Fargo can pay dividends on Wells Fargo common stock. If Wells Fargo voluntarily or involuntarily liquidates, dissolves, or winds up its business, its preferred shareholders are entitled to receive, out of any assets remaining for distribution to shareholders, all accrued and unpaid dividends on their preferred stock and any liquidation preference for their preferred stock before holders of Wells Fargo common stock receive any distribution of assets with respect to their common stock.

ESOP Preferred Stock. There are 10 series of ESOP preferred stock outstanding, issued in each of the years from 1999 through 2008, representing an aggregate of 3,037,700 authorized shares of preferred stock and 625,444 outstanding shares of preferred stock. The ESOP preferred stock has a stated value of $1,000.00 per share and provides for cumulative quarterly dividends at a rate that varies depending on its year of issuance and on the Current Market Price, as that term is used in the certificate of designations for the applicable series of ESOP preferred stock, of one share of common stock as of a fixed trading date as compared with certain target prices for one share of common stock specified in the applicable certificate of designations. All outstanding shares of ESOP preferred stock are held of record by a trustee acting on behalf of the Wells Fargo & Company 401(k) Plan (the “Plan”). The ESOP preferred stock is subject to redemption, in whole or in part, at Wells Fargo’s option, at a price equal to the higher of:

•	$1,000.00 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption; and

•	the “Fair Market Value” per share of ESOP preferred stock, as that term is used in the certificate of designations for the applicable series of ESOP preferred stock, on the date fixed for redemption.

The ESOP preferred stock is mandatorily convertible, without any further action on Wells Fargo’s part or on the part of the holder, into common stock at the applicable “Conversion Price,” as that term is used in the certificate of designations for the applicable series of ESOP preferred stock, when:

•	the ESOP preferred stock is released from the unallocated reserve of the Plan in accordance with the terms of the Plan; or

•	when record ownership of the shares of the ESOP preferred stock is transferred to any person other than a successor trustee under the Plan.

In addition, a holder of ESOP preferred stock is entitled, at any time before the date fixed for redemption, to convert shares of ESOP preferred stock held by that holder into shares of common stock at the then-applicable Conversion Price.

In the event of Wells Fargo’s voluntary or involuntary liquidation, dissolution or winding up of its business, the holders of ESOP preferred stock are entitled to receive out of Wells Fargo’s assets available for distribution to stockholders, before any distribution of assets is made to holders of common stock, $1,000.00 per share, plus accrued and unpaid dividends.

Except as required by law, the holders of ESOP preferred stock are not entitled to vote, except under the limited circumstances. The ESOP preferred stock does not have preemptive rights and is not subject to any sinking fund and Wells Fargo is not otherwise obligated to repurchase or redeem the ESOP preferred stock.

PPS Preferred Stock. In connection with the issuance of preferred purchase securities by Wells Fargo and wholly owned trust subsidiaries of Wells Fargo, Wells Fargo has designated two series of preferred stock, consisting of 25,001 designated shares of Non-Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock) and 17,501 designated shares of Non-Cumulative Perpetual Preferred Stock, Series B (Series B Preferred Stock), expected to be issued pursuant to stock purchase contracts in the future to the trusts as part of the preferred purchase securities offerings. When issued, the PPS preferred stock will have a fixed liquidation preference of $100,000 per share. If Wells Fargo liquidates, dissolves or winds up its affairs, holders of PPS preferred stock will be entitled to receive, out of Wells Fargo’s assets available for distribution to stockholders, an amount per share equal to the liquidation preference per share. The PPS preferred stock will not be convertible into Wells Fargo common stock or any other class or series of Wells Fargo securities and will not be subject to any sinking fund or any other obligation of Wells Fargo for their repurchase or retirement.

Dividends on shares of PPS preferred stock will not be mandatory. Holders of the PPS preferred stock, in preference to the holders of Wells Fargo common stock and of any other shares of Wells Fargo stock ranking junior to the PPS preferred stock as to payment of dividends, will be entitled to receive, only when, as and if declared by the Wells Fargo board of directors, out of assets legally available for payment, cash dividends. These dividends will be payable as follows:

•

on the Series A Preferred Stock (a) if it is issued prior to March 26, 2013, semi-annually at a rate per annum equal to 7.70% until March 2013, and (b) thereafter, quarterly at a rate per annum that will be reset quarterly equal to the three-month LIBOR plus 3.89%, applied to the $100,000 liquidation preference per share; and

•

on the Series B Preferred Stock (a) if it is issued prior to September 26, 2013, semi-annually at a rate per annum equal to 9.75% until September 2013, and (b) thereafter, quarterly at a rate per annum that will be reset quarterly equal to the three-month LIBOR plus 5.83%, applied to the $100,000 liquidation preference per share.

The Series A Preferred Stock may not be redeemed prior to the later of March 26, 2013 and the Stock Purchase Date, as used in the certificate of designations for the Series A Preferred Stock. The Series B Preferred Stock may not be redeemed prior to the later of September 26, 2013 and the Stock Purchase Date, as used in the certificate of designations for the Series B Preferred Stock. On the applicable date or on any subsequent dividend payment date, subject to limitations referenced below, the PPS preferred stock may be redeemed, in whole or in part, at Wells Fargo’s option. Any such redemption will be at a cash redemption price of $100,000 per share, plus an amount equal to any declared and unpaid dividends, without regard to any undeclared dividends. Holders of PPS preferred stock will have no right to require the redemption or repurchase of the PPS preferred stock.

Wells Fargo’s right to redeem the PPS preferred stock once issued is subject to the prior approval of the Federal Reserve and certain other contractual obligations set forth in a replacement capital covenant entered into by Wells Fargo at the time the preferred purchase securities were issued.

Except as required by law, the holders of PPS preferred stock are not entitled to vote, except under limited circumstances. The PPS preferred stock does not have preemptive rights.

Series D Preferred Stock. Pursuant to a Letter Agreement, dated October 26, 2008, and the Securities Purchase Agreement—Standard Terms attached thereto (Securities Purchase Agreement), Wells Fargo issued to the United States Department of the Treasury 25,000 shares of Wells Fargo’s Fixed Rate Cumulative Perpetual Preferred Stock, Series D without par value (Series D Preferred Stock), having a liquidation amount per share equal to $1,000,000, for a total price of $25 billion.

The Series D Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Wells Fargo may not redeem the Series D Preferred Stock during the first three years except with the proceeds from a “qualified equity offering,” which generally refers to an offering of common stock and/or perpetual preferred stock which qualifies as tier 1 capital for Wells Fargo at the time of issuance, with certain exceptions. Wells Fargo’s issuance of common stock on November 13, 2008 was not, and neither the issuance of common stock in this merger nor the Wells Fargo-Wachovia merger will constitute, a qualified equity offering. After three years, Wells Fargo may, at its option, subject to any necessary bank regulatory approval, redeem the Series D Preferred Stock at par value plus accrued and unpaid dividends. The Series D Preferred Stock is generally non-voting. Prior to October 28, 2011, unless Wells Fargo has redeemed the Series D Preferred Stock or the Department of the Treasury has transferred all of the Series D Preferred Stock to third parties, the consent of the Department of the Treasury will be required for Wells Fargo to declare or pay any dividend or make any distribution on Wells Fargo’s common stock, other than regular quarterly cash dividends not exceeding $0.34 or dividends payable only in shares of its common stock, or repurchase Wells Fargo common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement. See “Recent Developments” on page 18 for more information regarding the Wells Fargo-Wachovia merger, the investment by the Department of the Treasury, and Wells Fargo’s common stock offering.

COMPARISON OF SHAREHOLDER RIGHTS

If the merger is completed, Century’s shareholders (other than those exercising dissenters’ rights) will become shareholders of Wells Fargo, and their rights as shareholders will then be governed by Wells Fargo’s governing documents and the Delaware General Corporation Law (“DGCL”) rather than by Century’s governing documents and the Texas Business Corporation Act (“TBCA”). The following is a summary of the material differences between the rights of holders of Century common stock and holders of Wells Fargo common stock under applicable law and the governing documents of Wells Fargo and Century. The summary is not a complete statement of the provisions affecting, and the differences between, such rights. An indication that some of the differences in the rights are material does not mean that there are not other equally important differences.

The description of the rights of holders of Century common stock is qualified in its entirety by reference to the TBCA and Century’s articles of incorporation and bylaws. The description of the rights of holders of Wells Fargo common stock is qualified in its entirety by reference to the DGCL and Wells Fargo’s restated certificate of incorporation and bylaws, which are filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2007 and Form 8-K filed with the SEC on September 29, 2008, respectively. We urge you to read these statutes and documents in their entirety.

Authorized Capital Stock

Century	Wells Fargo

Authorized: • 4,000,000 shares of common stock. • 100,000 shares of preferred stock.	Authorized: • 6,000,000,000 shares of common stock. • 20,000,000 shares of preferred stock. • 4,000,000 shares of preference stock.

Outstanding at September 30, 2008: • 2,513,230 shares of common stock. • No shares of preferred stock.	Outstanding at September 30, 2008: • 3,321,218,629 shares of common stock. • 625,444 shares of preferred stock. • No shares of preference stock.

Size of Board of Directors

Century	Wells Fargo
Century’s bylaws provide that the board of directors shall consist of not less than one, with the exact number to be determined from time to time by the board at any meeting thereof or by the shareholders at any meeting thereof. Century’s board of directors currently consists of nine members.	Wells Fargo’s bylaws provide that the board of directors shall consist of not less than three or more than 28 persons, with the exact number to be determined from time to time by the board. Wells Fargo’s board of directors currently consists of 16 members.

Election of Directors

Century	Wells Fargo
Under the TBCA, directors are elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders in which a quorum is present.	In an uncontested election (the number of nominees equals the number of directors to be elected) a nominee is elected if the votes cast for his or her election exceed the votes cast against his or her election. In a contested election (the number of candidates exceeds the number to be elected) directors are elected by a plurality of the vote.

Removal of Directors

Century	Wells Fargo
Century’s bylaws permit a Century director or the entire Century board to be removed, with or without cause, by a vote of the holders of a majority of the shares entitled to vote on the election of directors.	Under the DGCL, a Wells Fargo director, or the entire Wells Fargo board, can be removed, with or without cause, by the affirmative vote of a majority of the shares entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

Century	Wells Fargo
Century’s bylaws permit a vacancy on the board created by death, resignation, removal or otherwise to be filled by the affirmative vote of a majority of the remaining directors.	Any vacancy on the board created by the death, resignation, retirement, disqualification, or removal from office of a director may be filled by a majority of the remaining directors.

Nomination of Director Candidates by Shareholders

Century	Wells Fargo
Century’s bylaws do not provide a means for shareholders to nominate candidates for election as Century directors.

To nominate a candidate for election as a Wells Fargo director at an annual meeting, a shareholder must submit a written notice of the proposed nomination to Wells Fargo’s chief executive officer and its corporate secretary not earlier than 120 days, and not later than 90 days, before the first anniversary of the preceding year’s annual meeting.

The written notice must set forth as to each individual whom the shareholder proposes to nominate for election or re-election as a director:

•     such individual’s name;

•     the number of shares of Wells Fargo common stock owned by such individual;

•     sufficient information about the individual’s experience and qualifications for the board, or a committee of the board, to determine if such individual meets the minimum qualifications for directors as approved and publicly disclosed by the board from time to time or as required by law;

•     all other information relating to such individual that is required to be disclosed by Wells Fargo in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

•     a description of all compensation and other material monetary agreements and arrangements during the past three years, and any other material relationships between or among the shareholder giving the notice and the beneficial owner, if any, and their respective affiliates and the proposed nominee and his or her respective affiliates;

and include a questionnaire providing information about the proposed nominee, such as the nominee’s material relationships with the shareholder giving the notice, voting commitments or other arrangements with respect to the proposed nominee’s actions as a director and any compensation or indemnification arrangements for serving as a director, and requiring such proposed nominee to agree not to become a party to such arrangements.

The notice must also set forth as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made,

•     the name and address of such shareholder, as they appear on Wells Fargo’s stock ledger, and of such beneficial owner;

•     the class and number of shares of Wells Fargo common stock which are owned beneficially and of record by such shareholder and any such beneficial owner;

•     certain details about all ownership interests in Wells Fargo common stock by the shareholder and any beneficial owner, including any hedging, derivative, short or other economic interests and any rights to vote Wells Fargo common stock;

•     whether the proponent intends or is part of a group which intends to solicit proxies from other shareholders in support of such nomination; and

•     any other information relating to such proponent and any beneficial owner that is required to be disclosed in a proxy statement or other filings made in connection with solicitations of proxies for the election of directors in a contested election under Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Cumulative Voting

Century	Wells Fargo
Century shareholders do not have cumulative voting rights in connection with the election of directors.	Wells Fargo shareholders do not have cumulative voting rights in connection with the election of directors.

Calling Special Meetings of Shareholders

Century	Wells Fargo
Century’s bylaws provide that special meetings of shareholders may be called by the president, the board or the holders of at least 10% of the shares entitled to vote at such meeting.	Wells Fargo’s bylaws provide that special meetings of shareholders may be called by the board, the chief executive officer or the secretary. Shareholders do not have the ability to call a special meeting of shareholders unless otherwise required by the DGCL. This restriction on who may call a special meeting of shareholders, including the inability of holders of common stock to call a special meeting, may deter hostile takeovers of Wells Fargo by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.

Notice of Shareholder Meetings

Century	Wells Fargo
Century’s bylaws provide that Century must notify its shareholders not less than 10 days nor more than 50 days before any shareholders’ meeting.	Wells Fargo’s bylaws provide that Wells Fargo must notify its shareholders not less than 10 days or more than 60 days before any shareholders’ meeting.

Shareholder Action at a Meeting

Century	Wells Fargo
Century’s bylaws provide that the vote of the holders of a majority of the outstanding shares entitled to vote shall decide any question brought before a meeting of shareholders, unless the question is one on which, by statute, Century’s articles of incorporation or bylaws, a different vote is required, in which event the express provisions of the statute, articles of incorporation or bylaws govern the decision on such question.	Wells Fargo’s bylaws provide that all matters to be voted on at meetings of shareholders, except for the election of directors, amendments to Wells Fargo’s bylaws or as otherwise required by law, will be approved if such matter receives the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. An amendment to Wells Fargo’s bylaws will be approved if such amendment receives the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the meeting on the amendment.

Shareholder Action Without a Meeting

Century	Wells Fargo
Century’s bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting pursuant to the written consent of all the shareholders entitled to vote on the subject matter.	Wells Fargo’s bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting pursuant to the written consent of the holders of the number of shares that would have been required to effect the action at an actual meeting of the shareholders, and provide certain procedures to be followed in such cases.

Anti-Takeover Provisions

Century	Wells Fargo

Part 13 of the TBCA generally prohibits “business combinations,” including mergers, sales, and leases of assets, issuances of securities and similar transactions, by an “issuing public corporation” (a corporation with more than 100 shareholders or which has stock registered under the Securities Exchange Act or traded on a national market system) with an “affiliated shareholder” who beneficially owns 20% or more of a corporation’s voting stock, within three years after the person or entity becomes an affiliated shareholder, unless:

•     the business combination is approved by the board of directors of the issuing public corporation before the affiliated shareholder’s share acquisition date; or

•     the business combination is approved, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock, excluding shares beneficially owned by the affiliated shareholder.

A Texas corporation may elect not to be governed by Part 13. Century has not made such an election and, in any event, is not currently an “issuing public corporation.”

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales, and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•     the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

•     after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors of interested stockholders, and (b) shares held by specified employee benefit plans; or

•     after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 -2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203. Wells Fargo has not made such an election.

Shareholder Vote Required for Mergers, Sales of Assets and Other Transactions

Century	Wells Fargo
Century’s articles of incorporation provide that, notwithstanding provisions of the TBCA requiring a supermajority for approval of certain actions such as mergers or sales of all or substantially all assets, those actions can be approved by the vote of holders of more than 50% of the outstanding shares entitled to vote thereon.	The DGCL requires certain mergers and share exchanges to be approved by the holders of a majority of the outstanding shares entitled to vote thereon. The DGCL similarly requires that a sale of all or substantially all of the assets of a corporation be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Dissenters’ Rights

Century	Wells Fargo
Under the TBCA, Century’s shareholders are entitled to exercise “dissenters’ rights” and to receive the fair value of their Century shares in the event of certain transactions such as mergers or sales of substantially all of Century’s assets. See “The Proposed Merger—Dissenters’ Rights for Century Shareholders” and Appendix C.	Because Wells Fargo common stock is listed on the NYSE and is currently held by more than 2,000 shareholders, holders of Wells Fargo common stock generally will not have appraisal rights in connection with consolidations and mergers involving Wells Fargo.

Indemnification

Century	Wells Fargo

Under the TBCA, a corporation may indemnify a person who is made a named defendant or respondent in a proceeding because the person is or was a director of the corporation against judgments, fines, settlements, and expenses, including court costs and attorney’s fees, through, among other things, a majority vote of the directors who were not named defendants or respondents in the proceeding, only if it is determined the person:

•     conducted himself in good faith;

•     reasonably believed, in the case of conduct in his official capacity, that his conduct was in the corporation’s best interests and, in all other cases, that his conduct was at least not opposed to the corporation’s best interests; and

•     in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

The person may not, generally, be indemnified in the case of proceedings in which the person is found liable on the basis that a personal benefit was improperly received by him, or in which the person is found liable to the corporation.

The DGCL provides that, subject to certain limitations in the case of “derivative” suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•     in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, Wells Fargo is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.

To the extent a director is wholly successful in the defense of a proceeding, Century is required by the TBCA to indemnify such person for reasonable expenses incurred thereby.

Century’s articles of incorporation provide that Century shall indemnify directors, officers, employees and agents of Century to the extent permitted by the TBCA.

Wells Fargo’s restated certificate of incorporation provides that Wells Fargo must indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party to, is threatened to be made a party to or is involved in any action, suit or proceeding because he or she is or was a director or officer of Wells Fargo (or is or was serving at the request of Wells Fargo as a director, trustee, officer, employee, or agent of another entity) while serving in such capacity against all expenses, liabilities, or losses incurred by such person in connection therewith, provided that indemnification in connection with a proceeding brought by such person will be permitted only if the proceeding was authorized by Wells Fargo’s board of directors.

Wells Fargo’s restated certificate of incorporation also provides that Wells Fargo must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that, if so required by the DGCL, such advance payments for expenses incurred by a director or officer may be made only if he or she undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified. Wells Fargo’s restated certificate of incorporation authorizes Wells Fargo to provide similar indemnification to employees or agents of Wells Fargo.

Limitations on Directors’ Liability

Century	Wells Fargo

Century’s articles of incorporation provide that a director of Century shall not be liable to Century or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except for liability arising out of:

•     a breach of the director’s duty of loyalty to Century or its shareholders;

•     acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•     a transaction from which the director received an improper personal benefit;

•     an act or omission for which the liability of a director is expressly provided for by statute; or

•     an act related to an unlawful stock repurchase or payment of a dividend.

Wells Fargo’s restated certificate of incorporation provides that a director of Wells Fargo shall not be liable personally to Wells Fargo or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of:

•     any breach of the director’s duty of loyalty to Wells Fargo or its shareholders;

•     acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•     payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL; or

•     any transaction from which the director derived an improper personal benefit.

EXPERTS

The consolidated financial statements of Wells Fargo & Company and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the aforementioned consolidated financial statements, dated February 25, 2008, refers to Wells Fargo’s change in the method of accounting for income taxes, leveraged lease transactions, certain mortgages held for sale and retained interests and Wells Fargo’s additional disclosure regarding the measurement of fair value for financial assets and liabilities in 2007, and refers to a change in the method of accounting for residential mortgage servicing rights and stock-based compensation in 2006.

LEGAL OPINIONS

Kerri L. Klemz, Senior Counsel of Wells Fargo, has rendered a legal opinion that the shares of Wells Fargo common stock offered hereby, when issued in accordance with the merger agreement, will be validly issued, fully paid and nonassessable. Ms. Klemz beneficially owns shares of Wells Fargo common stock and options to purchase additional shares of Wells Fargo common stock.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. will deliver an opinion concerning certain U.S. federal income tax matters.

WHERE YOU CAN FIND MORE INFORMATION

Registration Statement

Wells Fargo has filed a registration statement on Form S-4 to register with the SEC the Wells Fargo common stock to be issued in the merger to Century shareholders. This document is part of that registration statement. The registration statement and the exhibits to the registration statement contain additional important information about Wells Fargo and its common stock. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Wells Fargo SEC Filings

Wells Fargo files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any reports, statements or other information filed by Wells Fargo with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Wells Fargo’s SEC filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

Documents Incorporated by Reference

The SEC allows Wells Fargo to “incorporate by reference” into this document, which means that Wells Fargo can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information that is included directly in this document or contained in later filed documents that are incorporated by reference into this document. This document incorporates by reference the documents set forth below that Wells Fargo has previously filed with the SEC.

Wells Fargo SEC Filings (File No. 001-02979)	– Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

– Proxy Statement on Schedule 14A filed March 17, 2008.

– Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed on May 9, 2008, August 8, 2008 and October 30, 2008, respectively.

– Current Reports on Form 8-K filed January 16, 2008, January 24,
2008, January 31, 2008, March 7, 2008, March 12, 2008, March 18,
2008, April 16, 2008, April 23, 2008, May 5, 2008, May 6, 2008,
May 19, 2008, May 28, 2008, June 6, 2008, June 13, 2008, July 16,
2008, August 19, 2008, August 26, 2008, August 28, 2008,
September 8, 2008, September 10, 2008, September 15, 2008,
September 29, 2008, October 3, 2008, October 9, 2008, October 15,
2008, October 30, 2008, October 30, 2008 (as amended on Form
8-K/A filed November 21, 2008), November 5, 2008, November 6,
2008 and November 13, 2008 (other than the portions of those documents not deemed to be filed).

– The description of Wells Fargo common stock contained in
Exhibit 99(e) to Wells Fargo’s Quarterly Report on Form 10-Q for
the quarter ended March 31, 2003 filed on May 8, 2003, including any amendments or reports filed to update such description.

All documents filed by Wells Fargo with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this document and prior to the date the offering is terminated are incorporated by reference into this proxy statement-prospectus and are part of this document from the date of filing.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Other Documents

Documents that are described in this proxy statement-prospectus but are not incorporated by reference are also available from Wells Fargo or Century, as the case may be, upon request in writing or by telephone to the appropriate company.

Documents Available Without Charge

Wells Fargo and Century will provide, without charge, copies of any report incorporated by reference into this document, as well as certain other documents described in this proxy statement-prospectus, excluding exhibits other than those that are specifically incorporated by reference into this document. You may obtain a copy of any document incorporated by reference in this document and any other document described in this document by writing or calling the appropriate company at the following addresses:

Wells Fargo & Company MAC N9305-173 Sixth and Marquette Minneapolis, Minnesota 55479 Attn: Corporate Secretary (612) 667-8655	Century Bancshares, Inc. 2900 St. Michael Drive, 2nd Floor Texarkana, Texas 75503 Attn: Martha Wisdom (903) 838-5505

To ensure delivery of the copies in time for the special meeting, your request should be received by December 17, 2008.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with different information. This document is dated November 25, 2008. You should not assume that information contained or incorporated by reference in this document is accurate as of any date other than that date. Neither the mailing of this document to Century shareholders nor the issuance by Wells Fargo of its common stock in the merger will create any implication to the contrary.

APPENDIX A

AGREEMENT

AND

PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) entered into as of the 13th day of August, 2008, by and between CENTURY BANCSHARES, INC., a Texas corporation (“Company”), and WELLS FARGO & COMPANY, a Delaware corporation (“Wells Fargo”).

RECITALS

WHEREAS, the parties hereto desire to effect a reorganization whereby a wholly owned subsidiary of Wells Fargo to be incorporated under the laws of the State of Texas (“Merger Sub”) will merge with and into Company (the “Merger”) pursuant to an agreement and plan of merger substantially in the form attached hereto as Exhibit A (the “Merger Agreement”), with Company as the surviving corporation (“Surviving Corporation”); and

WHEREAS, subject to the terms and conditions contained in this Agreement, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations related thereto and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, the respective boards of directors of each of Wells Fargo and Company have deemed that the consummation of the transactions contemplated by this Agreement are in the best interest of their respective companies and shareholders; and

WHEREAS, as an inducement and condition to Wells Fargo’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain shareholders of Company set forth on Annex 1 have entered into voting and support agreements substantially in the form and substance set forth on Annex 2; and

WHEREAS, as a further inducement and condition to Wells Fargo’s willingness to enter into this Agreement, Truman Arnold shall have entered into the Non-Competition Agreement set forth on Annex 3 and Joe Nichols shall have entered into the Employment and Non-Competition Agreement set forth on Annex 4 attached hereto.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein shall have meanings ascribed to them in this Article I, unless such terms are defined elsewhere in this Agreement:

“1Q Record Date” has the meaning set forth in Section 6.01(b)(x).

“401(k) Plan” has the meaning set forth in Section 8.01(b)(i).

“4Q Record Date” has the meaning set forth in Section 6.01(b)(x).

“Acquisition Proposal” means either (a) a tender or exchange offer to acquire more than fifteen percent (15%) of the voting power in Company or any of its Subsidiaries, (b) a proposal for a merger, consolidation or other business combination involving Company or any of its Significant Subsidiaries or (c) any other proposal or offer to acquire in any manner more than fifteen percent (15%) of the voting power in, or more than fifteen percent (15%) of the business, assets or deposits of, Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the preamble.

“affiliate” means, for any person, any other person that directly or indirectly controls, is controlled by or is under common control with such person.

“BHCA” means the Bank Holding Company Act of 1956.

“BSA” means the Bank Secrecy Act of 1970.

“Benefit Plan” means with respect to the Company, each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits, and all other employee benefit or compensation plans, agreements, programs, policies or other arrangements, and any amendments thereto, whether or not subject to ERISA, (a) under which any Employee or any of its current or former directors has any present or future right to benefits, (b) sponsored or maintained by Company or any Company Subsidiary, or (c) under which Company or any Company Subsidiary has had or has any present or future liability to any Employee or any of its current or former directors.

“Benefits Conversion Date” has the meaning set forth in Section 8.01(a).

“Board” means, with respect to any person (other than an individual), such person’s board of directors or similar governing body of such person

“Business Day” means any day except a Saturday or Sunday or other day on which national banks are authorized to by law or executive order to close in the State of Texas.

“Calculation Date” means the trading day immediately prior to the meeting of shareholders required by Section 6.01(c).

“Cash Balance Plan” has the meaning set forth in Section 8.01(b)(ii).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” has the meaning set forth in the recitals.

“Common Stock Adjustment” has the meaning set forth in Section 3.03.

“Company” has the meaning set forth in the preamble.

“Company Bank Subsidiary” has the meaning set forth in Section 4.02.

“Company Board Approval” has the meaning set forth in Section 4.04(d).

“Company Common Stock” means Company’s common stock, par value $0.125 per share.

“Company Financial Statements” has the meaning set forth in Section 4.05(a).

“Company Incentive Plan” has the meaning set forth in Section 3.02.

“Company Intellectual Property” has the meaning set forth in Section 4.24.

“Company’s Knowledge” means the actual knowledge, assuming due inquiry of Truman Arnold, Joe Nichols, Martha Wisdom, Bruce Ramsey and James H. Day.

“Company Option” has the meaning set forth in Section 3.02.

“Company Per Share Value” means the quotient of (i)(a) $190,000,000 less (b) any third party legal, investment banking or advisory fees incurred by Company in connection with the transactions contemplated hereby divided by (ii) the total shares of Company Common Stock outstanding immediately prior to the Effective Time assuming the exercise of all Company Options.

“Company Reports” has the meaning set forth in Section 4.07(a).

“Company Standard” has the meaning set forth in Section 7.03(a).

“Company Stock Certificate” means a certificate representing a share of Company Common Stock.

“Comptroller” means the United States Comptroller of the Currency.

“Confidentiality Agreement” means the letter agreement between Company and Wells Fargo dated May 1, 2008.

“Copyrights” means all works of authorship (whether copyrightable or not), copyrights and proprietary rights in copyrighted works including writings, other works of authorship, and databases (or other collections of information, data, works or other materials).

“Derivatives Contracts” has the meaning set forth in Section 4.25.

“DPC Shares” means any shares of Company Common Stock held by a third party in respect of debt previously contracted.

“Effective Time” has the meaning set forth in Section 2.03.

“Employees” means, as of the date hereof (or such other date as may be referenced herein), Company’s and each Company Subsidiaries’ current and former employees.

“Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (a) the protection or restoration of the environment, health, safety or natural resources; (b) the manufacture, transport, handling, use, presence, storage, disposal, release or threatened release of, or exposure to, any Hazardous Substance or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Financial Advisor” has the meaning set forth in Section 4.19.

“GAAP” means the generally accepted accounting principles in the United States, applied consistently.

“Governing Documents” means the charter, articles or certificate of incorporation and bylaws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Governmental Authority” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of government.

“Hazardous Substance” means any substance, whether liquid, solid or gas, that is (a) listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum or coal product or by-product, friable asbestos-containing material, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (c) any other substance that may be the subject of regulatory action by any Governmental Authority or a source of liability pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” has the meaning set forth in Section 6.02(m)(i).

“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether owned, used or held for use under license, whether registered or unregistered, including such rights in and to: (i) Trademarks; (ii) Patents; (iii) Trade Secrets; (iv) Copyrights; (v) Software; (vi) designs and industrial designs; (vii) internet domain names; (viii) rights of publicity and other rights to use the names and likeness of individuals; (ix) moral rights; and (x) claims, causes of action and defenses relating to the past, present and future enforcement of any of the foregoing; in each case of (i) to (ix) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“IRS” means the Internal Revenue Service.

“Licensed Intellectual Property” has the meaning set forth in Section 4.23.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

“Loans” means loans, extensions of credit (including guarantees), commitments to extend credit and other similar assets, in each case required to be reflected in the financial statements of Company or any of its Subsidiaries pursuant to applicable regulatory or accounting principles.

“Material Adverse Effect” means, when used in connection with Wells Fargo or Company, any change, effect, occurrence or circumstance that individually or in the aggregate has or reasonably could be expected to have a material adverse effect on the business, financial condition or results of operation of such party and its Subsidiaries, taken as a whole, other than such changes, effects or circumstances attributable to (a) economic conditions generally in the United States, conditions in the financial or securities markets in general or in the industries and markets in which Wells Fargo or Company, as the case may be, conduct their respective businesses, except to the extent Wells Fargo or Company, as the case may be, is materially and disproportionately affected thereby; (b) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities; (c) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (d) the announcement or pendancy of the Merger; (e) any change in required action taken by Company with Wells Fargo’s prior written consent or any change in required action taken by Wells Fargo with Company’s prior written consent; (f) any change in the trading price or trading volume of a party’s common stock in and of itself; (g) any failure, in and of itself, by either party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income, or any other measure of financial performance; or (h) any action taken or omissions made pursuant to the obligations set forth in this Agreement (it being understood that, with respect to clauses (f) and (g), the facts or circumstances giving rise or contributing either to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, unless such facts or circumstances come within another exception clause of this definition.

“Materials of Environmental Concern” means any hazardous or toxic substances, materials, wastes, pollutants, or contaminants, including those defined or regulated as such under any Environmental Law, and any other substance the presence of which may give rise to liability under Environmental Law.

“Maximum Amount” has the meaning set forth in Section 6.02(m)(iii).

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Merger Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Merger Sub” has the meaning set forth in the recitals.

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“OREO” means other real estate owned.

“Open Source Software” means any Software that is subject to the terms of a license agreement in a manner that requires that such Software, or other Software incorporated into, derived from or distributed with such Software, be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (ii) redistributable at no charge. Without limiting the foregoing, any Software that is subject to the terms of any of the licenses certified by the Open Source Initiative and listed on its website (www.opensource.org) is Open Source Software.”

“Owned Intellectual Property” has the meaning set forth in Section 4.23.

“party” means Wells Fargo or Company.

“Patents” means all patents and patent applications, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, provisional patent applications, reexaminations and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights.

“PBGC” has the meaning set forth in Section 4.16(d).

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Prospectus” has the meaning set forth in Section 6.02(c).

“Proxy Statement” has the meaning set forth in Section 4.17.

“Reference Financial Statements” means the unaudited consolidated balance sheets of Company and Company’s Subsidiaries as of May 31, 2008 and the related unaudited consolidated statements of income, stockholders’ equity and cash flow for the five (5) months then ended.

“Registration Statement” has the meaning set forth in Section 4.17.

“Regulation O” means Regulation O promulgated by the Federal Reserve.

“Right” and “Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholder Agreement” means that certain Shareholder Agreement by and among Company and its shareholders dated as of August 1, 2005.

“Software” means all software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases and other software-related specifications and documentation.

“Subsidiary” and “Significant Subsidiary” have the meaning ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Substitute Option” has the meaning set forth in Section 3.02.

“Surviving Corporation” has the meaning set forth in the recitals.

“TBCA” means the Texas Business Corporation Act.

“Takeover Laws” has the meaning set forth in Section 4.27.

“Takeover Provisions” has the meaning set forth in Section 4.27.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts (including interest in respect of such penalties, additions to tax or additional amounts) imposed by any taxing authority or other Governmental Authority.

“Tax Returns” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any law relating to any Tax.

“Trade Secrets” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory law and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any person.

“Trademarks” means all trademarks, service marks, brand names, certification marks, trade dress, logos, trade names and corporate names and other indications of origin, and the goodwill associated with any of the foregoing.

“Transferring Employees” has the meaning set forth in Section 8.01.

“Treasury Regulations” mean the regulations promulgated by the U.S. Department of the Treasury under the Code.

“Trust Account Shares” means shares of Company Common Stock held, directly or indirectly, in a trust account, managed account or similar account, or otherwise held in a fiduciary capacity, that are beneficially owned by a third party.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Wells Fargo Common Stock” means Wells Fargo’s common stock, par value of $1 2/3 per share.

“Wells Fargo Financial Statements” has the meaning set forth in Section 5.05.

“Wells Fargo Measurement Price” means the average of the volume weighted average price of a share of Wells Fargo Common Stock on the NYSE only (as reported by Bloomberg LP) for each of the twenty (20) consecutive trading days ending on the Calculation Date, rounded to the nearest ten-thousandth.

“Wells Fargo Plan” has the meaning set forth in Section 5.16(a).

“Wells Fargo Reports” has the meaning set forth in Section 5.07.

“Wells Fargo Standard” has the meaning set forth in Section 7.02(a).

Section 1.02 Interpretation.

(a) In this Agreement, except as context may otherwise require, references:

(i) to the “Preamble,” “Recitals,” “Articles,” “Sections,” “Annexes,” “Exhibits,” or “Schedules” are to the Preamble, Recital or Section of, or Annexes, Exhibits or Schedules to, this Agreement;

(ii) to “this Agreement” are to this Agreement, and the Annexes, Exhibits and Schedules to it, taken as a whole;

(iii) to “any agreement” (including this Agreement), “contract,” “plan,” “statute” or “regulation” are to the agreement, contract, plan, statute or regulation, as amended, modified, supplemented or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms hereof), and to any section of any statute or regulation are to any successor to such section;

(iv) to any statute include any regulation or rule promulgated thereunder; and

(v) to any Governmental Authority include any successor to that Governmental Authority.

(b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(c) The words “include,” “includes” or “including” are deemed to be followed by the words “without limitation.”

(d) The words “herein,” “hereof” or “hereunder,” and similar terms are deemed to refer to this Agreement as a whole and not to any specific Section.

(e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(f) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable law (whether statutory or common law), rule or regulation.

ARTICLE II

THE MERGER

Section 2.01 Merger. Subject to the terms and conditions contained herein, Merger Sub will merge with and into Company pursuant to the Merger Agreement at the Effective Time. Merger Sub’s separate corporate existence shall cease at the Effective Time and Company shall be the Surviving Corporation and will continue its corporate existence under the laws of the Texas.

Section 2.02 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Wells Fargo, 420 Montgomery Street, San Francisco, CA 94104, at 9:00 a.m., Pacific time, on the fifth (5th) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) or on such other date as the parties otherwise agree; provided, that the Closing or the Effective Time (as defined below) shall not occur on the last Business Day of a calendar month (the “Closing Date”); provided, further, that the Closing Date shall either occur on or before December 12, 2008 or on or after January 31, 2009.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing the articles of merger with the Secretary of State of the State of Texas in accordance with the TBCA (“Articles of Merger”) and shall make all other filings or recordings required under the TBCA to effectuate the Merger. The Merger shall become effective on such date and at such time as the Articles of Merger are duly filed with, and accepted by, the Secretary of State of the State of Texas, or at such subsequent date or time as Wells Fargo shall agree and specify in the Articles of Merger (the time the Merger becomes effective shall referred to herein as the “Effective Time”).

Section 2.04 Effect of the Merger. The Merger shall have the effect set forth in the TBCA.

Section 2.05 Governing Documents of Surviving Corporation. The Governing Documents of Company, as in effect immediately prior to the Effective Time, shall be the Governing Documents of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

Section 2.06 Directors and Officers. To the extent so requested prior to the Effective Time by Wells Fargo, Company shall cause each of its officers and directors and of the Company’s Subsidiaries to tender his or her resignation, effective as of the Effective Time, from any directorship or other similar seat or position on any Board or similar governing body of Company and Company’s Subsidiaries and from any directorship or other similar position with a charitable foundation, sponsored non-profit or other entity if such position is held in connection with the individual’s service to Company or any of Company’s Subsidiaries.

ARTICLE III

CONSIDERATION

Section 3.01 Consideration. As of the Effective Time, by virtue of the Merger and without any action on the part of Company, Merger Sub or any shareholder thereof:

(a) Conversion of Company Common Stock. Subject to adjustment pursuant to Section 3.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares as to which statutory dissenters’ appraisal rights have been exercised and other than shares cancelled and retired pursuant to Section 3.01(c)) shall be converted into the right to receive and exchanged for certificates or direct registration statements representing the number of shares of Wells Fargo Common Stock (the “Merger Consideration”) equal to the quotient (in each case rounded to the nearest ten-thousandth) determined as follows: (i) if the Wells Fargo Measurement Price is equal to or less than $27.00, the quotient determined by dividing the Company Per Share Value by $27.00, (ii) if the Wells Fargo Measurement Price is greater than $27.00 but less than $33.00, the quotient determined by dividing the Company Per Share Value by the Wells Fargo Measurement Price; or (iii) if the Wells Fargo Measurement Price is greater than or equal to $33.00, the quotient determined by dividing the Company Per Share Value by $33.00 (the “Merger Exchange Ratio”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Company Stock Certificate shall thereafter represent solely the right to receive the Merger Consideration plus cash for fractional shares and any dividends or other distributions payable, if any, upon the surrender of the Company Stock Certificate in accordance with the terms of this Agreement and the Merger Agreement.

(b) Merger Sub. Each common share, par value of $0.125 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable common share, par value of $0.125 per share, of the Surviving Corporation.

(c) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by Company, the Company Subsidiaries, Wells Fargo or Merger Sub (in each case other than Trust Account

Shares or DPC Shares) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore.

(d) Fractional Shares. No fractional shares of Wells Fargo Common Stock and no certificates or scrip certificates therefore shall be issued to represent any fractional interest payable as a result of the conversion contemplated hereby, and any holder thereof shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the Wells Fargo Measurement Price.

Section 3.02 Conversion of Company Options. At the Effective Time, each Right to acquire or purchase shares of Company Common Stock (each, a “Company Option”) under any stock incentive plan (each a “Company Incentive Plan” and collectively, the “Company Incentive Plans”) which is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a Company Option and shall be converted automatically into a Right to acquire or purchase shares of Wells Fargo Common Stock (each, a “Substitute Option”) in an amount and at an exercise price determined as provided below.

(a) The number of shares of Wells Fargo Common Stock issuable upon the exercise of the Substitute Option shall be the product (rounded down to the nearest share) of the number of shares of Company Common Stock subject to the Company Option multiplied by the Merger Exchange Ratio; and

(b) The exercise price per share of Wells Fargo Common Stock under the Substitute Option shall be equal to the quotient (rounded up to the nearest cent) of the exercise price per share of Company Common Stock under the Company Option divided by the Merger Exchange Ratio.

The adjustment provided herein with respect to any Company Options that are “incentive stock options” (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. Notwithstanding this Section 3.02, the Substitute Options shall continue to be governed by the terms and conditions set forth in the applicable Company Incentive Plan.

Section 3.03 Wells Fargo Common Stock Adjustments. If, between the date hereof and the Effective Time, shares of Wells Fargo Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a “Common Stock Adjustment”), then the number of shares of Wells Fargo Common Stock issuable pursuant to Section 3.01 will be appropriately and proportionately adjusted so that the number of such shares of Wells Fargo Common Stock issuable in the Merger will equal the number of shares of Wells Fargo Common Stock which holders of shares of Company Common Stock would have received pursuant to such Common Stock Adjustment had the record date therefore been immediately following the Effective Time.

Section 3.04 Reservation of Right to Revise Structure. At Wells Fargo’s election, the Merger may alternatively be structured so that (a) Company is merged with and into any other direct or indirect wholly owned subsidiary of Wells Fargo, (b) any direct or indirect wholly owned Subsidiary of Wells Fargo is merged with and into Company, or (c) Company is merged with and into Wells Fargo; provided, however, that no such change shall (x) alter or change the Merger Consideration payable hereunder, (y) adversely affect the Tax treatment of Company’s shareholders as a result of receiving the Merger Consideration or prevent the parties from obtaining the opinion referred to in Section 7.02(d), or (z) materially impede or delay consummation of the Merger. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

Section 3.05 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of shares of Company Common Stock who shall elect to exercise their dissenters rights as provided by Article 5.11 of the TBCA, shall only be entitled to receive such payment as calculated in a manner consistent with Article 5.12 of the TBCA unless and until such holder shall have failed to perfect or withdraw (or has otherwise lost) its rights under Articles 5.12 and 5.13 of the TBCA. Company shall take all reasonable steps to comply with its obligations under Articles 5.12 and 5.13 with respect to any dissenting shareholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in a confidential disclosure schedule delivered by the Company to Wells Fargo in conjunction with the execution of this Agreement, which identifies exceptions by specific paragraph references, Company represents and warrants to Wells Fargo as follows:

Section 4.01 Organization and Qualification.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect. Company has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Company is registered with the Federal Reserve as a bank holding company pursuant to BHCA.

(b) Company has furnished Wells Fargo true and correct copies of its and the Company Subsidiaries’ Governing Documents, as amended and in effect as of the date hereof, and has provided Wells Fargo and its representatives access to all minutes of meetings and actions of its and the Company Subsidiaries’ respective Boards and committees thereof for the period beginning three years from the date hereof and ending as of the date hereof.

(c) Neither Company nor any of its Subsidiaries is required to be registered as an investment advisor, investment company, commodity trading advisor, commodity pool operator, futures commissions merchant, broker-dealer, insurance agent or transfer agent under any law.

Section 4.02 Company’s Subsidiaries. Schedule 4.02 sets forth a complete and correct list of all of the Company’s Subsidiaries, all shares of the outstanding capital stock of each of which is owned, directly or indirectly, by Company. No equity security of any Company Subsidiary is or may be required to be issued by reason of any Right convertible into, shares of any capital stock of such Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock, or any Right to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. §55 (1982) with respect to Company Subsidiaries set forth on Schedule 4.02 which are national banking associations (each a “Company Bank Subsidiary”), all of such shares so owned by Company are fully paid and nonassessable and are owned by it free and clear of any Lien or agreement with respect thereto. Each Company Subsidiary is a corporation, trust or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation (except where the failure to be so qualified would not have a Material Adverse Effect on such Company Subsidiaries), and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Except as set forth on Schedule 4.02, Company does not own beneficially, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any unaffiliated corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

Section 4.03 Capitalization.

(a) The authorized capital stock of Company consists of 4,000,000 shares of Company Common Stock, of which, as of the close of business on May 31, 2008, 2,492,523 shares were outstanding and 2,826 shares were held in Company’s treasury. The maximum number of shares of Company Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute Company Common Stock) that would be outstanding as of the Effective Date of the Merger if all Company Options with respect thereto were exercised is 2,640,060. All of the outstanding shares of capital stock of Company have been duly and validly authorized and issued and are fully paid and nonassessable.

(b) Schedule 4.03(b) sets forth a detailed listing of the Company Incentive Plans, together with the number of shares of Company Common Stock issuable and reserved, and the exercise prices payable, for each outstanding Company Option exercisable under each such plan. There are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls, plans, preemptive rights or other rights obligating Company or any Company Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Company or any Company Subsidiary. Since May 31, 2008 no shares of Company capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Company or any Company Subsidiary and except as set forth in Schedule 4.03(b), since May 31, 2008 no dividends or other distributions have been declared, set aside, made or paid to the shareholders of Company. Company has reserved shares of Company Common Stock in an amount sufficient to be issued upon exercise of all Company Options. All shares of Company Common Stock and Company Options have been issued in compliance with all applicable federal and state securities laws.

Section 4.04 Authorization.

(a) Company has the corporate power and authority to enter into this Agreement and the Merger Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Merger Agreement by Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Company’s Board. Subject to such approvals of Company’s shareholders and of Governmental Authorities having regulatory authority over Company as may be required by statute or regulation, and assuming the due authorization, execution and delivery of this Agreement and the Merger Agreement by Wells Fargo or Merger Sub, as the case maybe, this Agreement and the Merger Agreement are valid and binding obligations of Company enforceable against Company in accordance with their respective terms.

(b) Except as set forth on Schedule 4.04, neither the execution, delivery and performance by Company of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Company with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of a Lien upon any of the properties or assets of Company or any Company Subsidiary under any of the terms, conditions or provisions of (x) its Governing Documents or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any Company Subsidiary is a party or by which it may be bound, or to which Company or any Company Subsidiary or any of the properties or assets of Company or any Company Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in Section 4.04(c) below, violate any statute, rule or regulation or, to Company’s Knowledge, violate any judgment, ruling, order, writ, injunction or decree applicable to Company or any Company Subsidiary or any of their respective properties or assets.

(c) Other than in connection or in compliance with the provisions of the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHCA or the HSR Act, other federal and state banking laws, and filings required to effect the Merger under Texas law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any Governmental Authority is necessary for the consummation by

Company of the transactions contemplated by this Agreement and the Merger Agreement. To Company’s Knowledge, there is no fact, event or condition applicable to the Company or any Company Subsidiary which will, or reasonably could be expected to, adversely affect the likelihood of obtaining, or inordinately delay the receipt of, the requisite authorizations, approvals, exemptions or consents to consummate the transactions contemplated by this Agreement and the Merger Agreement.

(d) Company’s Board, by resolutions duly adopted at a meeting thereof duly called and held on August 12, 2008, by the affirmative vote required to do so pursuant to the Company’s Governing Documents (including, without limitation, the Shareholder Agreement) and the applicable provisions of the TBCA, (i) declared this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby (including the Merger) are fair to and in the best interests of the Company and its shareholders, (ii) approved and adopted this Agreement and the Merger Agreement by the unanimous vote of the members of the Company’s Board and (iii) resolved to recommend that the shareholders of the Company vote for the approval of the transactions contemplated by this Agreement (the “Company Board Approval”). A true and correct copy of such Company Board Approval, certified by the Company’s corporate secretary, has been furnished to Wells Fargo and none of the foregoing resolutions have been rescinded, amended or revoked, in whole or in part, and such resolutions are in full force and effect as of the date hereof.

Section 4.05 Company Financial Statements; No Undisclosed Liabilities.

(a) The consolidated balance sheets of Company and Company’s Subsidiaries as of December 31, 2007 and December 31, 2006 and related consolidated statements of income, stockholders’ equity and cash flows for the two years ended December 31, 2007, together with the notes thereto, audited by Thomas and Thomas LLP and the Reference Financial Statements (collectively, the “Company Financial Statements”), have been prepared in accordance with GAAP and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Company and Company’s Subsidiaries at the dates, and the consolidated results of operations and cash flows of Company and Company’s Subsidiaries for the periods, stated therein.

(b) Neither Company nor any Company Subsidiary has any material liability of any nature whatsoever (whether absolute, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet and for liabilities incurred in the ordinary course of business consistent with past practice since May 31, 2008 or in connection with this Agreement and the transactions contemplated hereby.

Section 4.06 Reports.

(a) Since December 31, 2002, Company and each Company Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file, if any, with any Governmental Authority (including the Federal Reserve, FDIC, the Comptroller and any applicable state securities or banking authorities). All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the “Company Reports.” As of their respective dates, the Company Reports complied in all material respects with all the rules and regulations promulgated by the applicable Governmental Authorities and were true and accurate in all material respects. Copies of all of the Company Reports have been made available to Wells Fargo by Company.

(b) Each Company Bank Subsidiary has received at least a “satisfactory” rating in its last CRA examination.

Section 4.07 Properties and Leases. Except as may be reflected in the Company Financial Statements, and except for any Lien for Taxes not yet delinquent, Company and each Company Subsidiary have good title free and clear of any material Liens or similar restrictions to all the real and personal property reflected in the

Reference Financial Statements and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Company or any Company Subsidiary pursuant to which Company or such Company Subsidiary, as lessee, leases real or personal property are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Company or such Company Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Company’s and each Company Subsidiary’s buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

Section 4.08 Taxes.

(a) Each of Company and the Company Subsidiaries has filed all Tax Returns, required to be filed by it, and has paid all Taxes owed by it, and no Taxes shown on such Tax Returns to be owed by it are delinquent. Schedule 4.08(a) lists all income and franchise Tax Returns filed with respect to Company and the Company Subsidiaries for taxable years ended on or after December 31, 2004 and sets forth those Tax Returns that have been or which are currently subject to audit.

(b) The federal income Tax Returns of Company and the Company Subsidiaries for the fiscal year ended December 31, 2004, and for all fiscal years prior thereto, are for the purposes of routine audit by the IRS closed because of the statute of limitations, and no material claims for additional Taxes for such fiscal years are pending, and no waiver with respect to any such statute of limitations is in effect.

(c) (i) neither Company nor any Company Subsidiary is a party to any pending action or proceeding, nor, to Company’s Knowledge, is any such action or proceeding threatened by any Governmental Authority, for the assessment or collection of Taxes and (ii) no issue has been raised by any Governmental Authority in connection with an audit or examination of the Tax Returns, business or properties of Company or any Company Subsidiary which has not been settled, resolved and fully satisfied.

(d) Each of Company and the Company Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Employee, creditor, shareholder, or other third party. The consolidated balance sheet as of December 31, 2007, referred to in Section 4.05(a) hereof, includes adequate provision for all accrued but unpaid Taxes of Company and the Company Subsidiaries with respect to all periods through the date thereof.

(e) During the five (5) year period ending on the date hereof, neither Company nor any Company Subsidiary was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(f) Except as set forth on Schedule 4.08(f), neither Company, the Company Subsidiaries, nor any person on their behalf has (i) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (ii) granted any waiver or extension for the assessment or collection of Taxes, or (iii) granted to any person (or entity) any power of attorney that is currently in force with respect to any Tax matter.

(g) Neither Company nor the Company Subsidiaries has participated in a reportable transaction as defined in Treasury Regulation §1.6011-4.

(h) Neither Company nor the Company Subsidiaries are a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) (other than any agreement between or among the Company and the Company Subsidiaries) pursuant to which they will have any obligation to make any payments of Taxes after the Closing Date. Neither Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (B) has any liability for the Taxes of any person (other than Company or any Company Subsidiary) under Treasury Regulation §1.1502-6 (or similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) Neither Company nor the Company Subsidiaries is subject to any ruling of any Governmental Authority that would be binding on Company, the Company Subsidiaries, or Wells Fargo for any taxable period (or portion thereof) ending after the Closing Date.

(j) Neither Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

Section 4.09 Absence of Certain Changes. Except as set forth on Schedule 4.09, since December 31, 2007 there has been no change in the business, financial condition or results of operations of Company or any Company Subsidiary, which has had, or may reasonably be expected to have, a Material Adverse Effect.

Section 4.10 Commitments and Contracts. Except as set forth on Schedule 4.10, neither Company nor any Company Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

(a) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay, liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those that are terminable at will by Company or such Company Subsidiary)

(b) any plan, contract or understanding providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

(c) any labor contract or agreement with any labor union;

(d) any contract containing covenants that limit the ability of Company or any Company Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, Company or any Company Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

(e) any other contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K;

(f) any real property lease, any sale-leaseback arrangement and any other lease with annual rental payments aggregating $575,000 or more;

(g) any agreement or commitment with respect to the Community Reinvestment Act with any state or federal bank regulatory authority or any other party;

(h) any current or past agreement, contract or understanding with any current or former director, officer, employee, consultant, financial adviser, broker, dealer, or agent providing for any rights of indemnification in favor of such person or entity;

(i) any agreement or contract providing for (i) a term in excess of one (1) year or automatic renewal within one (1) year from the date of this Agreement and (ii) termination fees, liquidated damages or penalties in excess of $250,000 payable upon termination before the end of the term; or

(j) any agreement or contract for the possible merger, reorganization, or business combination involving the Company or any Company Subsidiary or for the acquisition of the assets or the securities of any other person, copies of which have been made available to Wells Fargo and all of which are listed on Schedule 4.10(h).

Section 4.11 Litigation and Other Proceedings. Company has furnished Wells Fargo copies of (a) all attorney responses to the request of the independent auditors for Company with respect to loss contingencies as of December 31, 2007 in connection with the Company Financial Statements, and (b) a written list of legal and regulatory proceedings filed against Company or any Company Subsidiary since such date. There is no pending or, to Company’s Knowledge, threatened, claim, action, suit, investigation or proceeding, against Company or any Company Subsidiary, nor is Company or any Company Subsidiary subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a Material Adverse Effect.

Section 4.12 Insurance. Company and each Company Subsidiary are presently insured, and during each of the past five (5) calendar years (or during such lesser period of time as Company has owned such Company Subsidiary) have been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation. A list of the current insurance policies and coverages maintained by Company and each Company Subsidiary is set forth on Schedule 4.12.

Section 4.13 Compliance with Laws.

(a) Company and each Company Subsidiary have all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with each applicable Governmental Authority that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to the business of Company or each Company Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Company and each Company Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation (including the USA PATRIOT Act). Neither Company nor any Company Subsidiary is in default under any order, license, regulation or demand of any Governmental Authority or with respect to any order, writ, injunction or decree of any Governmental Authority. Except for statutory or regulatory restrictions of general application, no Governmental Authority has placed any restriction on the business or properties of Company or any Company Subsidiary which reasonably could be expected to have a Material Adverse Effect. Neither Company nor any Company Subsidiary is in default under the BSA, the USA PATRIOT Act, or under any order issued with respect to anti-money laundering by OFAC. Since December 31, 2003, there has been no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company or any of the Company Subsidiaries.

(b) Since December 31, 2007, no attorney representing Company or any Company Subsidiary, whether or not employed by Company or any Company Subsidiary as of the date hereof, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Board or any committee thereof or , to Company’s Knowledge, to any director or officer of the Company or any Company Subsidiary, as the case may be.

Section 4.14 Labor. No work stoppage involving Company or any Company Subsidiary is pending or, to Company’s Knowledge, threatened. Neither Company nor any Company Subsidiary is involved in, or, to Company’s Knowledge, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding that could have a Material Adverse Effect. Employees of Company and the Company Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such Employees.

Section 4.15 Material Interests of Certain Persons. Except as set forth on Schedule 4.15, to Company’s Knowledge, no officer or director of Company or any Company Subsidiary, or any “associate” (as such term is defined in Rule l4a-1 under the Exchange Act) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Company or any Company Subsidiary. Schedule 4.15 sets forth a correct and complete list of any Loan from Company or any Company Subsidiary to any “executive officer” or other “insider” (as each such term is defined in Regulation O) which are subject to, and that were made and continue to be in compliance with, Regulation O.

Section 4.16 Company Benefit Plans.

(a) Schedule 4.16(a) sets forth each Benefit Plan applicable or available to the Employees.

(b) No Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(c) No Benefit Plan promises or provides health or life benefits to retirees or former employees except as required by federal continuation of coverage laws or similar state laws.

(d) (i) Each Benefit Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law including, if applicable, ERISA and the Code; (ii) all reports and filings with a Governmental Authority (including but not limited to the Department of Labor, IRS, Pension Benefit Guaranty Corporation (“PBGC”), the SEC or any other Governmental Authority) required in connection with each Benefit Plan have been timely made; (iii) all disclosures and notices required by law or Benefit Plan provisions to be given to participants and beneficiaries in connection with each Benefit Plan have been properly and timely made; (iv) there are no actions, suits or claims pending (including any audits or investigations by any Governmental Authority) other than routine uncontested claims for benefits with respect to each Benefit Plan; and (v) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS stating that such Benefit Plan (including all amendments) is tax qualified under Section 401(a) of the Code and to Company’s Knowledge there is no reason that any such Benefit Plan is not qualified within the meaning of Section 401(a) of the Code and knows of no reason that each related Benefit Plan trust is not exempt from taxation under Section 501(a) of the Code.

(e) Except as set forth on Schedule 4.16(e), (i) all contributions, premium payments and other payments required to be made in connection with the Benefit Plans as of the date of this Agreement have been made; (ii) a proper accrual has been made on the books of Company for all contributions, premium payments and other payments due in the current fiscal year but not made as of the date of this Agreement; (iii) no contribution, premium payment or other payment has been made in support of any Benefit Plan that is in excess of the allowable deduction for federal income tax purposes for the year with respect to which the contribution was made (whether under Sections 162, 404, 419, 419A of the Code or otherwise); and (iv) with respect to each Benefit Plan that is subject to Section 301 of ERISA or Section 412 of the Code, Company is not liable for any accumulated funding deficiency as that term is defined in Section 412 of the Code and the projected benefit obligations determined as of the date of this Agreement do not exceed the assets of each such Benefit Plan.

(f) To Company’s Knowledge, no Benefit Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA or violated any of the fiduciary standards under Part 4 of Title 1 of ERISA which could subject such Benefit Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Benefit Plan or trust, to a Tax penalty or prohibited transactions imposed by Section 4975 of the Code or would result in material liability to Company and the Company Subsidiaries taken as a whole.

(g) No Benefit Plan subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any “reportable events” as that term is defined in Section 4043 of ERISA, with respect to any Benefit Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

(h) Except as set forth on Schedule 4.16(h), neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due and payable to any director or employee or former employee of Company under any Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

(i) Neither Company nor any Company Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law), or (ii) any amount that will not be deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law).

(j) Neither Company nor any of its Subsidiaries has any liability with respect to an obligation to provide post-employment welfare benefits (whether or not insured) with respect to any person beyond their retirement or other termination of service, other than coverage mandated by Section 4980B of the Code or applicable state or local law.

(k) All Company Options have been granted in compliance with the terms of the applicable Company Benefit Plan, with applicable law, and with the applicable provisions of the Company Governing Documents as in effect at the applicable time. In addition, Company has not issued any Company Options or other Rights pertaining to shares of Company Common Stock under any Company Benefit Plan with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP.

Section 4.17 Proxy Statement, Etc. None of the information regarding Company and the Company Subsidiaries supplied or to be supplied by Company (or any of its agents on its behalf) for inclusion in (a) a registration statement on Form S-4 and the prospectus included therein to be filed with the SEC by Wells Fargo for the purpose of registering the shares of Wells Fargo Common Stock to be exchanged for shares of Company Common Stock pursuant to the provisions of the Merger Agreement (the “Registration Statement”), (b) the proxy statement included in the Registration Statement to be mailed to Company’s shareholders in connection with the meeting to be called to approve the Merger (the “Proxy Statement”) and (c) any other documents to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such Registration Statement, Proxy Statement and other documents are filed with the SEC or any other Governmental Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, and, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in Section 6.01(c), and at the Effective Time, contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. All documents which Company and the Company Subsidiaries are responsible for filing with any Governmental Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Wells Fargo that is contained in the Registration Statement, the Proxy Statement or any other documents to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby or by the Merger Agreement.

Section 4.18 Registration Obligations. Neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

Section 4.19 Brokers and Finders. Except for First Southwest Company (“Financial Advisor”), neither Company nor any Company Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Company or any Company Subsidiary, in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

Section 4.20 Fiduciary Activities. Company and each Company Subsidiary has properly administered in all material respects and which could reasonably be expected to be material, to the financial condition of Company and the Company Subsidiaries taken as a whole all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent (including as escrow agent), custodian, personal representative, registrar, guardian, conservator, administrator, investment advisor or other fiduciary, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Company, any Company Subsidiary, nor any director, officer or employee of Company or any Company Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to, or could reasonably be expected to be material to, the financial condition of Company and the Company Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

Section 4.21 No Defaults. Neither Company nor any Company Subsidiary is in default, nor has any event occurred that, with the passage of time or the giving of notice, or both, would constitute a default, under any agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a Material Adverse Effect. To Company’s Knowledge, all parties with whom Company or any Company Subsidiary has material leases, agreements or contracts or who owe to Company or any Company Subsidiary material obligations other than those arising in the ordinary course of the banking business of the Company Subsidiaries are in compliance therewith in all material respects.

Section 4.22 Environmental Liability. There are no proceedings, claims, actions or investigations of any kind, pending or, to Company’s Knowledge, threatened, in any court, agency or other Governmental Authority or in any arbitral body, arising under any Environmental Law; there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other Governmental Authority, imposing liability or obligation under or in respect of any Environmental Law; to Company’s Knowledge there are and have been no Materials of Environmental Concern at any property (owned, operated or otherwise used by, or the subject of a security interest on behalf of, Company or any Company Subsidiary); and to Company’s Knowledge there are no reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements that could give rise to obligations or liabilities under any Environment Law. Company has provided Wells Fargo with copies of all environmental assessments, reports, studies and other related information in its possession with respect to each bank facility and each non-residential OREO property.

Section 4.23 Intellectual Property. Schedule 4.23 sets forth a correct and complete list of (a) all Intellectual Property owned or otherwise arising under applicable law, by Company or any Company Subsidiary (“Owned Intellectual Property”) and (b) all Intellectual Property used by Company or the Company Subsidiaries in their respective businesses pursuant to a license or other right granted by a third party (the “Licensed Intellectual Property”, and together with the Owned Intellectual Property herein referred to as the “Company Intellectual Property”). Company and each Company Subsidiary owns, or has the right to use pursuant to valid and effective agreements, all Company Intellectual Property, and the consummation of the transaction contemplated hereby will not alter or impair any such rights. No Owned Intellectual Property contains or is derived from Open Source Software and no Software that contains or is derived from Open Source Software has been distributed or licensed by Company or any of its Subsidiaries to third parties. No claims are pending or, to Company’s Knowledge, threatened against Company or any Company Subsidiary by any person with respect to the use of any Company Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement relating to such Company Intellectual Property. The current use by Company and each Company Subsidiary of the Company Intellectual Property does not infringe on the rights of any person, except for such infringements which in the aggregate could not reasonably be expected to have a material adverse effect upon Company’s ownership or use of such Company Intellectual Property. There are no pending claims or charges brought by Company or any Company Subsidiary against any person with respect to the use of any Company Intellectual Property or the enforcement of any of Company’s or any Company Subsidiary’s rights relating to the Company Intellectual Property. Company and the Company Subsidiaries have taken reasonable measures to protect all Company Intellectual Property owned, used or held by them. Company has not signed a confidentiality agreement with, entered into negotiations with, or executed an agreement with A2D, L.P. (or any other person) relating to any license for interactive voice response system technology owned by Ronald A. Katz Technology Licensing.

Section 4.24 Required Shareholder Approval. The affirmative vote of a supermajority of the outstanding shares of Company Common Stock is sufficient to approve the Merger, this Agreement, and the Merger Agreement and the transactions contemplated thereby pursuant to the TBCA, the Company’s Governing Documents and the Shareholder Agreement.

Section 4.25 Derivatives. All exchange-traded, over-the-counter or other swaps, caps, floors, collars, option agreements, futures and forward contracts and other similar arrangements of contracts (“Derivative Contracts”), whether entered into for the Company’s own account, or for the account of one or more of the Company’s Subsidiaries or their customers, were entered into (a) in accordance with prudent business practices and all applicable laws, rules, regulations, and regulatory policies, and (b) with counterparties reasonably believed to be financially responsible at the time, and each Derivative Contract constitutes the valid and legally binding obligation of the Company or of the Company Subsidiaries, enforceable in accordance with its terms, and is in full force and effect. Neither the Company nor its Subsidiaries, nor, to Company’s Knowledge, any other party thereto, is in breach of any of its obligations under any such Derivative Contract.

Section 4.26 Deposit Accounts. The deposit accounts of the Company Bank Subsidiary are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

Section 4.27 Takeover Laws and Provisions. No takeover statute will preclude the consummation of this Agreement, the Merger Agreement, the Merger or the other transactions contemplated hereby or thereby.

Company has taken all action required to be taken to exempt this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state (collectively, “Takeover Laws”). Company has taken all action required to be taken to make this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby comply with, and this Agreement, the Merger Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its Governing Documents concerning “business combinations,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF WELLS FARGO

Except as set forth in a confidential disclosure schedule delivered by Wells Fargo to the Company in conjunction with the execution of this Agreement, which identifies exceptions by specific section references, Wells Fargo represents and warrants to Company as follows:

Section 5.01 Organization and Authority. Wells Fargo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect. Wells Fargo has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Wells Fargo is registered with the Federal Reserve as a financial holding company pursuant to the BHCA.

Section 5.02 Wells Fargo Subsidiaries. Schedule 5.02 sets forth a complete and correct list as of December 31, 2007, of Wells Fargo’s Significant Subsidiaries (individually a “Wells Fargo Subsidiary” and collectively the “Wells Fargo Subsidiaries”), all shares of the outstanding capital stock of each of which, except as set forth in Schedule 5.02, are owned, directly or indirectly, by Wells Fargo. No equity security of any Wells Fargo Subsidiary is or may be required to be issued to any person other than Wells Fargo by reason of any Right convertible into, shares of any capital stock of such Wells Fargo Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Wells Fargo Subsidiary is bound to issue additional shares of its capital stock, or Rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. § 55 (1982), all of such shares so owned by Wells Fargo are fully paid and nonassessable and are owned by it free and clear of any Lien or agreement with respect thereto. Each Wells Fargo Subsidiary is a corporation or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

Section 5.03 Wells Fargo Capitalization. As of March 31, 2008, the authorized capital stock of Wells Fargo consists of (a) 20,000,000 shares of Preferred Stock, without par value, of which as of the close of business on March 31, 2008, no shares of 1998 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 1,261 shares of 1999 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 9,094 shares of 2000 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 16,593 shares of 2001 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 25,779 shares of 2002 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 37,043 shares of 2003 ESOP Cumulative Convertible Preferred, $1,000 stated value, 55,610 shares of 2004 ESOP Cumulative Preferred, $1,000 stated value, 73,434 shares of 2005 ESOP Cumulative Convertible Preferred, $1,000 stated value, 95,866 shares of 2006 ESOP Cumulative Convertible Preferred, $1,000 stated value, 126,374 shares of 2007 ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, and 395,494 shares of 2008 ESOP Cumulative Convertible Preferred, $1,000 stated value, in each case, were outstanding; (b) 4,000,000 shares of Preference Stock, without par value, of which as of the close of business on March 31, 2008, no shares were outstanding; and (c) 6,000,000,000 shares of Common Stock, $1 2/3 par value, of which as of the close of business on March 31, 2008, 3,472,762,050 shares were outstanding and 170,411,704 shares were held in the treasury.

Section 5.04 Authorization.

(a) Wells Fargo has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Wells Fargo, and the consummation of the transactions contemplated hereby have been duly authorized by Wells Fargo’s Board. No approval or consent by Wells Fargo’s stockholders is necessary for the execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby. Subject to such approvals of Governmental Authorities having regulatory authority over Wells Fargo as may be required by statute or regulation, and assuming the due authorization, execution and delivery of this Agreement by Company, this Agreement is a valid and binding obligation of Wells Fargo enforceable against Wells Fargo in accordance with its terms.

(b) Neither the execution, delivery and performance by Wells Fargo of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Wells Fargo with any of the provisions hereof or thereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the properties or assets of Wells Fargo or any Wells Fargo Subsidiary under any of the terms, conditions or provisions of (x) its Governing Documents or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Wells Fargo or any Wells Fargo Subsidiary is a party or by which it may be bound, or to which Wells Fargo or any Wells Fargo Subsidiary or any of the properties or assets of Wells Fargo or any Wells Fargo Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in Section 5.04(c) below, violate any statute, rule or regulation or, to the best knowledge of Wells Fargo, violate any judgment, ruling, order, writ, injunction or decree applicable to Wells Fargo or any Wells Fargo Subsidiary or any of their respective properties or assets.

(c) Other than in connection with or in compliance with the provisions of the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under BHCA or the HSR Act, and filings required to effect the Merger under Texas law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any Governmental Authority is necessary for the consummation by Wells Fargo of the transactions contemplated by this Agreement and the Merger Agreement.

Section 5.05 Wells Fargo Financial Statements. The consolidated balance sheets of Wells Fargo and Wells Fargo’s Subsidiaries as of December 31, 2007 and 2006 and related supplemental consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the three years ended December 31, 2007, together with the notes thereto, audited by KPMG LLP and included in Wells Fargo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the unaudited consolidated balance sheets of Wells Fargo and its Subsidiaries as of March 31, 2008 and the related unaudited consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the three (3) months then ended included in Wells Fargo’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed with the SEC (collectively, the “Wells Fargo Financial Statements”), have been prepared in accordance with GAAP and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Wells Fargo and its Subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Wells Fargo and its Subsidiaries for the periods stated therein.

Section 5.06 Internal Accounting Controls. The records, systems, controls, data, and information of Wells Fargo and each Wells Fargo Subsidiary are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Wells Fargo or each Wells Fargo Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be excepted to have a material adverse effect on the system internal accounting controls described in the following sentence. As and to the extent described in the Wells Fargo Reports filed with the SEC prior to the date hereof, Wells Fargo and the Wells Fargo Subsidiaries have devised and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and Wells Fargo has not received notice from the SEC questioning the accuracy or completeness of any certifications required by Sarbanes-Oxley to be included in any Wells Fargo Report filed with the SEC. Wells Fargo (a) has designed disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act, or caused such disclosure controls and procedures to be designed and implemented under its supervision) to ensure that material information relating to Wells Fargo, including its consolidated Subsidiaries, is made known to the management of Wells Fargo by others within those entities and (b) has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to Wells Fargo’s auditors and the audit committee of Wells Fargo’s Board (i) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Wells Fargo’s ability to record, process, summarize, and report financial data and have identified for Wells Fargo’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Wells Fargo’s internal controls.

Section 5.07 Reports. Since December 31, 2002, Wells Fargo and each Wells Fargo Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with any Governmental Authority including, the SEC, the Federal Reserve, the FDIC, the Comptroller and (v) any other Governmental Authority with regulatory authority over Wells Fargo or its Subsidiaries. All such reports and statements filed with any such Governmental Authority prior to the date hereof are collectively referred to herein as the “Wells Fargo Reports.” As of their respective dates, the Wells Fargo Reports complied in all material respects with all the rules and regulations promulgated by the applicable Governmental Authority, and, with respect to Wells Fargo Reports filed with the SEC, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.08 Properties and Leases. Except as may be reflected in the Wells Fargo Financial Statements and except for any Lien for current Taxes not yet delinquent, Wells Fargo and each Wells Fargo Subsidiary has good title, free and clear of any material Liens, to all the real and personal property reflected in Wells Fargo’s consolidated balance sheet as of December 31, 2007 included in Wells Fargo’s Annual Report on Form 10-K for the period then ended, and all real and personal property acquired since such date, except such real and personal property that has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Wells Fargo or any Wells Fargo Subsidiary pursuant to which Wells Fargo or such Wells Fargo Subsidiary, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Wells Fargo or such Wells Fargo Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Wells Fargo’s and each Wells Fargo Subsidiary’s buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

Section 5.09 Taxes. Each of Wells Fargo and the Wells Fargo Subsidiaries has filed all material Tax Returns required to be filed by it, and paid or made adequate provision for the payment of all Taxes owed by it, and no Taxes shown on such Tax Returns to be owed by it or assessments received by it are delinquent. The federal income Tax Returns of Wells Fargo and the Wells Fargo Subsidiaries for the fiscal year ended December 31, 1995, and for all fiscal years prior thereto, are for the purposes of routine audit by the IRS closed because of the statute of limitations, and no claims for additional Taxes for such fiscal years are pending. Except only as set forth on Schedule 5.09, (a) neither Wells Fargo nor any Wells Fargo Subsidiary is a party to any pending action or proceeding, nor, to Wells Fargo’s knowledge, is any such action or proceeding threatened by any Governmental Authority, for the assessment or collection of Taxes that could reasonably be expected to have a Material Adverse Effect, and (b) no issue has been raised by any Governmental Authority in connection with an audit or examination of the Tax Returns, business or properties of Wells Fargo or any Wells Fargo Subsidiary that has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Wells Fargo and the Wells Fargo Subsidiaries has paid all Taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

Section 5.10 Absence of Certain Changes. Since December 31, 2007, there has been no change in the business, financial condition or results of operations of Wells Fargo or any Wells Fargo Subsidiary which has had, or may reasonably be expected to have, a Material Adverse Effect.

Section 5.11 Commitments and Contracts. Except as set forth on an exhibit to Wells Fargo’s most recent Annual Report on Form 10-K, or incorporated therein by reference, as the case may be, neither Wells Fargo nor any Wells Fargo Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

(a) any labor contract or agreement with any labor union;

(b) any contract not made in the ordinary course of business containing covenants which materially limit the ability of Wells Fargo or any Wells Fargo Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which, Wells Fargo or any Wells Fargo Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities); or

(c) any other contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Section 5.12 Litigation and Other Proceedings. There is no pending or, to the best knowledge of Wells Fargo, threatened, claim, action, suit, investigation or proceeding, against Wells Fargo or any Wells Fargo Subsidiary nor is Wells Fargo or any Wells Fargo Subsidiary subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a Material Adverse Effect.

Section 5.13 Insurance. Wells Fargo and each Wells Fargo Subsidiary is presently insured or self-insured, and during each of the past five (5) calendar years (or during such lesser period of time as Wells Fargo has owned such Wells Fargo Subsidiary) has been insured or self-insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

Section 5.14 Compliance with Laws. Wells Fargo and each Wells Fargo Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with each applicable Governmental Authority that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Wells Fargo and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Wells Fargo, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Wells Fargo and each Wells Fargo Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Wells Fargo nor any Wells Fargo Subsidiary is in default in any material respect under any order, license, regulation or demand of any Governmental Authority or with respect to any order, writ, injunction or decree of any Governmental Authority. Except for statutory or regulatory restrictions of general application, no Governmental Authority has placed any restrictions on the business or properties of Wells Fargo or any Wells Fargo Subsidiary which reasonably could be expected to have a Material Adverse Effect.

Section 5.15 Labor. No work stoppage involving Wells Fargo or any Wells Fargo Subsidiary is pending or, to the best knowledge of Wells Fargo, threatened. Neither Wells Fargo nor any Wells Fargo Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding that could have a Material Adverse Effect. Except as set forth on Schedule 5.15, employees of Wells Fargo and the Wells Fargo Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

Section 5.16 Wells Fargo Benefit Plans.

(a) For purposes of this Section 5.16, the term “Wells Fargo Plan” or “Wells Fargo Plans” means all employee benefit plans as defined in Section 3(3) of ERISA, to which Wells Fargo contributes, sponsors, or otherwise has any obligations.

(b) No Wells Fargo Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(c) Each Wells Fargo Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law, including, if applicable, ERISA and the Code.

(d) Except as set forth on Schedule 5.16, each Wells Fargo Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service stating that the Wells Fargo Plan (including all amendments) is tax qualified under Section 401(a) of the Code and Wells Fargo knows of no reason that any such Wells Fargo Plan is not qualified within the meaning of Section 401(a) of the Code and knows of no reason that each related Wells Fargo Plan trust is not exempt from taxation under Section 501(a) of the Code.

(e) All contributions, premium payments, and other payments required to be made in connection with the Wells Fargo Plans as of the date of this Agreement have been made.

(f) With respect to each Wells Fargo Plan that is subject to Section 301 of ERISA or Section 412 of the Code, neither Wells Fargo nor any Wells Fargo Subsidiary is liable for any accumulated funding deficiency as that term is defined in Section 412 of the Code.

(g) The present value of all benefits vested and all benefits accrued under each Wells Fargo Plan that is subject to Title IV of ERISA does not, in each case, exceed the value of the assets of the Wells Fargo Plans allocable to such vested or accrued benefits as of the end of the most recent Plan Year.

Section 5.17 Registration Statement, Etc. None of the information regarding Wells Fargo and its Subsidiaries supplied or to be supplied by Wells Fargo for inclusion in (a) the Registration Statement, (b) the Proxy Statement, or (c) any other documents to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such Registration Statement, Proxy Statement and other documents are filed with the SEC or such other Governmental Authorities and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, and, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in Section 6.01(c), and, in each case, at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. All documents which Wells Fargo and the Wells Fargo Subsidiaries are responsible for filing with the SEC and any other Governmental Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

Section 5.18 Brokers and Finders. Neither Wells Fargo nor any Wells Fargo Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Wells Fargo or any Wells Fargo Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

Section 5.19 No Defaults. Neither Wells Fargo nor any Wells Fargo Subsidiary is in default, nor has any event occurred that, with the passage of time or the giving of notice, or both, would constitute a default under any agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a Material Adverse Effect. To the best of Wells Fargo’s knowledge, all parties with whom Wells Fargo or any Wells Fargo Subsidiary has material leases, agreements or contracts or who owe to Wells Fargo or any Wells Fargo Subsidiary material obligations, other than those arising in the ordinary course of the banking business of the Wells Fargo Subsidiaries are in compliance therewith in all material respects.

Section 5.20 Environmental Liability. There are no proceedings, claims, actions or investigations of any kind, pending or , to Wells Fargo’s knowledge, threatened, in any court, agency or other Governmental Authority or in any arbitral body, arising under any Environmental Law; there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other Governmental Authority, imposing liability or obligation under or in respect of any Environmental Law; to Wells Fargo’s knowledge there are and have been no Materials of Environmental Concern or other conditions at any property (owned, operated or otherwise used by, or the subject of a security interest on behalf of, Wells Fargo or any Wells Fargo Subsidiary); and to Wells Fargo’s knowledge there are no reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements that could give rise to obligations or liabilities under any Environment Law.

Section 5.21 Merger Sub. As of the Closing Date, Merger Sub will be a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and will have the corporate power and authority to own or lease its properties and assets and to carry on its business. As of the Closing Date, the execution, delivery and performance by Merger Sub of the Merger Agreement will have been duly authorized by Merger Sub’s Board and shareholders, and the Merger Agreement will be a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.01 Covenants of Company. Company covenants and agrees with Wells Fargo as follows:

(a) Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, Company, and each Company Subsidiary will:

(i) preserve and maintain its existence, rights, franchises and privileges in the jurisdiction of its organization, and qualify and remain qualified in good standing as a foreign organization in each jurisdiction where the failure to preserve and maintain such existence, rights, franchises, privileges and qualification could have a Material Adverse Effect;

(ii) subject to the terms and conditions set forth in this Agreement, operate its business in the ordinary course of business consistent with past practice;

(iii) extend credit in accordance with existing lending policies, except that it shall not, without the prior written concurrence of Wells Fargo (which shall not be unreasonably withheld and which shall be deemed to be waived if Wells Fargo has made no response by the end of the second complete business day following the receipt, as evidenced by confirmed facsimile, of the request by the representative designated in writing by Wells Fargo), make any Loan or modify, restructure, or renew any existing Loan to any person if (A) (1) a new lending relationship, make a Loan in excess of $2,000,000; (2) an existing lending relationship, make any Loan or modify, restructure, or renew any existing Loan to any person if the amount of the Loan, when aggregated with all other outstanding Loans to such person, exceeds $5,000,000 (excluding individual loan transactions less than $3,000,000), (B) such Loans are the subject of Regulation O, or (C) if such Loans are risk rated under Company’s risk rating system at 5 (Special Mention) or greater and the Loan exceeds $500,000; provided that Wells Fargo may request and Company shall provide, for informational purposes related to ongoing due diligence only (but Wells Fargo shall not have the right to concur, consent or approve), information and notice of Loans in an amount between (x) $1,000,000 and less than $3,000,000 and (y) between $250,000 and less than $500,000 if risk rated 5 (Special Mention) or greater; provided further, however, that with respect to any Loans for which information is provided to Wells Fargo or for which Wells Fargo’s concurrence is requested as described above, Wells Fargo will not and shall in no case have the right or authority to approve the making of such Loans or otherwise participate in the origination, underwriting or approval process of Company in making such Loans;

(iv) maintain proper business and accounting records in accordance with GAAP and in the ordinary course of business consistent with past practices;

(v) maintain its properties in good repair and condition, excluding ordinary wear and tear;

(vi) maintain in all material respects presently existing insurance coverage;

(vii) use its commercially reasonable best efforts to preserve its business organization intact, to keep the services of its Employees and to preserve its good will and the good will of its suppliers, customers and others having business relationships with it;

(viii) use its commercially reasonable best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Merger;

(ix) use its commercially reasonable best efforts to comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to its properties and operations the non-compliance with which reasonably could be expected to have a Material Adverse Effect; and

(x) permit Wells Fargo and its representatives (including KPMG LLP) to examine its books, records and properties and to interview officers, Employees and agents at all reasonable times when it is open for business. No such examination by Wells Fargo or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Company herein expressed.

(b) Negative Covenants. Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time, Company and each Company Subsidiary will not (without the prior written consent of Wells Fargo):

(i) amend or otherwise alter its Governing Documents;

(ii) issue or sell or authorize for issuance or sale, or grant any Rights or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities (except as required under existing Benefit Plans and outstanding Company Options and except as contemplated by Section 6.01(n) below);

(iii) authorize or incur any long-term debt (other than deposit liabilities);

(iv) mortgage, pledge or subject to Lien any of its properties, except in the ordinary course of business consistent with past practices;

(v) enter into any material agreement, contract or commitment in excess of $100,000 except banking transactions in the ordinary course of business consistent with past practices and in accordance with Company policies and procedures in effect on the date hereof;

(vi) make any investments except investments made by Company Bank Subsidiaries in the ordinary course of business consistent with past practices for terms of up to one (1) year and in amounts of $1,000,000 or less;

(vii) amend or terminate any Benefit Plan except as required by law or by Section 5.01(j) hereof;

(viii) make any contributions to any Benefit Plan except as required by the terms of such Benefit Plan in effect as of the date hereof; provided, however, if the Closing shall not occur on or before December 12, 2008, then Company shall be authorized to make contributions under its 401(k) Plan in the ordinary course of business consistent with past practices;

(ix) enter into any Derivative Contracts;

(x) declare, set aside, make or pay any dividend or other distribution with respect to its capital stock; provided, however, that if the Closing does not occur (A) on or before the record date of Wells Fargo’s 2008 4th quarter dividend (the “4Q Record Date”), the stockholders of Company shall be entitled to a dividend on Company Common Stock or Wells Fargo Common Stock, but not both, and, if on Company Common Stock, as determined after the calculation of the Wells Fargo Measurement Price, in an amount not to exceed on a per share basis, adjusted by the Merger Exchange Ratio, the amount of dividend a shareholder of Company would have been entitled to receive had such shareholder been a shareholder of record of Wells Fargo on the 4Q Record Date, or (B) on or before the record date of Wells Fargo’s 2009 1st quarter dividend (the “1Q Record Date”), the shareholders shall be entitled to a dividend on Company Common Stock or Wells Fargo Common Stock, but not both, and, if on Company Common Stock, the lesser of (1) as determined after the calculation of the Wells Fargo Measurement Price, an amount not to exceed on a per share basis, adjusted by the Merger Exchange Ratio, the amount of dividend a shareholder of Company would have been entitled to receive had such shareholder been a shareholder of record of Wells Fargo on the 1Q Record Date or (2) the amount by which Company’s tangible equity (computed as of the 1Q Record Date and in accordance with GAAP) exceeds $105,000,000 on a per share basis, in each case, payable prior to the Closing;

(xi) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(xii) increase the compensation of any officers, directors or executive Employees, except pursuant to existing compensation plans and otherwise in the ordinary course of business consistent with past practices or enter into or amend any existing employment agreement with any officer, director, or executive Employee;

(xiii) sell or otherwise dispose of any shares of the capital stock of any Company Subsidiary;

(xiv) make, change, or revoke any Tax election, settle, or compromise (or enter into a settlement or compromise of) any Tax claim or liability, or change (or make a request to any Governmental Authority to change) any aspect of its method of accounting for Tax purposes or prepare or file any Tax Return (or any amendment thereof) unless such Tax Return shall have been prepared in a manner consistent with past practices;

(xv) sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business consistent with past practices, subject to applicable banking regulations; or

(xvi) enter into an agreement to take, directly or indirectly, any of the foregoing actions.

(c) Shareholder Meeting; Dissenting Shareholders. The Company’s Board will duly call, and will cause to be held not later than twenty-five (25) Business Days following the effective date of the Registration Statement, a meeting of its shareholders and will direct that this Agreement and the Merger Agreement be submitted to a vote at such meeting. The Company’s Board will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the TBCA and other applicable law and regulation, (ii) except to the extent that the Company’s Board shall conclude in good faith, after taking into account the opinion of its outside legal counsel and financial advisor, that to do so would breach or reasonably be expected to constitute a breach of its fiduciary obligations under applicable law (A) recommend by the affirmative vote of the Company’s Board that the Company’s shareholders vote in favor of approval of this Agreement and the Merger Agreement, and (B) use its best efforts to solicit from its shareholders proxies in favor of this Agreement and the Merger Agreement. Company shall take all steps necessary to comply with its obligations arising under Articles 5.12 and 5.13 of the TBCA with respect to any shareholders exercising their dissenter’s rights under Article 5.12 and 5.13 of the TBCA.

(d) Information Furnished by Company. Company will furnish or cause to be furnished to Wells Fargo all the information concerning Company and the Company Subsidiaries required for inclusion in the Registration Statement, or any statement or application made by Wells Fargo to any Governmental Authority in connection with the transactions contemplated by this Agreement. Any financial statement for any fiscal year provided pursuant to this Section 6.01(d) must include the audit opinion and the consent of Thomas and Thomas LLP to use such opinion in the Registration Statement.

(e) Approvals. Company will take all necessary corporate and other action and use its best efforts to obtain all approvals of Governmental Authorities, consents and other approvals required of Company to carry out the transactions contemplated by this Agreement and will cooperate with Wells Fargo to obtain all such approvals and consents required of Wells Fargo.

(f) Delivery of Closing Documents. Company will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

(g) Confidential Information. Company will hold in confidence all non-public documents and information concerning Wells Fargo and any Wells Fargo Subsidiary furnished to Company and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to Company’s outside professional advisers in connection with this Agreement; provided, that such professional advisers agree to hold such documents and information in confidence in compliance with this Section 6.01(g). If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used without Wells Fargo’s prior written consent (except to the extent that such information was previously known to Company, in the public domain, or later acquired by Company from other sources not known to Company to be subject to a confidentiality obligation to Wells Fargo) and, upon request, all such documents and any copies thereof and all documents prepared by Company that include such confidential information shall be destroyed, excluding documents required by applicable law to be retained by Company including minutes of meetings or resolutions adopted, and any regulatory filings made, by Company in contemplation of the transactions contemplated hereby.

(h) Prior Negotiations; Competing Transactions.

(i) Prior Negotiations. Company agrees immediately to cease and cause to be terminated any activities, discussions, or negotiations conducted prior to the date of this Agreement with any parties other than Wells Fargo with respect to the transactions contemplated hereby.

(ii) Competing Transactions. Neither Company, nor any Company Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of, or enter into an Acquisition Proposal. Company shall promptly (but in any event within twenty-four (24) hours advise Wells Fargo following the receipt by it of any Acquisition Proposal and the substance thereof (including the identity of the party making such Acquisition Proposal), and will not enter into any confidentiality agreement subsequent to the date hereof which would prohibit Company from providing such information to Wells Fargo.

(i) Public Disclosure. Company shall consult with Wells Fargo as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

(j) Benefit Plans. Company and each Company Subsidiary will take all action necessary or required (i) to terminate or amend, if requested by Wells Fargo, all Benefit Plans and compensation arrangements as of the Effective Time to facilitate the merger of such plans with the Wells Fargo Plans without gaps in coverage for participants in such Benefit Plans and without duplication of costs caused by the continuation of such Benefit Plans after coverage is available under Wells Fargo Plans, and (ii) to submit application to the IRS for a favorable determination letter for each of the Benefit Plans that is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Time.

(k) Accounting Policies. Company shall record, immediately prior to the Effective Time, such additional adjustments or accruals as may be necessary (i) to conform Company’s accounting and credit loss reserve practices and methods to those of Wells Fargo, consistent with Wells Fargo’s plans with respect to the conduct of Company’s business following the Merger and (ii) to the extent permitted by GAAP, to provide for the costs and expenses relating to the consummation by Company of the Merger and the other transactions contemplated by this Agreement.

(l) Environmental Assessments. Company shall obtain, at its sole expense, Phase I environmental assessments for each owned bank facility and each non-residential OREO property (which assessments must include the results of tests for indoor air quality). Oral reports of such environmental assessments shall be given to Wells Fargo as soon as practicable but in no event later than eight (8) weeks and written reports shall be delivered to Wells Fargo no later than ten (10) weeks from the date of this Agreement. Company shall obtain, at its sole expense, Phase II environmental assessments for properties identified by Wells Fargo on the basis of the results of such Phase I environmental assessments. Company shall obtain a survey and assessment of all potential asbestos containing material in owned or leased real properties (other than OREO property) and a written report of the results shall be delivered to Wells Fargo within eight (8) weeks of execution of this Agreement.

(m) Title Commitments and Boundary Surveys. Company shall obtain, at its sole expense, commitments for title insurance and ALTA boundary surveys for each owned bank facility which shall be delivered to Wells Fargo no later than eight (8) weeks from the date of this Agreement. Such boundary surveys shall show the existence and location of all structures, easements and encroachments. Each ALTA boundary survey shall, at a minimum, (i) include the legal description, the dimensions and the total square foot area of the real property and the exterior dimensions of the primary structures on the real property; (ii) show the location of all structures, easements, encroachments and ingress and egress from public roads; and (iii) contain a list and description of all easements.

(n) Company Incentive Plans.

(i) Company shall collect in cash (and timely pay) all applicable Taxes with respect to any Rights exercised under the Company Incentive Plans prior to the Effective Time, and shall comply with all payroll reporting requirements with respect thereto. All outstanding Company Options that remain unexercised at the Effective Time shall be converted into Substitute Options pursuant to Section 3.02.

(ii) Company shall give all holders of Company Options timely notice of the Merger in accordance with the provisions of the applicable Company Incentive Plans and individual grant agreements relating thereto. In accordance with the terms of the Company Incentive Plans, each outstanding Company Option shall become immediately exercisable, whether or not vested under the terms of the applicable Company Incentive Plans. Each holder of a Company Option will then have the right to exercise such Company Option for Company Common Stock, and upon effectiveness of the Merger, receive the Merger Consideration.

(o) Subsidiary Information. Promptly after the date of this Agreement, Company shall provide Wells Fargo with the following information concerning each of the Company Subsidiaries:

(i) Legal name, physical street address, city, county, state (country), zip code;

(ii) Formation date;

(iii) Primary regulator that supervises each functionally regulated entity;

(iv) Legal name of direct equity holder and physical location (city/state/country);

(v) Percent of equity to be transferred to Wells Fargo; and

(vi) The applicable regulatory and activity code (as defined by the applicable instructions for the Federal Reserve Board’s Form FRY-10).

(p) Accounting Methods. Except as previously disclosed in any Company Report filed prior to the date of this Agreement, Company shall not change its methods of accounting in effect at December 31, 2007, except as required by changes in GAAP, with concurrence by Company’s independent auditors.

(q) No Rights Triggered. The Company shall take all reasonable steps necessary to ensure that the entering into of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby and any other action or combination of actions contemplated hereby and thereby do not and will not result in the grant of any securities or obligations convertible into or exercisable or exchangeable for or giving any person any right to subscribe for, redeem, or acquire any securities of Company or any Company Subsidiary to any person (i) under Company’s Governing Documents, and (ii) under any contract to which the Company or any Company Subsidiary is a party, other than the Company Incentive Plans as contemplated by Section 6.01(n).

(r) Interim Financial Statements; Call Reports and Governmental Authority Exams. After the date hereof until the Closing Date, Company shall deliver to Wells Fargo (i) within ten (10) Business Days after the end of each month, a copy of the Company’s unaudited consolidated balance sheet and income statements for such period (“Interim Financial Statements”), which shall be prepared in a manner consistent with the Reference Balance Sheet and in accordance with GAAP and (ii) (A) any Call Reports and (B) any reports, memorandums or other correspondence related to any exams by a Governmental Authority delivered to the Company or any of its Subsidiaries in connection with any such exam, in each case, filed after the date hereof.

Section 6.02 Covenants of Wells Fargo. Wells Fargo covenants and agrees with Company as follows:

(a) Affirmative Covenants. From the date hereof until the Effective Time, Wells Fargo will maintain its corporate existence in good standing; conduct, and cause the Wells Fargo Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Wells Fargo or the Wells Fargo Subsidiaries, their businesses or their properties; maintain all books and records of it and the Wells Fargo Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Wells Fargo Financial Statements, except for changes in such principles and practices required under GAAP.

(b) Information Provided by Wells Fargo. Wells Fargo will furnish to Company all the information concerning Wells Fargo required for inclusion in the Proxy Statement or Statements to be sent to the shareholders of Company, or in any statement or application made by Company to any Governmental Authority in connection with the transactions contemplated by this Agreement.

(c) Registration Statement. As promptly as practicable after the execution of this Agreement, Wells Fargo will file the Registration Statement and any other applicable documents with the SEC, will pay all expenses incident thereto and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the Company shareholders, at the time of the Company shareholders’ meeting referred to in Section 6.01(c) hereof and at the Effective Time the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by Wells Fargo (hereinafter the “Prospectus”), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this Section 6.02(c) shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by Company or any Company Subsidiary for use in the Registration Statement or the Prospectus.

(d) Stock Exchange Listings. Wells Fargo will file all documents required to be filed to list the Wells Fargo Common Stock to be issued as Merger Consideration on the NYSE and use its best efforts to effect such listing.

(e) Wells Fargo Shares. The shares of Wells Fargo Common Stock to be issued by Wells Fargo as Merger Consideration will, upon such issuance to such shareholders pursuant to the Merger Agreement, (i) be duly authorized, validly issued, fully paid and nonassessable and (ii) be free of any preemptive rights of Wells Fargo’s stockholders.

(f) Blue Sky Approvals. Wells Fargo will file all documents and take such actions required to obtain, prior to the Effective Time, all necessary blue sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

(g) Approvals. Wells Fargo will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of Governmental Authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with Company to obtain all such approvals and consents required by Company, including any documents or agreements required to be filed with the Federal Reserve and under the TBCA. The Company will have the right to review in advance, and promptly comment on, the non-confidential portions of such applications. Wells Fargo will inform the Company, as promptly as practicable under the circumstances (and supply Company with a copy of) of the receipt of any material non-confidential communication from any regulatory authority regarding the transactions contemplated hereby and advise the Company, to the extent practicable under the circumstances, in advance, of any meeting or conference with any regulatory authority relating to the receipt of any material permits, consents, approvals, or authorizations of any regulatory authorities required in connection with the transactions contemplated by this Agreement.

(h) Confidential Information. Wells Fargo will hold all documents and information concerning Company and Company’s Subsidiaries furnished to it and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person in compliance with the terms and conditions set forth in the Confidentiality Agreement.

(i) Merger Filings. Wells Fargo will file any documents or agreements required to be filed in connection with the Merger under the TBCA.

(j) Delivery of Closing Documents. Wells Fargo will use its best efforts to deliver all opinions, certificates and other documents required to be delivered by it at the Closing.

(k) Public Disclosure. Wells Fargo shall consult with Company as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

(l) Notice of Regulatory Approvals. Wells Fargo shall give Company notice of receipt of the regulatory approvals referred to in Section 6.02(g).

(m) Indemnification; Directors and Officers Insurance. With respect to the indemnification of directors and officers, Wells Fargo agrees as follows:

(i) Following the Effective Time, Wells Fargo shall ensure that any provisions relating to the indemnification, exculpation or holding harmless of any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Company or any Company Subsidiary (an “Indemnified Party” and collectively, the “Indemnified Parties”), in Company’s or any of its Subsidiaries’ Governing Documents as in effect as of the date hereof, as applicable in the particular case as in effect immediately prior to the Effective Time, shall with respect to claims arising from (A) facts or events that occurred on or prior to the Effective Time or (B) this Agreement or any of the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Effective Time, shall survive the Merger and continue in full force and effect. Nothing contained in this Section 6.02(m)(i) shall be deemed to preclude the liquidation, consolidation, or merger of Company or any Company Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to survive and continue as contractual rights notwithstanding any such liquidation or consolidation or merger; provided, however, that in the event of liquidation or sale of substantially all of the assets of Company, Wells Fargo shall guarantee, to the extent of the net asset value of Company or any Company Subsidiary as of the Effective Date of the Merger, the indemnification obligations of Company or any Company Subsidiary to the extent of indemnification obligations of Company and the Company Subsidiaries described above. Notwithstanding anything to the contrary contained in this Section 6.02(m)(i), nothing contained in this Agreement shall require Wells Fargo to indemnify any person who was a director or officer of Company or any Company Subsidiary to a greater extent than Company or any Company Subsidiary is, as of the date of this Agreement, required to indemnify any such person;

(ii) any Indemnified Party wishing to claim indemnification under Section 6.02(m)(i), upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify Wells Fargo thereof, but the failure to so notify shall not relieve Wells Fargo of any liability it may have to such Indemnified Party. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time) (A) Wells Fargo shall have the right to assume the defense thereof and Wells Fargo shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Wells Fargo elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Wells Fargo and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to them, and Wells Fargo shall pay the reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefore are received, provided, however, that Wells Fargo shall be obligated pursuant to this Section 6.02(m)(ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, and (B) such Indemnified Party shall cooperate in the defense of any such matter;

(iii) for a period of three (3) years after the Effective Time, Wells Fargo shall use its best efforts to cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that Wells Fargo shall have sole authority to negotiate the premiums and any changes, extensions or modifications of such policies and may substitute therefore policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that in no event shall Wells Fargo be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 6.02(m)(iii), any amount per annum in excess of two hundred percent (200%) of the amount of the annual premiums paid as of the date hereof by Company for such insurance (the “Maximum Amount”) and provided, further, that, prior to the Effective Time, Company shall notify the appropriate directors’ and officers’ liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Indemnified Party, or circumstances likely to give rise thereto to the extent known to the Company, in accordance with terms and conditions of the applicable policies. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Wells Fargo shall use reasonable efforts to maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount;

(iv) if Wells Fargo or any of its successors or assigns (A) shall consolidate with or merge into any other person and shall not be the continuing or surviving person or (B) shall transfer all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of Wells Fargo shall assume the obligations set forth in this Section 6.02(m); and

(v) the provisions of this Section 6.02(m) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(n) Form S-8. Wells Fargo shall (i) within five (5) business days of the Effective Time, register under the Securities Act on Form S-8 or other appropriate form (and use its best efforts to maintain the effectiveness thereof) all shares of Wells Fargo Stock issuable upon the exercise of the Substitute Options, (ii) cause such shares to be authorized for listing on the NYSE, and (iii) reserve a sufficient number of such shares for issuance upon exercise of such Substitute Options.

(o) Company Options. As soon as practicable after the Effective Time, Wells Fargo shall deliver to the holders of Company Options any required notices setting forth such holders’ rights pursuant to the applicable Company Incentive Plan and grant agreements related thereto and stating that such Company Options and Company Incentive Plans and related grant agreements have been assumed by Wells Fargo and shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.02) after giving effect to the Merger and the terms of the relevant Company Option.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by each of Wells Fargo and Company on or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Company Common Stock required for approval of a plan of merger in accordance with the provisions of Company’s Governing Documents, the Shareholder Agreement and the TBCA.

(b) Governmental Approvals. All consents, approvals and actions of, filings with and notices to any Governmental Authority required by Wells Fargo, Company or any of their respective Subsidiaries under applicable law or regulation to consummate the Merger and the other transactions contemplated hereby, shall have been obtained or made and shall remain in full force and effect, including approval of the Merger by the applicable regulatory authorities (e.g., the Federal Reserve and the Federal Trade Commission).

(c) Shares Authorized for Listing. The shares of Wells Fargo Common Stock to be issued as Merger Consideration shall have been authorized for listing on the NYSE.

(d) No Restraining Order, Etc. No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

(e) Registration Statement Effective; No Stop Order, Etc.; Blue Sky Authorizations Received. The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Wells Fargo shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

Section 7.02 Conditions Precedent to Obligation of Company. The obligation of Company to effect the Merger shall be subject to the satisfaction at or before the Closing Date of the following conditions, which may be waived in writing by Company:

(a) Representations and Warranties. Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions or events occurring after the date of this Agreement made in the ordinary course of business consistent with past practices and not expressly prohibited by this Agreement, the representations and warranties contained in Article V not qualified as to materiality be shall be true and correct in all respects material to Wells Fargo and its subsidiaries taken as a whole and the representations qualified as to materiality shall be true and correct as if made on the Closing Date; provided, however, that to the extent that any such representations and warranties were made as of a specified date, such representations and warranties shall continue on the Closing Date to have been so true and correct as of such specified date and not as of the Closing Date; and provided further, however, that this condition precedent set forth in this Section 7.02(a) shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, “Material Adverse Effect” and similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not reasonably be expected to have, a Material Adverse Effect with respect to Wells Fargo, other than Wells Fargo’s representations and warranties contained in Section 5.04, which shall be true and correct in all material respects (“Wells Fargo Standard”).

(b) Performance of Wells Fargo Obligations. Wells Fargo shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it and Merger Sub on or before the Closing Date.

(c) Wells Fargo Compliance Certificate. Company shall have received a favorable certificate, dated as of the Effective Date, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Wells Fargo, as to the matters set forth in Sections 7.02(a) and (b).

(d) Tax Opinion. Company shall have received an opinion, dated the Closing Date, of counsel to Company, substantially to the effect that, for federal income Tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In issuing such opinion, counsel to Company may rely on customary written representations and warranties of Company, Wells Fargo and Merger Sub, as to certain matters in such opinion.

(e) No Material Adverse Change. Since March 31, 2008, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a Material Adverse Effect.

(f) Conversion of Company Options. Wells Fargo shall have taken all actions necessary to convert the Company Options into Substitute Options.

Section 7.03 Conditions Precedent to Obligation of Wells Fargo. The obligation of Wells Fargo to effect the Merger shall be subject to the satisfaction at or before the Closing Date of the following conditions, which may be waived in writing by Wells Fargo:

(a) Representations and Warranties. Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions or events occurring after the date of this Agreement made in the ordinary course of business consistent with past practices and not expressly prohibited by this Agreement, the representations and warranties contained in Article IV hereof not qualified as to materiality shall be true and correct in all material respects and the representations contained in Article IV hereof qualified as to materiality shall be true and correct as if made on the Closing Date; provided, however, that to the extent that any such representations and warranties were made as of a specified date, such representations and warranties shall continue on the Closing Date to have been so true and correct as of such specified date and not as of the Closing Date; and provided further, however, that this condition precedent set forth in this Section 7.03(a) shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, “Material Adverse Effect” and similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not reasonably be expected to have, a Material Adverse Effect with respect to the Company, other than Company’s representations and warranties contained in Sections 4.03 and 4.04, which shall be true and correct in all material respects (“Company Standard”).

(b) Performance of Company Obligations. Company shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it on or before the Closing Date.

(c) Company’s Compliance Certificate. Wells Fargo shall have received a favorable certificate dated as of the Effective Date of the Merger signed by the Chairman or President and by the Secretary or Assistant Secretary of Company, as to the matters set forth in Sections 7.03(a) and (b), accompanied by a certificate of the inspector of election and Secretary or Assistant Secretary of the Company as to the results of the Company’s shareholders’ vote to approve the Merger, this Agreement and the Merger Agreement.

(d) Consents, Authorizations, Etc. Obtained. Company and each Company Subsidiary shall have obtained any and all material consents or waivers from other parties to loan agreements, leases or other contracts material to Company’s or such Company Subsidiary’s business required for the consummation of the Merger, and Company and each Company Subsidiary shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

(e) Number of Outstanding Shares. At any time since the date hereof the total number of shares of Company Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute Company Common Stock) of all Rights convertible into Company Common Stock shall not have exceeded 2,640,060 (as adjusted for any stock dividend, stock splits or similar events).

(f) No Casualty Losses, Etc. Company and the Company Subsidiaries considered as a whole shall not have sustained from the date of this Agreement any loss or interference with their business from any civil disturbance or any fire, explosion, flood or other calamity, whether or not covered by insurance which has had and could reasonably be expected to have a Material Adverse Effect.

(g) No Environmental Liability. There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could result in the imposition on Company or any Company Subsidiary of, any liability relating to the release of Hazardous Substances, which has had or could reasonably be expected to have a Material Adverse Effect.

(h) No Material Adverse Change. Since May 31, 2008, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

(i) Resignations. Company shall have delivered the resignations of each member of its Board, effective as of the Effective Time, and such resignations shall not have been withdrawn.

(j) No OREO. As of the Closing, Company and Company Bank Subsidiary shall have sold to Truman Arnold or one of his affiliates, all OREO set forth on the Reference Financial Statements, Interim Financial Statements or acquired after the date of the last Interim Financial Statement delivered to Wells Fargo prior to the Closing at a price equal to Company’s gross investment excluding any reserves, charge-offs or other valuation adjustments.

(k) Corporate Documentation. Company shall have delivered the following to Wells Fargo no later than the Closing:

(i) with respect to Company and each of the Company Subsidiaries:

(A) certified copies of the Governing Documents;

(B) certificate of good standing, issued by the Secretary of State of the jurisdiction of incorporation of such entity within ten (10) days of the Closing;

(C) stock certificates for all of the issued and outstanding capital stock of each direct and indirect Company Subsidiary; and

(D) minute books for Company and each non-bank Company Subsidiary.

(ii) definitive agreements and related documents for all acquisitions or divestitures pending between Company or any Company Subsidiary and any person and closing files for all acquisitions or divestitures completed between Company or any Company Subsidiary and any person.

ARTICLE VIII

EMPLOYEE BENEFIT PLANS

Section 8.01 Employee Benefit Plans. Each Employee as of the Closing Date (a “Transferring Employee”) shall be eligible for participation in the employee welfare and retirement plans of Wells Fargo, as in effect from time to time, as follows:

(a) Employee Welfare Benefit Plans. Each Transferring Employee shall be eligible for participation in the Wells Fargo Plans listed on Schedule 8.01 subject to any eligibility requirements applicable to such

Plans (and not subject to pre-existing condition exclusions, except with respect to the Wells Fargo Long Term Care Plan and Wells Fargo Long Term Disability Plan) and shall enter each Wells Fargo Plan not later than the first day of the calendar quarter which begins at least thirty-two (32) days after the Closing Date (the “Benefits Conversion Date”). It is intended that the transition from the Benefit Plans to the Wells Fargo Plans will be facilitated without gaps in coverage to the participants and without duplication of costs to Wells Fargo. Transferring Employees shall receive credit for years of service to Company, the Company Subsidiaries and any predecessors of Company or the Company Subsidiaries (to the extent credited by Company) for the purpose of determining benefits under the Wells Fargo Paid Time Off Program, Salary Continuation Pay Plan and Short Term Disability Plan. Transferring Employees shall be eligible for participation in the Wells Fargo Salary Continuation Pay Plan subject to any eligibility requirements applicable to such plans immediately following the Effective Time; provided, however, that no Transferring Employee who is a participant in any Company severance or salary continuation plan that would provide such Transferring Employee with benefits after the Effective Time or who has an employment, change in control or severance agreement with Company or any Company Subsidiary at the Effective Time shall be eligible to participate in the Wells Fargo Salary Continuation Pay Plan until such Transferring Employee is no longer covered by such Company severance or salary continuation plan or employment agreement.

(b) Employee Retirement Benefit Plans.

(i) Each Transferring Employee shall be eligible to participate in the Wells Fargo 401(k) Plan (the “401(k) Plan”), subject to any eligibility requirements applicable to the 401(k) Plan (with full credit for years of past service to Company and the Company Subsidiaries, or to any predecessor-in-interest of Company or the Company Subsidiaries to the extent such service is currently given credit under the existing Company 401(k) plan) for the purpose of satisfying any eligibility and vesting periods applicable to the 401(k) Plan, and shall enter the 401(k) Plan no later than the Benefits Conversion Date.

(ii) Each Transferring Employee shall be eligible to participate in the Wells Fargo Cash Balance Plan (the “Cash Balance Plan”) under the terms thereof, subject to any eligibility requirements applicable to the Cash Balance Plan. Wells Fargo shall not recognize a Transferring Employee’s past service with Company or any Company Subsidiary or any predecessor-in-interest of Company or the Company Subsidiaries for any purpose under the Cash Balance Plan. Therefore, each Transferring Employee shall be eligible for participation, as a new employee, in the Cash Balance Plan pursuant to the terms thereof as of the Benefits Conversion Date.

(iii) Each Transferring Employee shall be eligible for access to Wells Fargo’s retiree medical benefit, subject to any eligibility requirements applicable to such benefit. Wells Fargo shall recognize years of past service with Company and the Company Subsidiaries for the purpose of eligibility to access Wells Fargo’s retiree medical benefit.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of the parties hereto;

(b) by either of the parties hereto upon written notice to the other party if the Merger shall not have been consummated by June 30, 2009 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party; or

(c) by Company or Wells Fargo upon written notice to the other party if any Governmental Authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

Section 9.02 Effect of Termination. Termination of this Agreement under Section 9.01 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party’s willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under Sections 6.01(g)), 6.02(h) and 10.01 shall survive such termination. Except as provided in the foregoing sentence, neither party will have any liability or further obligation as a result of termination of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Expenses. All expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees, incurred by Company and Company Subsidiaries shall be included in the calculation of Company Per Share Value, and all such expenses incurred by Wells Fargo shall be borne by Wells Fargo.

Section 10.02 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

Section 10.03 Third Party Beneficiaries. Except as otherwise provided in Sections 6.02(m) and (n) hereof with respect to indemnification and insurance of directors and officers and the preparation of a Form S-8, and Article VIII, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

Section 10.04 Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be (a) delivered in person, or (b) sent by facsimile, or (c) sent by reputable overnight courier service addressed as follows:

If to Wells Fargo:

Wells Fargo & Company

Wells Fargo Center

MAC #N9305-173

Sixth and Marquette

Minneapolis, Minnesota 55479

Attention: Corporate Secretary

(612) 667-6082

If to Company:

2900 St. Michael Drive, 5th Floor

Texarkana, TX 75503

Attention: Jim Day, Senior Vice President & General Counsel

Fax: (903) 334-8987

With a copy to:

Mitchell, Williams, Selig, Gates & Woodyard P.L.L.C.

425 W. Capitol Ave., Suite 1800

Little Rock, AR 72201

Attention: John S. Selig

Fax: (501) 918-7804

or to such other address with respect to a party as such party shall notify the other in writing as above provided. Notice shall be effective upon receipt.

Section 10.05 Complete Agreement. This Agreement, including the Exhibits and Schedules hereto and the Merger Agreement contain the complete agreement between the parties hereto with respect to the Merger and other transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

Section 10.06 Captions. The captions contained in this Agreement and the Exhibits and Schedules hereto are for convenience of reference only and do not form a part of this Agreement or the Exhibits or Schedules.

Section 10.07 Waiver and Other Action. Either party hereto may, by a signed writing, give any consent, take any action pursuant to Article IX hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

Section 10.08 Amendment. At any time before the Closing Date, the parties hereto, by action taken by their respective Boards or pursuant to authority delegated by their respective Boards, may amend this Agreement; provided, however, that no amendment after approval by Company’s shareholders shall be made which changes in a manner adverse to such shareholders the Merger Consideration.

Section 10.09 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas without regard to the conflict of laws provisions thereof.

Section 10.10 Non-Survival of Representations and Warranties. No representation or warranty contained in the Agreement or the Merger Agreement shall survive the Merger or, except as set forth in Section 9.02, the termination of this Agreement. Sections 6.02(m) and (n) and this Article X shall survive the Merger.

Section 10.11 Control of Other Party’s Business. Nothing contained in this Agreement shall give Wells Fargo, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 10.12 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

Section 10.13 Specific Performance. The parties hereto agree that legal damages would be inadequate and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

WELLS FARGO & COMPANY		CENTURY BANCSHARES, INC.

By:	/s/ Greg D. Cook	By:	/s/ Joe Nichols
	Name: Greg D. Cook Title: Senior Vice President		Name: Joe Nichols Title: Chairman of the Board and President

APPENDIX B

FAIRNESS OPINION OF FIRST SOUTHWEST COMPANY

325 North St. Paul Street

Suite 800

Dallas, Texas 75201-3852

214-953-4000 Direct

800-678-3792 Toll Free

214-953-4060 Fax

August 13, 2008

Board of Directors

Century Bancshares, Inc.

2900 St. Michael Drive

Texarkana, Texas 75503

Members of the Board:

Century Bancshares, Inc. (“Century”), a Texas corporation, and Wells Fargo & Company (“Wells Fargo”), a Delaware Corporation, have entered into an Agreement and Plan of Reorganization dated August 13, 2008 (the “Agreement”), whereby a wholly owned subsidiary of Wells Fargo will be merged with and into Century, with Century as the surviving entity (the “Merger”).

As a result of the Merger, each share of Century’s common stock issued and outstanding immediately prior to the Merger (subject to customary exceptions specified in the Agreement) will be converted into the number of shares of Wells Fargo’s common stock as determined by the Merger Exchange Ratio defined in the following. The Merger Exchange Ratio is calculated by dividing the Company per Share Value, as defined below, by the Wells Fargo Measurement Price, as defined below, (rounded to the nearest ten-thousandth) as follows:

(i) if the Wells Fargo Measurement Price is equal to or less than $27.00, the quotient determined by dividing the Company per Share Value by $27.00;

(ii) if the Wells Fargo Measurement Price is greater than $27.00 but less than $33.00, the quotient determined by dividing the Company Per Share Value by the Wells Fargo Measurement Price; or

(iii) if the Wells Fargo Measurement Price is greater than or equal to $33.00, the quotient determined by dividing the Company Per Share Value by $33.00.

The Wells Fargo Measurement Price is defined as the average of the volume weighted average price of a share of Wells Fargo Common Stock on the NYSE only (as reported by Bloomberg LP) for each of the twenty (20) consecutive trading days ending on the trading day immediately prior to the shareholder approval meeting, rounded to the nearest ten-thousandth.

The Company Per Share Value is defined as the quotient of (i) (a) $190,000,000 less (b) any third party legal, investment banking or advisory fees incurred by Century in connection with the transactions contemplated hereby divided by (ii) the total shares of Century’s common stock outstanding immediately prior to the Merger assuming the exercise of all Company Options (as defined in the Agreement). By way of example, the Company Per Share Value as of the date hereof, before any third party expenses related to the Merger, is $71.9681. It is estimated that the deduction of these transaction fees and other expenses will reduce the Company Per Share Value by less than 1.5%.

Century Banschares

August 13, 2008

First Southwest Company, as part of its investment banking business, regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. You have asked for our opinion as to whether the Merger Exchange Ratio is fair from a financial point of view to the shareholders of Century. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain available financial statements, including audited financial statements and other historical financial information of Century that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Wells Fargo that we deemed relevant; (iv) internal financial projections for the year ended December 31, 2008 as provided by senior management of Century and an internal long term growth rate as provided by senior management of Century for the four years thereafter; (v) consensus earnings per share estimates for Wells Fargo for the years ending December 31, 2008 and 2009, and a consensus estimated long term earnings per share growth rate as published by Bloomberg LP and Capital IQ; (vi) the publicly reported historical price and trading activity for Wells Fargo’s common stock, including a comparison of certain financial information for Century and Wells Fargo with similar publicly available information for certain other companies the securities of which are publicly traded; (vii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry; (viii) the current market environment generally and the banking environment in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Century the business, financial condition, results of operations and prospects of Century and held similar discussions with certain members of senior management of Wells Fargo regarding the business, financial condition, results of operations and prospects of Wells Fargo.

In arriving at our opinion and with your consent, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Century and Wells Fargo or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of senior management of Century and Wells Fargo that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof.

With respect to the internal financial projections of Century and used by First Southwest Company in its analyses, Century’s management confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of Century. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Century or Wells Fargo or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Century and Wells Fargo nor have we reviewed any individual credit files relating to Century and Wells Fargo. We have assumed, with your consent, that the respective allowances for loan losses for both Century and Wells Fargo are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have also assumed that there has been no material change in Century’s and Wells Fargo’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Century and Wells Fargo will remain as going concerns for all periods relevant to our analyses, that each party to the Agreement will perform in all material respects the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Century Banschares

August 13, 2008

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and our opinion speaks only as of such date and not as of any other date. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Wells Fargo’s ordinary shares will be when issued to Century’s shareholders pursuant to the Agreement or the prices at which Century’s and Wells Fargo’s common stock may trade at any time.

We have acted as Century’s financial advisor in connection with the Merger and will receive a fee from Century for our services, a substantial portion of which is contingent upon consummation of the Merger. Century has also agreed to indemnify us against certain liabilities arising out of our engagement. In addition, First Southwest Company and its parent company maintain a banking relationship with Century, as a borrower.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Wells Fargo and its affiliates. We may also actively trade the equity or debt securities of Wells Fargo or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Century in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Century as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Exchange Ratio to holders of Century’s common stock and does not address the underlying business decision of Century to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Century or the effect of any other transaction in which Century might engage. Our opinion is not to be quoted, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without First Southwest Company’s prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Exchange Ratio is fair to the holders of Century’s common stock from a financial point of view.

Very truly yours,

/S/ FIRST SOUTHWEST COMPANY
FIRST SOUTHWEST COMPANY

APPENDIX C

TEXAS BUSINESS CORPORATION ACT, ARTICLES 5.11 – 5.13

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS.

A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1) the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a) listed on a national securities exchange;

(b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c) held of record by not less than 2,000 holders;

(2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a) shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii) held of record by not less than 2,000 holders;

(b) cash in lieu of fractional shares otherwise entitled to be received; or

(c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS.

A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In computing the fair value of the shares under this article, consideration must be given to the value of the corporation as a going concern without including in the computation of value any control premium, any minority discount, or any discount for lack of marketability. If the corporation has different classes or series of shares, the relative rights and preferences of and limitations placed on the class or series of shares, other than relative voting rights, held by the dissenting shareholder must be taken into account in the computation of value. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS.

A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article

5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

PROXY

CENTURY BANCSHARES, INC.

This Proxy is solicited by the Board of Directors for use

at the Special Meeting of Shareholders on December 24, 2008

The undersigned shareholder of Century Bancshares, Inc. (“Century”) hereby constitutes and appoints Truman Arnold and James H. Day, and each of them, attorneys, agents and proxies with full power of substitution, to vote the number of shares of common stock of Century which the undersigned would be entitled to vote if personally present at the special meeting of shareholders of Century to be held at 10:00 a.m., local time, on Wednesday, December 24, 2008, and at any adjournments thereof (the “special meeting”), with respect to the proposal described in the enclosed Proxy Statement-Prospectus and the Notice of Special Meeting of Shareholders, which are part of the Registration Statement on Form S-4 (No. 333-153922) of Wells Fargo & Company (“Wells Fargo”), timely receipt of which are hereby acknowledged.

This Proxy may be revoked at any time before it is exercised. The Board of Directors of Century unanimously recommends a vote “FOR” proposal 1.

1.	Proposal to approve the Agreement and Plan of Reorganization (the “Agreement”), by and between Century and Wells Fargo, dated as of August 13, 2008, as it may be amended from time to time, pursuant to which a wholly owned subsidiary of Wells Fargo will merge with and into Century with Century surviving the merger as a wholly owned subsidiary of Wells Fargo, as described in the Proxy Statement-Prospectus.

For  ☐                            Against  ☐                             Abstain  ☐

2.	In their discretion, upon such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

This Proxy when properly executed will be voted as specified in this Proxy. Unless otherwise specified, this Proxy will be voted “FOR” the proposal to approve the Agreement. If any other matter is properly presented at the special meeting or any adjournment or postponement of the special meeting, the Proxy will be voted in accordance with the judgment of the persons appointed as proxies.

IMPORTANT: PLEASE DATE AND SIGN THE PROXY BELOW.

Please sign exactly as your name appears on the certificate(s) representing your share(s) of common stock of Century. If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If shares are held by a corporation, please sign the full corporate name by president or other authorized officer. If shares are held by a partnership or other entity, please sign the full partnership or other entity name by authorized person. Please sign, date and return this Proxy promptly using the enclosed envelope.

Dated                                     , 2008

(Signature of Shareholder)

(Print Name of Shareholder)

(Signature of Shareholder)

(Print Name of Shareholder)